As filed with the Securities and Exchange             Registration No. 333-87305
Commission on December 13, 1999                        Registration No. 811-2512

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

--------------------------------------------------------------------------------
                        Pre-Effective Amendment No. 1 To
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                and Amendment to

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

--------------------------------------------------------------------------------
     Variable Annuity Account B of Aetna Life Insurance and Annuity Company

                    Aetna Life Insurance and Annuity Company

            151 Farmington Avenue, TS31, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-4686

                           Julie E. Rockmore, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, TS31, Hartford, Connecticut 06156
                     (Name and Address of Agent for Service)

--------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

It is proposed that this Filing will become effective on December 17, 1999.

                           VARIABLE ANNUITY ACCOUNT B
                              CROSS REFERENCE SHEET

FORM N-4
ITEM NO.                PART A (PROSPECTUS)                    LOCATION - PROSPECTUS

   1      Cover Page...................................    Cover Page

   2      Definitions..................................    Not Applicable

   3      Synopsis.....................................    Contract Overview; Fee Table

   4      Condensed Financial Information..............    Condensed Financial Information

   5      General Description of Registrant, Depositor,
          and Portfolio Companies......................    Other Topics - The Company; Variable Annuity
                                                           Account B; Appendix III - Description of
                                                           Underlying Funds

   6      Deductions and Expenses......................    Fees

   7      General Description of Variable Annuity
          Contracts....................................    Contract Overview

   8      Annuity Period...............................    The Income Phase

   9      Death Benefit................................    Death Benefit

   10     Purchases and Contract Value.................    Purchase and Rights; Your Account Value

   11     Redemptions..................................    Your Right to Cancel; Systematic Distribution
                                                           Options

   12     Taxes........................................    Taxation

   13     Legal Proceedings............................    Other Topics - Legal Matters and Proceedings

   14     Table of Contents of the Statement of
          Additional Information.......................    Contents of the Statement of Additional
                                                           Information

FORM N-4               PART B (STATEMENT OF                 LOCATION - STATEMENT OF
ITEM NO.              ADDITIONAL INFORMATION)               ADDITIONAL INFORMATION

   15     Cover Page....................................   Cover page

   16     Table of Contents.............................   Table of Contents

   17     General Information and History...............   General Information and History

   18     Services......................................   General Information and History; Independent
                                                           Auditors

   19     Purchase of Securities Being Offered..........   Offering and Purchase of Contract

   20     Underwriters..................................   Offering and Purchase of Contract

   21     Calculation of Performance Data...............   Performance Data; Average Annual Total Return
                                                           Quotations

   22     Annuity Payments..............................   Income Phase Payments

   23     Financial Statements..........................   Financial Statements

                    Part C (Other Information)

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                     Contract Prospectus - December 17, 1999
--------------------------------------------------------------------------------


The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by Aetna Life Insurance and Annuity Company (the Company, we, us). It is issued as either a qualified Individual Retirement Annuity (IRA), a qualified Roth IRA, a qualified contract under certain employer sponsored retirement plans, or as a nonqualified deferred annuity contract.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Table of Contents . . . page 3


Contract Design. The contract described in this prospectus is designed to:

o Help you save for retirement security while receiving beneficial tax treatment;

o Offer a variety of investment options to help meet long-term financial goals;

o     Provide a death benefit to the beneficiary you designate; and

o     Provide payments for life or for a specified period.

Purchase Payments/Premium Bonuses. We credit a premium bonus to your account for each eligible purchase payment you make. Purchase payments and any corresponding premium bonuses are allocated to the investment options you select.


Over time, the amount of the premium bonus may be more than offset by the fees associated with the bonus.


Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Option"
section in this prospectus and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.  o   ALIAC Guaranteed Account (the Guaranteed Account)

                         o   Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus.

Availability of Options. Some variable investment options or fixed interest options may be unavailable through your contract or in your state.


Getting Additional Information. You may obtain the December 17, 1999, Statement of Additional Information (SAI) about the separate account by indicating your request on your application or calling us at 1-800-238-6219. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account are posted on the Securities and Exchange Commission (SEC) web site, http://www.sec.gov and may also be obtained, free of charge, by contacting the SEC Public Reference Room at 202-942-8090. The SAI table of contents is listed on page 40 of this prospectus. The SAI is incorporated into this prospectus by reference.


Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the FDIC. The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

                                    The Funds

o  Aetna Balanced VP, Inc.

o  Aetna Income Shares d/b/a Aetna Bond VP

o  Aetna Growth VP

o  Aetna Variable Fund d/b/a Aetna Growth and Income VP

o  Aetna Index Plus Large Cap VP

o  Aetna International VP

o  Aetna Variable Encore Fund d/b/a Aetna Money Market VP

o  Aetna Real Estate Securities VP

o  Aetna Small Company VP

o  AIM V.I. Capital Appreciation Fund

o  AIM V.I. Growth Fund

o  AIM V.I. Growth and Income Fund

o  AIM V.I. Value Fund

o  Fidelity Variable Insurance Products Fund (VIP) Equity-Income Portfolio

o  Fidelity Variable Insurance Products Fund (VIP) Growth Portfolio

o  Fidelity Variable Insurance Products Fund (VIP) High Income Portfolio

o  Fidelity Variable Insurance Products Fund II (VIP II) Contrafund Portfolio

o  Janus Aspen Aggressive Growth Portfolio

o  Janus Aspen Balanced Portfolio

o  Janus Aspen Growth Portfolio

o  Janus Aspen Worldwide Growth Portfolio

o  MFS Total Return Series

o  Oppenheimer Aggressive Growth Fund/VA

o  Oppenheimer Main Street Growth & Income Fund/VA

o  Oppenheimer Strategic Bond Fund/VA

o  Portfolio Partners (PPI) MFS Emerging Equities Portfolio

o  Portfolio Partners (PPI) MFS Research Growth Portfolio

o  Portfolio Partners (PPI) MFS Value Equity Portfolio

o  Portfolio Partners (PPI) Scudder International Growth Portfolio

                                TABLE OF CONTENTS

Contract Overview                                                              4

o Contract Design -- Contract Facts -- Questions: Contacting the Company - Sending Forms and Written Requests in Good Order - Sending Additional Purchase Payments - Contract Phases: The Accumulation Phase, The Income Phase

Fee Table                                                                      7

Condensed Financial Information                                               13

Investment Options                                                            13

Transfers Among Investment Options                                            14

Purchase and Rights                                                           15

Premium Bonus                                                                 16

Right to Cancel                                                               17

Fees                                                                          18

Your Account Value                                                            21

Withdrawals                                                                   23

Systematic Distribution Options                                               24

Death Benefit                                                                 25

The Income Phase                                                              27

Taxation                                                                      30

Other Topics                                                                  37


o The Company -- Variable Annuity Account B -- Contract Distribution -- Payment of Commissions -- Payment Delay or Suspension -- Performance Reporting -- Voting Rights -- Contract Modifications -- Transfer of
      Ownership: Assignment -- Involuntary Terminations -- Legal Matters and Proceedings -- Year 2000 Readiness


Contents of the Statement of Additional Information                           40

Appendix I -- ALIAC Guaranteed Account                                        41

Appendix II -- Fixed Account                                                  43

Appendix III -- Description of Underlying Funds                               44

                                Contract Overview
--------------------------------------------------------------------------------

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Design

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

Contract Facts


Premium Bonus. We will credit a premium bonus to your account whenever you make an eligible purchase payment. Your initial purchase payment is always eligible for a premium bonus. Thereafter, any withdrawals you make from the contract reduce dollar-for-dollar the eligibility of subsequent purchase payments for a premium bonus.

To determine the eligibility of subsequent purchase payments for a premium bonus, we subtract the sum of your withdrawals from the sum of your purchase payments. The result equals your net cumulative purchase payments. Next, we subtract from the net cumulative purchase payment amount the sum of your previous purchase payments upon which we paid a premium bonus, which results in the amount of the purchase payment eligible for a premium bonus. See "Premium Bonus" for an example of the effect of withdrawals on eligibility for a premium bonus.

The amount of your premium bonus is a certain percentage of the eligible purchase payment. The particular percentage is determined according to the following schedule, which is based on three ranges of net cumulative purchase payments.


         Net Cumulative Purchase Payments            Premium Bonus Percentage
         --------------------------------            ------------------------

         $1,500 to $14,999                                    2.00%

         $15,000 to $2,499,999                                4.00%

         $2,500,000 or more                                   5.00%


The premium bonus is included in your account value and will be allocated among the investment options you have selected in the same proportion as the purchase payment. In certain circumstances, a premium bonus previously credited to your account will not be included when calculating the death benefit or income phase payments. See "Premium Bonus," "Death Benefit - Death Benefit Amount" and "The Income Phase - Premium Bonus." Also, if you exercise your free look privilege and cancel your contract, the amount refunded to you will not include any premium bonus. See "Right to Cancel."


Free Look/Right to Cancel. You may cancel your contract within 10 days (some states require more than 10 days) of receipt. See "Right to Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend on the death benefit option selected, and once a death benefit option is selected it may not be changed. Each death benefit option has a different mortality and expense risk charge. See "Fees" and "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

Withdrawals. During the accumulation phase, you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Internal Revenue Code of 1986, as amended (Tax Code), restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."


--------------------------------------------------------------------------------
Questions: Contacting the Company. To answer your questions, contact your local representative or write or call our Home Office at:

Aetna Financial Services
Annuity Services
151 Farmington Avenue
Hartford, CT 06156-1258

1-800-238-6219

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Sending Additional Purchase Payments.

Use one of the following addresses when sending additional purchase payments.

If using the U.S. Postal Service:

ALIAC
Attn: New Business Unit
P.O. Box 30670
Hartford, CT 06150-0670

If using express mail:

Fleet Bank/ALIAC #30670
Lockbox - CT/EH F03E
99 Founders Plaza, 3rd Floor
East Hartford, CT 06108

Express mail packages should not be sent to the P.O. Box Address.

--------------------------------------------------------------------------------

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g. IRAs or 403(b) plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution of earnings. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating dollars under your contract)


STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment and premium bonus.


STEP 2: You direct us to invest your purchase payment and the premium bonus in one or more of the following investment options:

(a)  Fixed Interest Options; or

(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

                                  ------------
                                   Payments to
                                  Your Account
                                  ------------
                                     Step 1
--------------------------------------------------------------------------------
                    Aetna Life Insurance and Annuity Company
--------------------------------------------------------------------------------
             (a)                     Step 2      (b)
             -----------                         -------------------------------
                Fixed                                   Variable Annuity
              Interest                                     Account B
               Options                             Variable Investment Options

             -----------                         -------------------------------
                                                         The Subaccounts
                                                 -------------------------------
                                                     A          B         Etc
                                                 -------------------------------
                                                        Step 3
                                                 ---------------------
                                                  Mutual       Mutual
                                                  Fund A       Fund B
                                                 ---------------------

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

o     Receive income phase payments for a specified period of time or for life;

o Receive income phase payments monthly, quarterly, semi-annually or annually;

o Select an income phase payment option that provides for payments to your beneficiary; or

o Select fixed income phase payments or payments that vary based upon the performance of the variable investment options you select.

                                    Fee Table
--------------------------------------------------------------------------------


The tables and examples in this section show the fees that may affect your account value during the accumulation phase. See "The Income Phase" for fees that may apply after you begin receiving income phase payments under the contract.


Maximum Transaction Fees

Early Withdrawal Charge. (As a percentage of purchase payments withdrawn.)
--------------------------------------------------------------------------------
 Years From Receipt of Purchase Payment             Early Withdrawal Charge
 --------------------------------------             -----------------------

               Less than 3                                    8%

        3 or more but less than 4                             7%

        4 or more but less than 5                             6%

        5 or more but less than 6                             5%

        6 or more but less than 7                             4%

        7 or more but less than 8                             3%

                8 or more                                     0%
--------------------------------------------------------------------------------

Annual Maintenance Fee ................................................$30.00(1)

Transfer charge ........................................................$0.00(2)

Maximum Fees Deducted from Investments in the Separate Account


Amount During the Accumulation Phase. (Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)


Death Benefit Option I

        Mortality and Expense Risk Charge                               1.25%

        Administrative Expense Charge                                   0.15%
                                                                        -----

        Total Separate Account Expenses                                 1.40%

Death Benefit Option II

        Mortality and Expense Risk Charge                               1.45%

        Administrative Expense Charge                                   0.15%
                                                                        -----

        Total Separate Account Expenses                                 1.60%


Amount During the Income Phase. (Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

        Mortality and Expense Risk Charge                               1.25%

        Administrative Expense Charge                           0.00% - 0.25%(3)
                                                                -------------

        Total Separate Account Expenses                         1.25% - 1.50%(3)
                                                                -------------


--------------------------------------------------------------------------------
In this Section:

o     Maximum Transaction Fees

o     Maximum Fees Deducted from Investments in the Separate Account

o     Fees Deducted by the Funds

o     Hypothetical Examples

Also see the "Fees" section for:

o     How, When and Why Fees are Deducted

o     Reduction, Waiver and/or Elimination of Certain Fees

o     Premium and Other Taxes


      In addition to the fees shown in this section, state and municipal premium taxes may apply.

--------------------------------------------------------------------------------

(1)The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due.

(2)During the accumulation phase, we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. See "Transfers" for additional information.


(3)We currently do not deduct an administrative expense charge during the income phase; however, we reserve the right to deduct a daily charge of not more than 0.25% per year. See "The Income Phase--Charges Deducted."

Fees Deducted by the Funds

Using this information. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn more about additional factors impacting the share value, refer to the fund prospectus.

How fees are deducted. The fund fees are not deducted from account values. Instead, they are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based upon figures for the year ended December 31, 1998.

                               Fund Expense Table


                                                                            Total Fund Annual               Net Fund Annual
                                                       Investment            Expenses Without    Total      Expenses After
                                                        Advisory   Other       Waivers or     Waivers and     Waivers or
                                                        Fees(1)   Expenses     Reductions     Reductions      Reductions

Aetna Balanced VP, Inc.(3)                               0.50%      0.09%         0.59%            --            0.59%
Aetna Bond VP(3)                                         0.40%      0.10%         0.50%            --            0.50%
Aetna Growth VP(2)(3)                                    0.60%      0.15%         0.75%           0.00%          0.75%
Aetna Growth and Income VP(3)                            0.50%      0.08%         0.58%            --            0.58%
Aetna Index Plus Large Cap VP(2)(3)                      0.35%      0.10%         0.45%           0.00%          0.45%
Aetna International VP(2)(3)                             0.85%      1.22%         2.07%           0.92%          1.15%
Aetna Money Market VP(3)                                 0.25%      0.09%         0.34%            --            0.34%
Aetna Real Estate Securities VP(2)(3)                    0.75%      0.73%         1.48%           0.53%          0.95%
Aetna Small Company VP(2)(3)                             0.75%      0.14%         0.89%           0.00%          0.89%
AIM V.I. Capital Appreciation Fund(4)                    0.62%      0.05%         0.67%            --            0.67%
AIM V.I. Growth Fund(4)                                  0.64%      0.08%         0.72%            --            0.72%
AIM V.I. Growth and Income Fund(4)                       0.61%      0.04%         0.65%            --            0.65%
AIM V.I. Value Fund(4)                                   0.61%      0.05%         0.66%            --            0.66%
Fidelity VIP Equity-Income Portfolio(5)                  0.49%      0.09%         0.58%           0.00%          0.58%
Fidelity VIP Growth Portfolio(5)                         0.59%      0.09%         0.68%           0.00%          0.68%
Fidelity VIP High Income Portfolio(5)                    0.58%      0.12%         0.70%           0.00%          0.70%
Fidelity VIP II Contrafund Portfolio(5)                  0.59%      0.11%         0.70%           0.00%          0.70%
Janus Aspen Aggressive Growth Portfolio(6)               0.72%      0.03%         0.75%           0.00%          0.75%
Janus Aspen Balanced Portfolio(6)                        0.72%      0.02%         0.74%           0.00%          0.74%
Janus Aspen Growth Portfolio(6)                          0.72%      0.03%         0.75%           0.07%          0.68%
Janus Aspen Worldwide Growth Portfolio(6)                0.67%      0.07%         0.74%           0.02%          0.72%
MFS Total Return Series(7)                               0.75%      0.16%         0.91%           0.00%          0.91%
Oppenheimer Aggressive Growth Fund/VA(4)                 0.69%      0.02%         0.71%            --            0.71%
Oppenheimer Main Street Growth & Income Fund/VA(4)       0.74%      0.05%         0.79%            --            0.79%
Oppenheimer Strategic Bond Fund/VA(4)                    0.74%      0.06%         0.80%            --            0.80%
PPI MFS Emerging Equities Portfolio(8)                   0.68%      0.13%         0.81%           0.00%          0.83%
PPI MFS Research Growth Portfolio(8)                     0.70%      0.15%         0.85%            --            0.85%
PPI MFS Value Equity Portfolio(8)                        0.65%      0.25%         0.90%            --            0.90%
PPI Scudder International Growth Portfolio(8)            0.80%      0.20%         1.00%            --            1.00%

Footnotes to the "Fund Expense Table"

(1) Certain of the fund advisers reimburse the company for administrative costs incurred in connection with administering the funds as variable funding options under the contract. These reimbursements are generally paid out of the management fees and are not charged to investors. For the AIM Funds, the reimbursements may be paid out of the fund assets in an amount up to 0.25% annually. Any such reimbursements paid from the AIM Funds' assets are included in the "Other Expenses" column.

(2) The investment adviser is contractually obligated through December 31, 1999 to waive all or a portion of its investment advisory fee and/or its administrative services fee and/or to reimburse a portion of other expenses in order to ensure that the portfolio's Total Fund Annual Expenses do not exceed the percentage reflected under Net Fund Annual Expenses After Waivers or Reductions.

(3) Prior to May 1, 1998, the portfolio's investment adviser provided administrative services to the portfolio and assumed the portfolio's ordinary recurring direct costs under an administrative services agreement. After that date, the portfolio's investment adviser provided administrative services but no longer assumed all of the portfolio's ordinary recurring direct costs under an administrative services agreement. The administrative fee is 0.075% on the first $5 billion in assets and 0.050% on all assets over $5 billion. The "Other Expenses" shown are not based on actual figures for the year ended December 31, 1998, but reflect the fee payable under the new administrative services agreement and estimates the portfolio's ordinary recurring direct costs.

(4) Fee waiver/expense reimbursement obligations do not apply to these portfolios.


(5) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or the investment adviser on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.


(6) All expenses are stated both with and without contractual waivers and fee reductions by Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reduce the Management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the Management Fee and then against Other Expenses. Janus Capital has agreed to continue the other waivers and fee reduction until at least the next annual renewal of the advisory agreement.

(7) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(8) The investment adviser has agreed to reimburse the portfolios for expenses and/or waive its fees, so that, through at least April 30, 2000, the aggregate of each portfolio's expenses will not exceed the combined investment advisory fees and other expenses shown under the Net Fund Annual Expenses After Waivers or Reductions column above. For the Portfolio Partners MFS Emerging Equities Portfolio, the Total Fund Annual Expenses Without Waivers or Reductions for 1998 were less than the percentage reflected under the Net Annual Fund Expenses After Waivers or Reductions column. Nevertheless, the investment adviser will waive fees and/or reimburse expenses if that portfolio's Total Fund Annual Expenses Without Waivers or Reductions for 1999 exceed the percentage reflected under the Net Fund Annual Expenses After Waivers or Reductions column.

Hypothetical Example


Account Fees You May Incur Over Time. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 and a 2% premium bonus in the contract and assume a 5% annual return on the investment. For the purpose of these examples, we deducted total annual fund expenses and the maximum charges under the contract (i.e., a mortality and expense risk charge of 1.45% annually for Death Benefit Option II, an administrative expense charge of 0.15% annually and a maximum annual maintenance fee of $30 (converted to a percentage of assets equal to 0.022%)). The total annual fund expenses used are those shown in the column "Total Annual Expenses Without Waivers or Reductions" in the Fund Expense Table.


----------------------------------------
o     These examples are purely
      hypothetical.

o     They should not be considered a                          EXAMPLE A                                    EXAMPLE B
      representation of past or future
      expenses or expected returns.            If you withdraw your entire account          If at the end of the periods shown you
                                               value at the end of the periods shown,       (1) leave your entire account value
o     Actual expenses and/or returns may       you would pay the following expenses,        invested or (2) select an income phase
      be more or less than those shown         including any applicable early               payment option, you would pay the
      in these examples.                       withdrawal charge:                           following expenses (no early withdrawal
----------------------------------------                                                    charge is reflected):*

                                               1 year    3 years    5 years    10 years     1 year     3 years   5 years   10 years
                                               ------    -------    -------    --------     ------     -------   -------   --------

Aetna Balanced VP, Inc.                          $96       $134       $166       $260        $23         $71       $121       $260

Aetna Bond VP                                    $95       $131       $161       $250        $22         $68       $116       $250

Aetna Growth VP                                  $98       $139       $174       $276        $25         $75       $129       $276

Aetna Growth and Income VP                       $96       $134       $166       $259        $23         $70       $120       $259

Aetna Index Plus Large Cap VP                    $95       $130       $159       $245        $21         $66       $114       $245

Aetna International VP                          $111       $179       $240       $402        $38        $115       $195       $402

Aetna Money Market VP                            $94       $126       $153       $233        $20         $63       $108       $233

Aetna Real Estate Securities VP                 $105       $161       $211       $348        $32         $98       $166       $348

Aetna Small Company VP                           $99       $143       $182       $290        $26         $80       $136       $290

AIM V.I. Capital Appreciation Fund               $97       $137       $170       $268        $24         $73       $125       $268

AIM V.I. Growth Fund                             $97       $138       $173       $273        $24         $75       $128       $273

AIM V.I. Growth & Income Fund                    $97       $136       $169       $266        $23         $72       $124       $266

AIM V.I. Value Fund                              $97       $136       $170       $267        $24         $73       $125       $267

Fidelity VIP Equity-Income Portfolio             $96       $134       $166       $259        $23         $70       $120       $259

Fidelity VIP Growth Portfolio                    $97       $137       $171       $269        $24         $73       $126       $269

Fidelity VIP High Income Portfolio               $97       $138       $172       $271        $24         $74       $127       $271

Fidelity VIP II Contrafund Portfolio             $97       $138       $172       $271        $24         $74       $127       $271

Janus Aspen Aggressive Growth Portfolio          $98       $139       $174       $276        $25         $75       $129       $276

Janus Aspen Balanced Portfolio                   $98       $139       $174       $275        $24         $75       $129       $275

Janus Aspen Growth Portfolio                     $98       $139       $174       $276        $25         $75       $129       $276

Janus Aspen Worldwide Growth Portfolio           $98       $139       $174       $275        $24         $75       $129       $275

MFS Total Return Series                          $99       $144       $183       $292        $26         $80       $137       $292

Oppenheimer Aggressive Growth Fund/VA            $97       $138       $172       $272        $24         $74       $127       $272

Oppenheimer Main Street Growth & Income
Fund/VA                                          $98       $140       $176       $280        $25         $77       $131       $280

Oppenheimer Strategic Bond Fund/VA               $98       $141       $177       $281        $25         $77       $132       $281

PPI MFS Emerging Equities Portfolio              $98       $141       $177       $282        $25         $77       $132       $282

PPI MFS Research Growth Portfolio                $99       $142       $180       $286        $26         $79       $134       $286

PPI MFS Value Equity Portfolio                   $99       $144       $182       $291        $26         $80       $137       $291

PPI Scudder International Growth Portfolio      $100       $147       $187       $301        $27         $83       $142       $301

* This example does not apply during the income phase if you select a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example A).

                         Condensed Financial Information
--------------------------------------------------------------------------------

As of the date of this prospectus, we had not begun selling the contract and the subaccounts did not have any assets attributable to the contract. Therefore, no condensed financial information is presented herein.


                               Investment Options
--------------------------------------------------------------------------------

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

o Mutual Fund (fund) Descriptions. We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Home Office at the address and phone number listed in "Contract Overview -- Questions:
      Contacting the Company" or by contacting the SEC Public Reference Room.

Fixed Interest Options. If available in your state, the ALIAC Guaranteed Account (the Guaranteed Account) or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options see Appendices I and II and the Guaranteed Account prospectus.

--------------------------------------------------------------------------------
Selecting Investment Options

      o Choose options appropriate for you. Your Company representative can help you evaluate which investment options may be appropriate for your financial goals.

      o Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example: Funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

      o Be informed. Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.
--------------------------------------------------------------------------------

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements.

We may disallow investment in a subaccount if fund shares are unavailable to the separate account or if we judge that further investments in such shares would be inappropriate for the contract. In addition, we may substitute shares of another fund for shares already acquired. We reserve the right to do so without proxy vote.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment or premium bonus to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds (Mixed and Shared Funding).

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by the Company or other insurance companies.

o     Shared--bought by more than one company.

o     Mixed--bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example: If a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

                       Transfers Among Investment Options
--------------------------------------------------------------------------------

You may transfer amounts among the available subaccounts. During the accumulation phase, we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase, if approved in your state, transfers are limited to 12 each account year and allowed only if you select variable income phase payments.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent Transfers. The contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or an individual or other party authorized to give transfer instructions on behalf of multiple contract holders. Such restrictions could include: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount's investment in the corresponding fund is not accepted for any reason.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based upon the subaccount unit values next determined after we receive your transfer request at our Home Office, or, if you are participating in the dollar cost averaging or account rebalancing program, after your scheduled transfer or reallocation.

Telephone Transfers: Security Measures. To prevent fraudulent use of telephone transactions, we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone transactions. We are not liable for losses resulting from telephone instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case, a market value adjustment will apply. See Appendix I for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to the money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your local representative or call us at the number listed in "Contract Overview --
Questions: Contacting the Company."

In certain states, purchase payments and premium bonuses allocated to the Fixed Account may require participation in the dollar cost averaging program.

Dollar cost averaging is not available if you elect to participate in the account rebalancing program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. You may participate in this program by completing the account rebalancing section of your application, or by contacting us at the address and/or number listed in "Contract Overview -- Questions: Contacting the Company."

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

                               Purchase And Rights
--------------------------------------------------------------------------------

How to Purchase

o Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract, set up an account for you under the contract and credit your account with a premium bonus.

o Group Contracts. In most states we have distributors, usually broker/dealers or banks, who hold the contract as a group contract (see "Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract, issue you a certificate showing your rights under the contract and credit your account with a premium bonus.

o Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Maximum Issue Age. The maximum ages for you and the annuitant (if you are not the annuitant) on the date we establish your account are as follows:


                                    Maximum Issue Age
                                    -----------------

     Death Benefit Option I                 85

     Death Benefit Option II                75

Your Rights Under the Contract.

o     Individual Contracts. You have all contract rights.

o Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.

o Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:

o     One lump sum;

o     Periodic payments; or

o     Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice.

Purchase Payment Amounts. The minimum initial purchase payment amounts are as follows:

                                            Non-Qualified:        Qualified:*
                                            --------------        -----------

     Minimum Initial Purchase Payment           $15,000             $1,500

     *The Tax Code imposes a maximum limit on annual purchase payments which may be excluded from your gross income.

Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,000,000 will be allowed only with our consent.

The amount of any premium bonus credited to your account is not considered part of the purchase payment.

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available is based upon consideration of one or more of the following factors:

o The size and type of the prospective group, if any, to which the reduction would apply;

o The method and frequency of purchase payments to be made under the contract; or

o The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments and any premium bonuses among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.

                                  Premium Bonus
--------------------------------------------------------------------------------


Premium Bonus. We will credit a premium bonus to your account whenever you make an eligible purchase payment. Your initial purchase payment is always eligible for a premium bonus. Thereafter, any withdrawals you make from the contract reduce dollar-for-dollar the eligibility of subsequent purchase payments for a premium bonus.

To determine the eligibility of subsequent purchase payments for a premium bonus, we subtract the sum of your withdrawals from the sum of your purchase payments. The result equals your net cumulative purchase payments. Next, we subtract from the net cumulative purchase payment amount the sum of your previous purchase payments upon which we paid a premium bonus, which results in the amount of the purchase payment eligible for a premium bonus.

The amount of your premium bonus is a certain percentage of the eligible purchase payment. The particular percentage is determined according to the following schedule, which is based on three ranges of net cumulative purchase payments.


                Net Cumulative                  Premium
                Purchase Payments               Bonus Percentage
                -----------------               ----------------

                $1,500 to $14,999               2.00%

                $15,000 to $2,499,999           4.00%

                $2,500,000 or more              5.00%

Example: If you make the following purchase payments and withdrawals under a qualified contract, we will credit premium bonuses to your account, calculated as follows:

Purchase   Premium Bonus
Payment        Amount     Withdrawal    Explanation
-------        ------     ----------    -----------

$10,000         $200                    This entire purchase payment is eligible
                                        for a 2.00% premium bonus. Therefore, a
                                        $200 premium bonus would be credited to
                                        your account ($10,000 multiplied by
                                        2.00%).

                            $5,000      This withdrawal will reduce the
                                        eligibility of subsequent purchase
                                        payments to receive the premium bonus.

 $3,000          $0                     This purchase payment is not eligible
                                        for a premium bonus because it is
                                        completely offset by the prior $5,000
                                        withdrawal.

 $4,000          $40                    The amount of the purchase payment
                                        eligible for the premium bonus is $2,000
                                        (the sum of purchase payments made
                                        reduced by prior withdrawals minus the
                                        sum of purchase payments upon which a
                                        premium bonus has previously been paid).
                                        The premium bonus percentage is 2% based upon a $12,000 net cumulative purchase payment amount. Therefore, a $40 premium bonus would be credited to your account
                                        ($2,000 multiplied by 2.00%).

 $5,000         $200                    All of this purchase payment is eligible
                                        for a premium bonus because the prior
                                        withdrawal was completely used to offset the premium bonuses on the prior two purchase payments. The premium bonus percentage is 4% based upon a $17,000 net cumulative purchase payment amount.
                                        Accordingly, a $200 premium bonus would
                                        be credited to your account ($5,000
                                        multiplied by 4%).

This example is intended to illustrate how the premium bonus is calculated; it does not include the effect of any early withdrawal charge, or market value adjustment for amounts invested in the guaranteed account, related to any withdrawals.

The premium bonus is included in your account value and will be allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of any premium bonus credited to your account is not considered part of the purchase payment. Rather, it is considered gain under the contract.


The amount of the death benefit will not include any premium bonus credited to your account after or within 12 months of the date of death. See "Death Benefit -- Death Benefit Amount." Likewise, any premium bonus credited to your account within 24 months of electing an income phase payment option will be forfeited and not included in your account value when calculating the payment amount. See "The Income Phase -- Premium Bonus." Also, if you exercise your free look privilege and cancel your contract, the amount refunded to you will not include any premium bonus. See "Right to Cancel." No premium bonus will be credited on amounts reinvested following a full withdrawal. See "Withdrawals -- Reinvesting a Full Withdrawal."

We use a portion of the early withdrawal charge and mortality and expense risk charge to help recover the cost of providing the premium bonus under the contract. See "Fees." Under certain circumstances (such as a period of poor market performance) the cost associated with the premium bonus may exceed the sum of the premium bonus and any related earnings. You should consider this possibility before purchasing the contract.


                                 Right to Cancel
--------------------------------------------------------------------------------

When and How to Cancel. You may cancel your contract within ten days of receipt (some states allow longer) by returning it to our Home Office along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made. Any refund will not include any premium bonus credited to your account.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

                                      Fees
--------------------------------------------------------------------------------

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge.

Amount. A percentage of the purchase payments that you withdraw.

Early Withdrawal Charge Schedule
--------------------------------------------------------------------------------
  Years From Receipt of Purchase Payment             Early Withdrawal Charge
                                                     -----------------------

               Less than 3                                      8%

        3 or more but less than 4                               7%

        4 or more but less than 5                               6%

        5 or more but less than 6                               5%

        6 or more but less than 7                               4%

        7 or more but less than 8                               3%

                8 or more                                       0%
--------------------------------------------------------------------------------

Purpose. This is a deferred sales charge. It reimburses us for some of the sales, administrative and premium bonus expenses associated with the contract. Our remaining sales, administrative and premium bonus expenses will be covered by the mortality and expense risk charge described in this section and, to the extent necessary, our other general assets.


--------------------------------------------------------------------------------
Types of Fees

There are four types of fees or deductions that may affect your account.

TRANSACTION FEES

o Early Withdrawal Charge

o Annual Maintenance Fee

o Transfer Charge

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

o Mortality and Expense Risk Charge

o Administrative Expense Charge

FEES DEDUCTED BY THE FUNDS

o Investment Advisory Fees

o Other Expenses

PREMIUM AND OTHER TAXES
--------------------------------------------------------------------------------

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

For example: We calculate the early withdrawal charge based upon the number of years since the purchase payment was received. If your initial purchase payment was made four years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

Earnings (including any premium bonus) may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

o     Used to provide income phase payments to you;

o Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals and deductions made prior to the annuitant's death;

o Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;

o If approved in your state, taken under a qualified contract when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option); or

o Paid upon termination of your account by us (see "Other Topics -- Involuntary Terminations").

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase, we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This fee reimburses us for administrative expenses associated with transferring your dollars among investment options.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge


Maximum Amount. During the accumulation phase the amount of this charge depends on which death benefit option you select. For Death Benefit Option I, this charge, on an annual basis, is equal to 1.25% of your account value invested in the subaccounts. For Death Benefit Option II, this charge, on an annual basis, is equal to 1.45% of your account value invested in the subaccounts. During the income phase, this charge, on an annual basis, is equal to 1.25% of amounts held in the subaccounts.


When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option.


Purpose. This fee compensates us for the mortality and expense risks we assume under the contract and the expense associated with the premium bonus.


o The mortality risk is the risk associated with our promises to pay the death benefit available under the contract and to make lifetime income phase payments based upon annuity rates specified in the contract.

o The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.


If the amount we deduct for this fee is not enough to cover our mortality and expense risk costs and premium bonus expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.


Administrative Expense Charge

Maximum Amount. This charge, on an annual basis, is equal to 0.15% of your account value invested in the subaccounts during the accumulation phase. There is currently no administrative expense charge during the income phase; however, we reserve the right to assess an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from the fixed interest options. This charge may be assessed during the accumulation phase or the income phase. If we are imposing this fee when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charges described above. The charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this fee.

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge or administrative expense charge. Our decision to reduce or eliminate any of these charges will be based on one or more of the following:

o     The size and type of group to whom the contract is issued;

o     The amount of expected purchase payments;

o A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates, or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;

o     The type and frequency of administrative and sales services provided; or

o     The level of annual maintenance fee and early withdrawal charges.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

FEES DEDUCTED BY THE FUNDS

Maximum Amount. Each fund's advisory fee and expenses are different. They are set forth in "Fee Table--Fees Deducted by the Funds" and described in more detail in each fund prospectus.

When/How. The fund fees are not deducted from your account value. Instead, fund expenses are reflected in the daily value of fund shares, which in turn will affect the daily value of the subaccounts.

Purpose. These expenses help to pay the fund investment adviser and operating expenses.

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon jurisdiction.

When/How. We reserve the right to deduct premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. Our current practice is to deduct premium taxes at the time of a complete withdrawal or the commencement of income phase payments. We will not deduct any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

                               Your Account Value
--------------------------------------------------------------------------------

During the accumulation phase, your account value at any given time equals:

o     The current dollar value of amounts invested in the subaccounts; plus

o The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount dedicated to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange. At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

o The net assets of the fund held by the subaccount as of the current valuation; minus

o The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

o Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

o     The total value of the subaccount's units at the preceding valuation;
      minus

o A daily deduction for the mortality and expense risk charge, the administrative expense charge (if any) and any other fees deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment and credit a 2% premium bonus to your account, the applicable AUV's after the next close of business of the New York Stock Exchange are $10 for Subaccount A, and $20 for Subaccount B. Your account is credited with 306 accumulation units of Subaccount A, and 102 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5000 and we credit your account with a corresponding 2% ($100) premium bonus.

Step 2:

A. You direct us to invest $3,000 in Fund A. The portion of the premium bonus related to the amount directed to Fund A is $60 ($3000 multiplied by 2%). The purchase payment and premium bonus purchase 306 accumulation units of Subaccount A ($3,060 divided by the $10 AUV).

B. You direct us to invest $2,000 in Fund B. The portion of the premium bonus related to the amount directed to Fund B is $40 ($2000 multiplied by 2%). The purchase payment and premium bonus purchase 102 accumulation units of Subaccount B ($2,040 divided by the $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value.

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

                            ---------------------------------------------------
                                            $5,000 contribution
                            ---------------------------------------------------
                                                  Step 1
                            ---------------------------------------------------
                                 Aetna Life Insurance and Annuity Company
                            ---------------------------------------------------
                                                  Step 2
                            ---------------------------------------------------
                                        Variable Annuity Account B

                            Subaccount A            Subaccount B         Etc.
                            306                     102
                            accumulation            accumulation
                            units                   units
                            ---------------------------------------------------
                                                  Step 3
                                   ------------------------------------
                                       Fund A                Fund B
                                   ------------------------------------

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they and the corresponding premium bonus will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application as described in "Purchase and Rights." Any subsequent purchase payment and premium bonus or transfer directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request. The value of subaccounts may vary day to day.

                                   Withdrawals
--------------------------------------------------------------------------------

You may withdraw all or a portion of your account value at any time during the accumulation phase. If you participate in the contract through a 403(b) plan, certain restrictions apply. See "Restrictions on Withdrawals From 403(b) Plan Accounts."

Steps for Making A Withdrawal

o     Select the withdrawal amount.

1. Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge and annual maintenance fee.

2. Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Account and/or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account.

See Appendices I and II and the Guaranteed Account prospectus for more information.

o Select investment options. If you do not specify this, we will withdraw dollars proportionally from each of your investment options.

o     Properly complete a disbursement form and deliver it to our Home Office.

Restrictions on Withdrawals From 403(b) Plan Accounts

Under Section 403(b) contracts, the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59 1/2 , separation from service or financial hardship. See "Taxation."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based upon your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of a properly-completed disbursement form in good order.


Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit the account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. No premium bonus will be credited on amounts reinvested. We will credit the amount reinvested proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the Aetna GET Fund and then elect to reinvest them, we will reinvest them in a GET Fund series then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among the other investment options in which you invested, on a pro rata basis. The reinvestment privilege may be used only once. Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.


--------------------------------------------------------------------------------
Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

o     Early Withdrawal Charge (see "Fees--Early Withdrawal Charge")

o     Maintenance Fee (see "Fees--Maintenance Fee")

o Market Value Adjustment for amounts held in the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus)

o     Tax Penalty (see "Taxation")

o     Tax Withholding (see "Taxation")

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call us at the number listed in "Contract Overview -- Questions: Contacting the Company."
--------------------------------------------------------------------------------

                         Systematic Distribution Options
--------------------------------------------------------------------------------

The following systematic distribution options may be available:

o SWO--Systematic Withdrawal Option. SWO is a series of automatic partial withdrawals from your account based upon a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated under the account.

o ECO--Estate Conservation Option. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70 1/2 and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

o LEO--Life Expectancy Option. LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by calling us at the number listed in "Contract Overview -- Contract Questions: Contacting the Company."

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your local representative or the Company at the number listed in "Contract Overview -- Questions: Contacting the Company."

Systematic Distribution Option Availability. If allowed by applicable law, we reserve the right to discontinue the availability of one or all of the systematic distribution options for new elections at any time, and/or to change the terms of future elections.

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Home Office. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

--------------------------------------------------------------------------------
Features of a Systematic Distribution Option

A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.
--------------------------------------------------------------------------------

                                  Death Benefit
--------------------------------------------------------------------------------

During the Accumulation Phase

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiary. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance, any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your local representative or calling us at the number listed in "Contract Overview--Questions: Contacting the Company."

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Death Benefit Amount

The amount of the death benefit will depend on which death benefit option you selected when you purchased the contract.

Death Benefit Option I. Upon the death of the annuitant, the death benefit (which is calculated on the claim date) will be the greater of:

(1) The sum of all purchase payments, plus any premium bonus credited to your account at least 12 months prior to the date of death, adjusted for amounts withdrawn or applied to an income phase payment option; or

(2) The account value on the claim date, less any premium bonus credited to your account after or within 12 months of the date of death.

Death Benefit Option II. Upon the death of the annuitant, the death benefit (which is calculated on the claim date) will be the greatest of:

(1) The sum of all purchase payments made, plus any premium bonus credited to your account at least 12 months prior to the date of death, adjusted for amounts withdrawn or applied to an income phase payment option; or

(2) The account value on the claim date, less any premium bonus credited to your account after or within 12 months of the date of death; or

(3)   The "step-up value" (as described below) on the claim date.

Step-up value. The step-up value is equal to highest account value on the date we establish your account or any anniversary of that date prior to the annuitant's 85th birthday or death, whichever is earlier, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since the date of the highest account value and less any premium bonus credited to your account after or within 12 months of the date of death.

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made and the highest account value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which death benefit option is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed.

--------------------------------------------------------------------------------
This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase see "The Income Phase."

Terms to Understand:

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant: The person(s) on whose life or life expectancy(ies) the income phase payments are based.

Beneficiary: The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Home Office.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.
--------------------------------------------------------------------------------

Death Benefit Amounts in Certain Cases


If the Contract Holder is the Annuitant and a Spousal Beneficiary Continues the Account. If the spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The death benefit option in effect at the death of the contract holder will also apply to the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under that death benefit option, except that:

(1) In calculating the sum of all purchase payments, plus any premium bonus credited to your account at least 12 months prior to the date of death, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment; and

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only, the death benefit described under the death benefit options above will not apply if a contract holder (including a spousal beneficiary who continues the account) who is not the annuitant dies. In these circumstances, the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment and minus any premium bonus credited to the account after or within 12 months of the date of death. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment and minus any premium bonus credited to the account after or within 12 months of the date of death, a contract holder who is not also the annuitant should seriously consider whether Death Benefit Option II is suitable for their situation.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The death benefit option in effect at the death of the contract holder will also apply to the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under that death benefit option.


Guaranteed Account. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

Death Benefit -- Methods of Payment

For Qualified Contracts. Under a qualified contract, if the annuitant dies the beneficiary may choose one of the following three methods of payment:

o Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Taxation -- Minimum Distribution Requirements."

o Receive, at any time, a lump sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or

o Elect SWO, ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

For Nonqualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder.

      As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

      (a)   Continue the contract in the accumulation phase;

      (b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or

      (c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

      If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected. In this circumstance, the Tax Code does not require distributions under the contract until the successor contract holder's death.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "Taxation - Minimum Distribution Requirements."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were being made under a SWO, payments will stop. A beneficiary, however, may elect to continue the SWO.

Taxation. Your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within a time frame required by the Tax Code. See "Taxation."

                                The Income Phase
--------------------------------------------------------------------------------

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of all of the following:

o     Payment start date;

o Income phase payment option (see the income phase payment options table in this section);

o     Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

o Choice of fixed, variable or a combination of both fixed and variable payments; and

o Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

--------------------------------------------------------------------------------
We may have used the following terms in prior prospectuses:

Annuity Phase -- Income Phase

Annuity Option -- Income Phase Payment Option

Annuity Payment -- Income Phase Payment
--------------------------------------------------------------------------------

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, your gender, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary over time.


Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable payments, an assumed net investment rate must be selected.


Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes in the net investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview -- Questions: Contacting the Company."

Premium Bonus. Any premium bonus credited to your account within 24 months of electing an income phase payment option will not be included in your account value when calculating the amount of your income phase payments.

Minimum Payment Amounts. The income phase payment option you select must result in:

o     A first income phase payment of at least $50; or

o     Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based upon increases reflected in the Consumer Price Index-Urban (CPI-U), since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

-     (a)   The first day of the month following the annuitant's 85th birthday;
            or

-     (b)   The tenth anniversary of the last purchase payment made to your account.

-     For qualified contracts only, income phase payments may not extend beyond:

-     (a)   The life of the annuitant;

-     (b)   The joint lives of the annuitant and beneficiary;

-     (c)   A guaranteed period greater than the annuitant's life expectancy; or

-     (d)   A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed must not exceed 95.

See "Taxation" for further discussion of rules relating to income phase payments.

Charges Deducted. We make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. We may also deduct a daily administrative charge from amounts held in the subaccounts. See "Fees."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Home Office. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain amounts. See "Taxation" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant: The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary: The person(s) or entity(ies) entitled to receive a death benefit.

                      Lifetime Income Phase Payment Options
--------------------------------------------------------------------------------
Life Income                      Length of Payments: For as long as the
                                 annuitant lives. It is possible that only one
                                 payment will be made should the annuitant die
                                 prior to the second payment's due date.
                                 Death Benefit--None: All payments end upon the
                                 annuitant's death.
--------------------------------------------------------------------------------
Life Income --                   Length of Payments: For as long as the
Guaranteed Payments              annuitant lives, with payments guaranteed for
                                 your choice of 5-30 years or as otherwise
                                 specified in the contract.
                                 Death Benefit--Payment to the Beneficiary: If
                                 the annuitant dies before we have made all the
                                 guaranteed payments, we will continue to pay
                                 the beneficiary the remaining payments. Unless
                                 prohibited by a prior election of the contract
                                 holder, the beneficiary may elect to receive a
                                 lump-sum payment equal to the present value of
                                 the remaining guaranteed payments.
--------------------------------------------------------------------------------
Life Income -- Two Lives         Length of Payments: For as long as either
                                 annuitant lives. It is possible that only one
                                 payment will be made should both annuitants
                                 die before the second payment's due date.
                                 Continuing Payments:
                                 (a) When you select this option you choose for
                                 100%, 66 2/3% or 50% of the payment to
                                 continue to the surviving annuitant after the
                                 first death; or
                                 (b) 100% of the payment to continue to the
                                 annuitant on the second annuitant's death, and
                                 50% of the payment will continue to the second
                                 annuitant on the annuitant's death.
                                 Death Benefit--None: All payments end upon the
                                 death of both annuitants.
--------------------------------------------------------------------------------
Life Income -- Two Lives --      Length of Payments: For as long as either
Guaranteed Payments              annuitant lives, with payments guaranteed from
                                 5-30 years or as otherwise specified in the
                                 contract.
                                 Continuing Payments: 100% of the payment to
                                 continue after the first death.
                                 Death Benefit--Payment to the Beneficiary: If
                                 both annuitants die before the guaranteed
                                 payments have all been paid, we will continue
                                 to pay the beneficiary the remaining payments.
                                 Unless prohibited by a prior election of the
                                 contract holder, the beneficiary may elect to
                                 receive a lump-sum payment equal to the
                                 present value of the remaining guaranteed
                                 payments.
--------------------------------------------------------------------------------
Life Income -- Cash Refund       Length of Payments: For as long as the
Option (limited availability --  annuitant lives.
fixed payment only)              Death Benefit--Payment to the Beneficiary:
                                 Following the annuitant's death, we will pay a
                                 lump sum payment equal to the amount originally
                                 applied to the income phase payment option
                                 (less any premium tax) and less the total
                                 amount of income payments paid.
--------------------------------------------------------------------------------
Life Income -- Two Lives --      Length of Payments: For as long as either
Cash Refund Option  (limited     annuitant lives.
availability -- fixed payment    Continuing Payments: 100% of the payment to
only)                            continue after the first death.
                                 Death Benefit--Payment to the Beneficiary: When
                                 both annuitants die, we will pay a lump sum
                                 payment equal to the amount applied to the
                                 income phase payment option (less any premium
                                 tax) and less the total amount of income
                                 payments paid.
--------------------------------------------------------------------------------

                     Nonlifetime Income Phase Payment Option
--------------------------------------------------------------------------------
Nonlifetime -- Guaranteed        Length of Payments: You may select payments
Payments                         for 10 to 30 years. In certain cases a
                                 lump-sum payment may be requested at any time
                                 (see below).
                                 Death Benefit--Payment to the Beneficiary: If
                                 the annuitant dies before we make all the
                                 guaranteed payments, we will continue to pay
                                 the beneficiary the remaining payments. Unless
                                 prohibited by a prior election of the contract
                                 holder, the beneficiary may elect to receive a
                                 lump-sum payment equal to the present value of
                                 the remaining guaranteed payments. We will not
                                 impose any early withdrawal charge.
--------------------------------------------------------------------------------
Lump-sum Payment. If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Any such lump sum payment will be treated as if it is a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. See "Fees -- Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.
--------------------------------------------------------------------------------
Calculation of Lump-sum Payments. If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3 1/2% or 5% assumed net investment rate used for variable payments).

                                    Taxation
--------------------------------------------------------------------------------

INTRODUCTION

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

o Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

o Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

o This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

o We do not make any guarantee about the tax treatment of the contract or transaction involving the contract; and

o Contract holder means the contract holder of an individually owned contract or the certificate holder of a group contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.


Taxation of Gains Prior to Distribution. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 408(a), 408(b), 408A and 403(b) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding one of these tax-qualified retirement arrangements with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Additionally, although earnings under the contract are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company reserves the right to modify the Contract as necessary to attempt to prevent a contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.


CONTRACT TYPE

The contract is designed to be used as a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Tax Code section 408(a), and with certain qualified retirement arrangements under Tax Code sections 403(b), 408(b) or 408A . The Contract is not available as a SIMPLE IRA under Tax Code Section 408(p).




Tax Rules. The tax rules vary according to whether the contract is a nonqualified contract or used with a retirement arrangement. If used with a retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your arrangement.

The Contract. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

--------------------------------------------------------------------------------
In this Section

INTRODUCTION

CONTRACT TYPE

WITHDRAWALS AND OTHER DISTRIBUTIONS

o     Taxation of Distributions

o     10% Penalty Tax

o     Withholding for Federal Income Tax Liability

MINIMUM DISTRIBUTION REQUIREMENTS

o     50% Excise Tax

o     Minimum Distribution of Death Benefit Proceeds (Except Nonqualified
      Contracts)

o     Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

RULES SPECIFIC TO CERTAIN PLANS

o     403(b) Plans

o     408(b) and 408A IRAs

TAXATION OF NONQUALIFIED CONTRACTS

TAXATION OF THE COMPANY

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.
--------------------------------------------------------------------------------

WITHDRAWALS AND OTHER DISTRIBUTIONS

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

Nonqualified Contracts. A full withdrawal of a nonqualified contract is taxable to the extent that the amount received exceeds the investment in the contract. A partial withdrawal is taxable to the extent that the account value immediately before the withdrawal exceeds the investment in the contract. In other words, a partial withdrawal is treated first as a withdrawal of taxable earnings.

For income phase payments, a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

For fixed income phase payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(d). The entire income phase payment will be taxable once the recipient has recovered the investment in the contract.

For variable income phase payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire income phase payment will be taxable once the recipient has recovered the investment in the contract.

All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same contract holder during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

403(b) Plans. All distributions from these plans are taxed as received unless either of the following is true:

o The distribution is rolled over to another plan of the same type or to a traditional IRA in accordance with the Tax Code; or

o You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

408(b) IRA. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

o The distribution is rolled over to another traditional IRA or, if the IRA contains only amounts previously rolled over from a 401(a), 401(k), or 403(b) plan, to another plan of the same type; or

o You made after-tax contributions to the plan. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

408A Roth IRA. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

o Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; or

o Made after you attain age 59 1/2, die, become permanently and totally disabled, or for a qualified first-time home purchase.

If a distribution is not qualified, the accumulated earnings are taxable. A partial distribution will first be treated as a return of contributions which is not taxable.

Taxation of Death Benefit Proceeds. In general, payments received by your beneficiary after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

Under certain circumstances, the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 403(b), 408(b) or 408A arrangement.

Nonqualified Contract. The 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless one or more of the following have occurred:

(a)   The taxpayer has attained age 59-1/2;

(b)   The taxpayer has become totally and permanently disabled;

(c)   The contract holder has died;

(d) The distribution is made in substantially equal periodic payments (at least annually) over the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and beneficiary; or

(e) The distribution is allocable to investment in the contract before August 14, 1982.

403(b) Plan. The 10% penalty tax applies to the taxable portion of a distribution from a 403(b) plan, unless one or more of the following have occurred:

(a)   You have attained age 59 1/2;

(b)   You have become totally and permanently disabled;

(c)   You have died;

(d)   You have separated from service with the plan sponsor at or after age 55;

(e) The distribution is rolled over into another plan of the same type or to an IRA in accordance with the Tax Code;

(f) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of your and your beneficiary. Also, you must have separated from service with the plan sponsor; or

(g) The distribution is equal to unreimbursed medical expenses that qualify for deduction as specified in the Tax Code.

IRA. In general, except for (d), the exceptions for 403(b) plans also apply to distributions from an IRA, including a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for qualified first-time home purchase or for higher education expenses.

Withholding for Federal Income Tax Liability

Any distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Nonqualified Contract. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, you or a beneficiary may elect not to have tax withheld from certain distributions.

408(b) and 408A IRAs. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based upon the individual's citizenship, the country of domicile and treaty status.

MINIMUM DISTRIBUTION REQUIREMENTS

To avoid certain tax penalties, you and any beneficiary must meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to either nonqualified contracts or Roth IRA contracts, except with regard to death benefits. These rules may dictate one or more of the following:

o     Start date for distributions;

o The time period in which all amounts in your account(s) must be distributed; or

o     Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70-1/2 or retire, whichever occurs later, unless:

o You are a 5% owner or the contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70-1/2; or

o Under 403(b) plans, if the Company maintains separate records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:

o     Over your life or the joint lives of you and your beneficiary; or

o Over a period not greater than your life expectancy or the joint life expectancies of you and your beneficiary.

50% Excise Tax

If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds (Except Nonqualified Contracts)

The following applies to 403(b), 408(b) and 408A plans. Different distribution requirements apply if your death occurs:

o     After you begin receiving minimum distributions under the contract; or

o     Before you begin receiving such distribution.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The rules differ, dependent upon:

o Whether your minimum required distribution was calculated each year based upon your single life expectancy or the joint life expectancies of you and your beneficiary; or

o     Whether life expectancy was recalculated.

The rules are complex and any beneficiary should consult with a tax adviser before electing the method of calculation to satisfy the minimum distribution requirements.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example: If you die September 1, 1999, your entire balance must be distributed to the beneficiary by December 31, 2004. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in either of the following timeframes:

o     Over the life of the beneficiary; or

o     Over a period not extending beyond the life expectancy of the beneficiary.

Start Dates for Spousal Beneficiaries. If the beneficiary is your spouse, the distribution must begin on or before the later of the following:

o December 31 of the calendar year following the calendar year of your death; or

o     December 31 of the calendar year in which you would have attained age
      70-1/2.

Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA and defer taking a distribution until his or her age 70-1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account or fails to take a distribution within the required time period.

Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

Death of the Contract Holder. The following requirements apply to nonqualified contracts at the death of the contract holder. Different distribution requirements apply if you are the contract holder and your death occurs:

o     After you begin receiving income phase payments under the contract; or

o     Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distribution must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example: If you die on September 1, 1999, your entire balance must be distributed by August 31, 2004. However, if the distribution begins within one year of your death, then payments may be made in one of the following time-frames:

o     Over the life of the beneficiary; or

o     Over a period not extending beyond the life expectancy of the beneficiary.

Spousal Beneficiaries. If the beneficiary is your spouse, the account may be continued with the surviving spouse as the new contract holder.

Death of Annuitant. If the contract holder is a non-natural person and the annuitant dies, the same rules apply as outlined above for death of a contract holder. If the contract holder is a natural person but not the annuitant and the annuitant dies, the beneficiary must elect an income phase payment option within 60 days of the date of death, or any gain under the contract will be includible in the beneficiary's income in the year the annuitant dies.

RULES SPECIFIC TO CERTAIN PLANS
403(b) Plans

Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p) or to the Company as collateral for a loan.

Exclusions from Gross Income. In order to be excludable from gross income, total annual contributions made by you and your employer to a 403(b) plan cannot exceed the lesser of the following limits set by the Tax Code:

o The first limit, under Tax Code section 415, is generally the lesser of 25% of your compensation or $30,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457;

o The second limit, which is the exclusion allowance under Tax Code section 403(b), is usually calculated according to a formula that takes into account your length of employment, any pretax contributions you and your employer have already made under the plan, and any pretax contributions to certain other retirement plans; or

o An additional limit specifically limits your salary reduction contributions to generally no more than $10,000 annually (subject to indexing). Your own limit may be higher or lower, depending upon certain conditions.

The first two limits apply to your contributions as well as to any contributions made by your employer on your behalf.

Purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under Tax Code section 403(b) contracts of:

(1) Salary reduction contributions made after December 31, 1988;

(2) Earnings on those contributions; and

(3) Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59-1/2, separation from service, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

408(b) and 408A IRAs

Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

Assignment or transfer of contracts. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.

Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to roll over or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

Rollovers and Transfers. Rollovers and direct transfers are permitted from a 401, 403(a) or a 403(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

TAXATION OF NONQUALIFIED CONTRACTS

In General. Tax Code section 72 governs taxation of annuities in general. A contract holder under a nonqualified contract who is a natural person generally is not taxed on increases in the account value until distribution occurs by withdrawing all or part of such account value. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Holders of a Nonqualified Contract. If the contract holder is not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the surrender value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to the rule and a non-natural person should consult with its tax adviser prior to purchasing this contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The Separate Account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

Transfers, Assignments or Exchanges of a Nonqualified Contract. A transfer of ownership of a nonqualified contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder, the selection of certain annuity dates, or the exchange of a contract may result in certain tax consequences. The assignment, pledge, or agreement to assign or pledge any portion of the account value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. Variable Annuity Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company", but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contract. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contract. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

                                  Other Topics
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The Company

Aetna Life Insurance and Annuity Company (the Company, we, us) issues the contract described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of Aetna Inc. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

                              151 Farmington Avenue
                           Hartford, Connecticut 06156

Variable Annuity Account B

We established Variable Annuity Account B (the separate account) in 1976 as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

Contract Distribution

We serve as the principal underwriter for the securities sold by this prospectus. We are registered as a broker-dealer with the SEC and a member of the National Association of Securities Dealers, Inc. (NASD).

As principal underwriter, we will enter into arrangements with one or more registered broker-dealers, including at least one affiliate of the Company, to offer and sell the contract described in this prospectus. We may also enter into these arrangements with banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934 pursuant to legal and regulatory exceptions. In this prospectus, we refer to the registered broker-dealers and the banks described above as "distributors." We and one or more of our affiliates may also sell the contract directly. All individuals offering and selling the contract must be registered representatives of a broker-dealer, or employees of a bank exempt from registration under the Securities Exchange Act of 1934, and must be licensed as insurance agents to sell variable annuity contracts.

Occasionally, we may enter into arrangements with independent entities to help find broker-dealers or banks interested in distributing the contract or to provide training, marketing and other sales-related functions, or administrative services. We will reimburse such entities for expenses related to and may pay fees to such entities in return for these services.

We may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract, and may negotiate different commissions for these broker-dealers.

We may also contract with independent third party broker-dealers who will act as wholesalers by assisting us in selecting broker-dealers or banks interested in acting as distributors. These wholesalers may also provide training, marketing and other sales related functions and the distributors and may provide certain administrative services in connection with the contract. We may pay such wholesalers compensation based upon purchase payments to contracts purchased through distributors that they select.

We may also designate third parties to provide services in connection with the contract such as reviewing applications for completeness and compliance with insurance requirements and providing the distributors with approved marketing material, prospectuses or other supplies. These parties will also receive payments for their services based upon purchase payments, to the extent such payments are allowed by applicable securities laws. We will pay all costs and expenses related to these services.

Payment of Commissions. We pay distributors and their registered representatives who sell the contract commissions and service fees. Distributors will be paid commissions up to an amount currently equal to 7% of purchase payments or as a combination of a certain percentage of purchase payments at time of sale and a trail commission as a percentage of assets. Under the latter arrangement, commission payments may exceed 7% of purchase payments over the life of the contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. However, any such compensation will be paid in accordance with NASD rules. In addition, we may provide additional compensation to the Company's supervisory and other management personnel if the overall amount of investments in funds advised by the Company or its affiliates increases over time.

We pay these commissions, fees and related distribution expenses out of any early withdrawal charges assessed or out of our general assets, including investment income and any profit from investment advisory fees and mortality and expense risk charges. No additional deductions or charges are imposed for commissions and related expenses.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

o On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

o When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

o During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

o     Standardized average annual total returns; and

o     Non-standardized average annual total returns.


Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges) and currently do not include any premium bonus. To the extent permitted by applicable law, we may include the premium bonus in standardized average annual total returns in the future.

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we will not include the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns. Non-standardized calculations do not include the premium bonus.


We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, you may request an SAI by calling us at the number listed in "Contract Overview -- Questions: Contacting the Company."

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the separate account. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

o During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

o During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Home Office. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when purchase payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Matters and Proceedings

We are aware of no material legal proceedings pending which involve the separate account or the Company as a party or which would materially affect the separate account. The validity of the securities offered by this prospectus has been passed upon by Counsel to the Company.

Year 2000 Readiness

As a healthcare and financial services enterprise, Aetna Inc. (referred to collectively with its affiliates and subsidiaries as "Aetna"), is dependent on information technology ("IT") systems and other systems and facilities, such as telephones, building access control systems and heating and ventilation equipment ("embedded systems") to conduct its business. The Company also has business relationships with financial institutions, financial intermediaries, public utilities and other critical vendors, as well as regulators and customers, who are themselves reliant on IT and embedded systems to conduct their businesses.

In 1997, the Company's ultimate parent, Aetna, organized a multi-disciplinary Year 2000 Project Team, including outside consultants. The Year 2000 Project Team and Aetna's businesses and subsidiaries, including the Company, have developed and are currently executing a comprehensive plan designed to make their mission-critical IT systems and embedded systems Year 2000 ready. Outside consultants have reviewed Aetna's overall process, plan and progress to date. Aetna's plan for IT systems consists of five phases: (i) assessment, (ii) remediation, (iii) testing, (iv) implementation and (v) Year 2000 approval. At year end 1997, Aetna including the Company, had substantially completed the assessment phase for all of its IT systems. Aetna completed the remediation, testing and approval of substantially all of its IT systems and those of its subsidiaries, including all of the IT systems of the Company by June 30, 1999. The costs of these efforts will not affect the separate account.

The Company also faces the risk that one or more of its critical suppliers ("external relationships") will not be able to interact with the Company due to the third party's inability to resolve its own Year 2000 issues, including those associated with its own external relationships. The Company, its affiliates and the mutual funds that serve as investment options for the separate account also have relationships with investment advisers, broker dealers, transfer agents, custodians or other securities industry participants or other service providers that are not affiliated with Aetna. The Company has completed its inventory of external relationships and risk rated each external relationship based upon the potential business impact, available alternatives and cost of substitution. In the case of mission-critical suppliers such as certain banks, telecommunications providers and other utilities, mutual fund companies, IT vendors and financial market data providers, either Aetna or the Company is engaged in discussions with the third parties and is attempting to obtain detailed information as to those parties' Year 2000 plans and state of readiness. A significant portion of the Company's critical external relationships have informed the Company that they are not aware of any Year 2000 related reason that they will not be able to perform their obligations to the Company in all material respects.


               Contents of the Statement of Additional Information
--------------------------------------------------------------------------------

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History

Variable Annuity Account B

Offering and Purchase of Contract

Performance Data

    General

    Average Annual Total Return Quotations

Income Phase Payments

Sales Material and Advertising

Independent Auditors

Financial Statements of the Separate Account

Financial Statements of Aetna Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview -- Questions: Contacting the Company."

                                   Appendix I
                            ALIAC Guaranteed Account
--------------------------------------------------------------------------------

The ALIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your representative or the Company to learn:

o The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

o The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your representative or the Company to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

o Market Value Adjustment (MVA) -- as described in this appendix and in the Guaranteed Account prospectus;

o     Tax penalties and/or tax withholding -- see "Taxation";

o     Early withdrawal charge--see "Fees"; or

o     Maintenance fee--see "Fees".

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

o     Transfers due to participation in the dollar cost averaging program;

o Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available; and

o Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived.

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn proportionally from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within a Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest, and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term,
(b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59-1/2, tax penalties may apply.

If no direction is received from you at our Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) are not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90 day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision;
(2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (See "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinvesting Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinvested in the Guaranteed Account, we apply the reinvested amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. We reinvest amounts proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable income phase payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. The Company is the principal underwriter of the contract. The Company is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contracts, and may negotiate different commissions for these broker-dealers.

                                   Appendix II
                                  Fixed Account
--------------------------------------------------------------------------------

General Disclosure.

The Fixed Account is an investment option available during the accumulation phase under the contract.

o Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

o Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.

o Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

o Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

o     Additional information about this option may be found in the contract.

Interest Rates.

o The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

o Our determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Dollar Cost Averaging. Amounts you invest in the Fixed Account must be transferred into the other investment options available under the contract over a period not to exceed 12 months. If you discontinue dollar cost averaging, the remaining balance amounts in the Fixed Account will be transferred into the money market subaccount available under the contract, unless you direct us to transfer the balance into other available options.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by federal law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying the Home Office at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

                                  Appendix III
                         Description of Underlying Funds
--------------------------------------------------------------------------------

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

Aetna Balanced VP, Inc.

Investment Objective

Seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.

Policies

Under normal market conditions, allocates assets among the following asset classes: 1) equities such as common and preferred stocks; and 2) debt such as bonds, mortgage-related and other asset-backed securities, and U.S. Government securities. Typically maintains approximately 60% of total assets in equities and 40% of total assets in debt (including money market instruments), although those percentages may vary from time to time.

Risks

Principal risks are those generally attributable to stock and bond investing. The success of the fund's strategy depends on the investment adviser's skill in allocating fund assets between equities and debt and in choosing investments within those categories. Risks attributable to stock investing include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies tend to be less liquid and more volatile than stocks of larger companies and can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. Fixed-income investments are subject to the risk that interest rates will rise, which generally causes bond prices to fall. Also, economic and market conditions may cause issuers to default or go bankrupt. Values of high-yield bonds are even more sensitive to economic and market conditions than other bonds. Prices of mortgage-related securities, in addition to being sensitive to changes in interest rates, also are sensitive to changes in the prepayment patterns on the underlying instruments.

Investment Adviser:

Aeltus Investment Management, Inc.

Aetna Income Shares d/b/a Aetna Bond VP

Investment Objective

Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Policies

Under normal market conditions, invests at least 65% of total assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. government, its agencies and instrumentalities. High-grade securities are rated at least A by Standard & Poor's Corporation (S&P) or Moody's Investors Service, Inc. (Moody's), or if unrated, considered by the investment adviser to be of comparable quality. May also invest up to 15% of total assets in high-yield bonds, and up to 25% of total assets in foreign debt securities.

Risks

Principal risks are those generally attributable to debt investing, including increases in interest rates and loss of principal. Generally, when interest rates rise, bond prices fall. Bonds with longer maturities tend to be more sensitive to changes in interest rates. For all bonds there is a risk that the issuer will default. High-yield bonds generally are more susceptible to the risk of default than higher rated bonds. Prices of mortgage-related securities, in addition to being sensitive to changes in interest rates, also are sensitive to changes in the prepayment patterns on the underlying instruments. Foreign securities have additional risks. Some foreign securities tend to be less liquid and more volatile than their U.S. counterparts. In addition, accounting standards and market regulations tend to be less standardized. These risks are usually higher for securities of companies in emerging markets. Securities of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses.

Investment Adviser: Aeltus Investment Management, Inc.

Aetna Variable Fund d/b/a Aetna Growth and Income VP

Investment Objective

Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Policies

Under normal market conditions, invests at least 65% of total assets in common stocks that the investment adviser believes have significant potential for capital or income growth. Tends to emphasize stocks of larger companies. Also invests assets across other asset classes (including stocks of small and medium-sized companies, international stock, real estate securities and fixed income securities).

Risks

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The success of the fund's strategy also depends significantly on the investment adviser's skill in allocating assets and in choosing investments within each asset class. Growth-oriented stocks typically sell at relatively high valuations as compared to other types of stocks. If a growth stock does not exhibit the level of growth expected, its price may drop sharply. Historically, growth-oriented stocks have been more volatile than value-oriented stocks. Although the investment adviser emphasizes large cap stocks, the fund is more diversified across asset classes than most other funds with a similar investment objective. Therefore, it may not perform as well as those funds when large cap stocks are in favor.

Investment Adviser:  Aeltus Investment Management, Inc.

Aetna Variable Encore Fund d/b/a Aetna Money Market VP

Investment Objective

Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments.

Policies

Invests only in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. These securities include U.S. Government securities, such as U.S. Treasury bills and securities issued or sponsored by U.S. government agencies. They also may include corporate debt securities, finance company commercial paper, asset-backed securities and certain obligations of U.S. and foreign banks, each of which must be highly rated by independent rating agencies or, if unrated, considered by the investment adviser to be of comparable quality. Maintains a dollar-weighted average portfolio maturity of 90 days or less.

Risks

It is possible to lose money by investing in the fund. There is no guaranty the fund will achieve its investment objective. Shares of the fund are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

A weak economy, strong equity markets and changes by the Federal Reserve in its monetary policies all could affect short-term interest rates and therefore the value and yield of the fund's shares.

Investment Adviser:  Aeltus Investment Management, Inc.

Aetna Variable Portfolios, Inc.--Aetna Growth VP

Investment Objective

Seeks growth of capital through investment in a diversified portfolio of common stocks and securities convertible into common stocks believed to offer growth potential.

Policies

Under normal market conditions, invests at least 65% of total assets in common stocks. Tends to emphasize stocks of larger companies, although may invest in companies of any size. Focuses on companies that the investment adviser believes have strong, sustainable and improving earnings growth, and established market positions in a particular industry.

Risks

Principal risks are those generally attributable to stock investing. They include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Growth-oriented stocks typically sell at relatively high valuations as compared to other types of stocks. If a growth stock does not exhibit the consistent level of growth expected, its price may drop sharply. Historically, growth-oriented stocks have been more volatile than value-oriented stocks.

Investment Adviser: Aeltus Investment Management, Inc.

Aetna Variable Portfolios, Inc.--Aetna Index Plus Large Cap VP

Investment Objective

Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.

Policies

Invests at least 80% of net assets in stocks included in the S&P 500 (other than Aetna Inc. common stock). The investment adviser attempts to achieve the objective by overweighting those stocks in the S&P 500 that the investment adviser believes will outperform the index, and underweighting (or avoiding altogether) those stocks that the investment adviser believes will underperform the index. In determining stock weightings, the portfolio manager uses quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. Although the fund will not hold all the stocks in the S&P 500, the investment adviser expects that there will be a close correlation between the performance of the fund and that of the S&P 500 in both rising and falling markets.

Risks

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The success of the fund's strategy depends significantly on the investment adviser's skill in determining which securities to overweight, underweight or avoid altogether.

Investment Adviser: Aeltus Investment Management, Inc.

Aetna Variable Portfolios, Inc.--Aetna International VP

Investment Objective

Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The fund will not target any given level of current income.

Policies

Under normal market conditions, invests at least 65% of total assets in securities principally traded in three or more countries outside of North America. These securities may include common stocks as well as securities convertible into common stocks. Invests primarily in established foreign securities markets, although may invest in emerging markets as well. Employs currency hedging strategies to protect from adverse effects on the U.S. dollar.

Risks

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of foreign companies present additional risks for U.S. investors, including the following: stocks of foreign companies tend to be less liquid and more volatile than their U.S. counterparts; accounting standards and market regulations tend to be less standardized in certain foreign countries; and economic and political climates tend to be less stable. Stocks of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses. A hedging strategy adds to the fund's expenses and may not perform as expected.

Investment Adviser: Aeltus Investment Management, Inc.

Aetna Variable Portfolios, Inc.--Aetna Real Estate Securities VP

Investment Objective

Seeks maximum total return primarily through investment in a diversified portfolio of equity securities issued by real estate companies, the majority of which are real estate investment trusts (REITs).

Policies

Under normal market conditions, invests at least 65% of total assets in stocks, convertible securities and preferred stocks of companies principally engaged in the real estate industry. These companies may invest in, among other things, shopping malls, healthcare facilities, office parks and apartment communities, or may provide real estate management and development services.

Risks

Concentrating in stocks of real estate-related companies presents certain risks that are more closely associated with investing in real estate directly than with investing in the stock market generally. Those risks include: periodic declines in the value of real estate, generally, or in the rents and other income generated by real estate; periodic over-building, which creates gluts in the market, as well as changes in laws (such as zoning laws) that impair the property rights of real estate owners; adverse developments in the real estate industry, which may have a greater impact on this fund than a fund that is more broadly diversified. Performance also may be adversely affected by sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative stock market performance. Although the fund is subject to the risks generally attributable to stock investing, because the fund has concentrated its assets in one industry it may be subject to more abrupt swings in value than would a fund that does not concentrate its assets in one industry.

Investment Adviser: Aeltus Investment Management, Inc.

Aetna Variable Portfolios, Inc.--Aetna Small Company VP

Investment Objective

Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

Policies

Under normal market conditions, invests at least 65% of total assets in common stocks of small-capitalization companies, defined as: the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and companies with market capitalizations lower than any companies included in the first two categories. For purposes of the 65% policy, the largest company in this group in which the fund intends to invest currently has a market capitalization of approximately $1.5 billion.

Risks

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies. This is because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in these stocks is substantially less than is typical of stocks of larger companies. As a result, the stocks of smaller companies may be subject to wider price fluctuations or may be less liquid. When selling a large quantity of a particular stock, the fund may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings.

Investment Adviser: Aeltus Investment Management, Inc.

AIM V.I. Capital Appreciation Fund

Investment Objective

Seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

Policies

The portfolio managers focus on companies they believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. The portfolio managers consider whether to sell a particular security when any of those factors materially changes.
The fund may also invest up to 20% of its total assets in foreign securities.

In anticipation of or in response to adverse market conditions or for cash management purposes, the fund may hold all or a portion of its assets in cash, money market instruments, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

Risks

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. This is especially true with respect to common stocks of smaller companies, whose prices may go up and down more than common stocks of larger, more-established companies. Also, since common stocks of smaller companies may not be traded as often as common stocks of larger, more-established companies, it may be difficult or impossible for the fund to sell securities at a desirable price.

Investment Adviser: AIM Advisors, Inc.

AIM V.I. Growth Fund

Investment Objective

Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

Policies

The portfolio managers focus on companies that have experienced above-average growth in earnings and have excellent prospects for future growth. The portfolio managers consider whether to sell a particular security when any of those factors materially changes. The fund may also invest up to 20% of its total assets in foreign securities.

In anticipation of or in response to adverse market conditions or for cash management purposes, the fund may hold all or a portion of its assets in cash, money market instruments, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

Risks

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

Investment Adviser: AIM Advisors, Inc.

AIM V.I. Growth and Income Fund

Investment Objective

Seeks growth of capital with a secondary objective of current income.

Policies

The fund seeks to meet these objectives by investing at least 65% of its net assets in income-producing securities, including dividend-paying common stocks and convertible securities. The portfolio managers purchase securities of established companies that have long-term above-average growth in earnings and dividends, and growth companies that they believe have the potential for above-average growth in earnings and dividends. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential or the capacity to generate income. The fund may also invest up to 20% of its total assets in foreign securities.

The fund may engage in active and frequent trading of portfolio securities to achieve its investment objectives. If the fund does trade in this way, it may incur increased transaction costs and brokerage commissions, both of which can lower the actual return on your investment.

In anticipation of or in response to adverse market conditions or for cash management purposes, the fund may hold all or a portion of its assets in cash, money market instruments, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

Risks

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. The values of the convertible securities in which the fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the fund.

Investment Adviser: AIM Advisors, Inc.

AIM V.I. Value Fund

Investment Objective

Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

Policies

The fund also may invest in preferred stocks and debt instruments that have prospects for growth of capital. The fund may also invest up to 25% of its total assets in foreign securities.

The portfolio managers focus on undervalued equity securities of (1) out-of-favor cyclical growth companies; (2) established growth companies that are undervalued compared to historical relative valuation parameters; (3) companies where there is early but tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities; and (4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. The portfolio managers consider whether to sell a particular security when they believe the company no longer fits into any of the above categories.

In anticipation of or in response to adverse market conditions or for cash management purposes, the fund may hold all or a portion of its assets in cash, money market instruments, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

Risks

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

If the seller of a repurchase agreement in which the fund invests defaults on its obligation or declares bankruptcy, the fund may experience delays in selling the securities underlying the repurchase agreement. As a result, the fund may incur losses arising from decline in the value of those securities, reduced levels of income and expenses of enforcing its rights.

Investment Adviser: AIM Advisors, Inc.

Fidelity Variable Insurance Products Fund--Equity Income Portfolio

Investment Objective

Seeks reasonable income. Also considers the potential for capital appreciation. Seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

Policies

Normally invests at least 65% of total assets in income-producing equity securities. May also invest in other types of equity securities and debt securities, including lower-quality debt securities. May invest in securities of both foreign and domestic issuers. Emphasis on above-average income-producing equity securities tends to lead to investments in large cap "value" stocks. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, or other factors that affect security values.

Risks

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. "Value" stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. "Value" stocks may not ever realize their full value.

Investment Adviser: Fidelity Management & Research Company

Fidelity Variable Insurance Products Fund--Growth Portfolio

Investment Objective

Seeks capital appreciation.

Policies

Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential. Companies with high growth potential tend to be companies with higher than average price/earning (P/E) ratios and are often called "growth" stocks. May invest in securities of both foreign and domestic issuers. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, or other factors that affect security values.

Risks

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. "Growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.

Investment Adviser: Fidelity Management & Research Company

Fidelity Variable Insurance Products Fund--High Income Portfolio

Investment Objective

Seeks a high level of current income while also considering growth of capital.

Policies

Normally invests at least 65% of total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities. May also invest in non-income producing securities, including defaulted securities and common stocks. Currently intends to limit common stocks to 10% of total assets. May invest in securities of both foreign and domestic issuers. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, interest rates or other factors that affect security values.

Risks

Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer.

Investment Adviser: Fidelity Management & Research Company

Fidelity Variable Insurance Products Fund II--Contrafund Portfolio

Investment Objective

Seeks long-term capital appreciation.

Policies

Normally invests primarily in common stocks of companies whose value the investment adviser believes is not fully recognized by the public. May invest in securities of both foreign and domestic issuers. May tend to buy "growth" stocks or "value" stocks, or a combination of both types. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, interest rates or other factors that affect security values.

Risks

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. "Growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks. "Value" stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. "Value" stocks may not ever realize their full value.

Investment Adviser: Fidelity Management & Research Company

Janus Aspen Series--Aggressive Growth Portfolio

Investment Objective

Seeks long-term growth of capital.

Policies

A nondiversified portfolio that invests primarily in common stocks selected for their growth potential and normally invests at least 50 percent of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalizations at the time of investment fall within the range of companies in the Standard and Poor's (S&P) MidCap 400 Index. The market capitalizations within the Index will vary, but as of December 31, 1998, they ranged from approximately $142 million to $73 billion. May at times hold substantial positions in cash or similar investments.

Risks

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. In addition, a nondiversified portfolio has the ability to take larger positions in a smaller number of issuers. Because the appreciation or depreciation of a single stock may have a greater impact on the net asset value of a nondiversified portfolio, its share price can be expected to fluctuate more than a diversified portfolio. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

Investment Adviser: Janus Capital Corporation

Janus Aspen Series--Balanced Portfolio

Investment Objective

Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Policies

Normally invests 40-60 percent of its assets in securities selected primarily for their growth potential and 40-60 percent of its assets in securities selected primarily for their income potential. Will normally invest at least 25 percent of its assets in fixed-income securities. Assets may shift between the growth and income components of the Portfolio based on the portfolio manager's analysis of relevant market, financial and economic conditions. May at times hold substantial positions in cash or similar investments.

Risks

Because the Portfolio may invest a significant portion of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. The income component of the Portfolio's holdings includes fixed-income securities which generally will decrease in value when interest rates rise. Another risk associated with fixed-income securities is the risk that an issuer of a bond will be unable to make principal and interest payments when due (i.e. credit risk). Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more susceptible to credit risk. They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

Investment Adviser: Janus Capital Corporation

Janus Aspen Series--Growth Portfolio

Investment Objective

Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Policies

Generally invests primarily in common stocks of larger, more established companies selected for their growth potential, although it can invest in companies of any size. May at times hold substantial positions in cash or similar investments.

Risks

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

Investment Adviser: Janus Capital Corporation

Janus Aspen Series--Worldwide Growth Portfolio

Investment Objective

Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Policies

Invests primarily in common stocks of companies of any size throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. May hold substantial positions in cash or similar investments.

Risks

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

Investment Adviser: Janus Capital Corporation

MFS Total Return Series

Investment Objective

Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide a reasonable opportunity for growth of capital and income.

Policies

Under normal market conditions, invests at least 40%, but no more than 75%, of net assets in common stocks and related securities (referred to as equity securities); bonds, warrants or rights convertible into stock; and depositary receipts for those securities. Invests at least 25% of net assets in non-convertible fixed income securities. May vary the percentage of assets invested in any one type of security (within the limits described above). Generally, seeks to purchase equity securities that the investment adviser believes are undervalued in the market relative to their long-term potential focusing on companies with relatively large market capitalization (i.e., market capitalizations of $5 billion or more). Fixed income securities include U.S. government securities, mortgage-backed and asset-backed securities, and corporate bonds.

Risks

In allocating investments, the series could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. The value of securities held by the series may decline due to changing economic, political or market conditions, or disappointing earnings results. If anticipated events do not occur or are delayed, or if investor perceptions about undervalued securities do not improve, the market price of these securities may not rise or may fall. Fixed income securities are subject to interest rate risk (the risk that when interest rates rise, the prices of fixed income securities will generally fall) and credit risk (the risk that the issuer of a fixed income security will not be able to pay principal and interest when due). Securities with longer maturities are affected more by interest rate risk. Fixed income securities traded in the over-the-counter market may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the series' performance.

Investment Adviser: Massachusetts Financial Services Company

Oppenheimer Aggressive Growth Fund/VA

Investment Objective

Seeks to achieve long-term capital appreciation by investing in "growth-type" companies.

Policies

Invests mainly in equity securities, such as common stocks, preferred stocks and convertible securities, of issuers in the U.S. and foreign countries. The fund can invest in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets. As a fundamental policy, the fund will normally invest in at least four countries (including the United States). The fund emphasizes investments in securities of "growth-type" companies. The fund may also invest in cyclical industries and in "special situations" that the fund's investment manager believes present opportunities for capital growth. "Special situations" are anticipated acquisitions, mergers or other unusual developments which, in the opinion of the manager, will increase the value of an issuer's securities, regardless of general business conditions or market movements.

Risks

The fund's investments in stocks are subject to changes in their value from a number of factors. They include changes in general stock market movements, or the change in value of particular stocks because of an event affecting the issuer. The fund expects to have substantial amounts of its investments in foreign securities. Therefore, it will be subject to the risks that economic, political or other events can have on the values of securities of issuers in particular foreign countries. Changes in interest rates can also affect stock prices. Investing in securities with high growth potential, which are often newer companies having a market capitalization of $200 million or less, involves substantially greater risks of loss and price fluctuations than larger cap issuers. Small-cap stock investments also pose certain risks because their stocks may be less liquid than those of larger issuers.

Investment Adviser: OppenheimerFunds, Inc.

Oppenheimer Main Street Growth & Income Fund/VA

Investment Objective

Seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Policies

Invests in equity securities, such as common stocks, preferred stocks and convertible securities and in debt securities, of issuers in the U.S. and foreign countries. Although the fund can invest in securities of issues of all market capitalization ranges, it may focus from time to time on small to medium capitalization issuers (having a market capitalization of less than $5 billion). The fund can also use hedging instruments and certain derivative investments to try to manage investment risks.

Risks

The fund's investments in stocks and bonds are subject to changes in their value from a number of factors. They include changes in general stock and bond market movements, or the change in value of particular stocks or bonds because of an event affecting the issuer. High-yield, lower-grade bonds are subject to greater credit risks than investment-grade securities. The fund can have significant amounts of its assets invested in foreign securities. Therefore, it will be subject to the risks of economic, political or other events that can affect the values of securities of issuers in particular foreign countries. Changes in interest rates can also affect stock and bond prices.

Investment Adviser: OppenheimerFunds, Inc.

Oppenheimer Strategic Bond Fund/VA

Investment Objective

Seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

Policies

Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. government securities and lower-rated high-yield securities of U.S. companies. Under normal market conditions, the fund invests in each of those three market sectors. However, the fund is not obligated to do so, and the amount of its assets in each of the three sectors will vary over time. The fund can invest up to 100% of its assets in any one sector at any time, if the manager believes that in doing so the fund can achieve its objective without undue risk. The fund's foreign investments can include debt securities of issuers in developed markets as well as emerging markets, which have special risks. The fund can also use hedging instruments and certain derivative investments to try to enhance income or try to manage investment risks.

Risks

The fund's investments in debt securities are subject to changes in their value from a number of factors. They include changes in general bond market movements in the U.S. and abroad, or the change in value of particular bonds because of an event affecting the issuer. The fund can focus significant amounts of its investments in foreign debt securities. Therefore, it will be subject to the risks that economic, political or other events can have on the values of securities of issuers in particular foreign countries. These risks are heightened in the case of emerging market debt securities. Changes in interest rates can also affect securities prices.

Investment Adviser: OppenheimerFunds, Inc.

Portfolio Partners (PPI) MFS Emerging Equities Portfolio

Investment Objective

Seeks long-term growth of capital.

Policies

Invests, under normal market conditions, at least 80% of total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. Emerging growth companies are companies believed to be either early in their life cycle but which have the potential to become major enterprises, or major enterprises whose rates of earnings growth are expected to accelerate. Investments may include securities traded in the over-the-counter markets.

May also invest in foreign securities and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.

Risks

Investment in the portfolio is subject to the following risks:

o Market and Company Risk: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

o Emerging Growth Risk: The portfolio's performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

o Over the Counter Risk: Equity securities that are traded over the counter may be more volatile than exchange listed securities, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

o Foreign Markets Risk: Investment in foreign securities involves risks related to political, social and economic developments abroad. These risks result from differences between the regulations to which U.S. and foreign issuers and markets are subject.

o Currency Risk: The portfolio's exposure to foreign currencies may cause the value of the portfolio to decline if the U.S. dollar strengthens against these currencies or if foreign governments intervene in the currency markets.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

Portfolio Partners (PPI) MFS Research Growth Portfolio

Investment Objective

Seeks long-term growth of capital and future income.

Policies

Invests primarily (at least 65% of total assets) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Focuses on companies believed to have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management. May invest in companies of any size. Investments may also include securities traded on securities exchanges or in the over-the-counter markets.

May invest in foreign securities and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.

Risks

Investment in the portfolio is subject to the following risks:

o Market and Company Risk: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security. In addition, securities of growth companies may be more volatile because such companies usually invest a high portion of their earnings in their businesses and may lack the dividends of value companies, which can cushion the security prices in a declining market.

o Over-the-Counter Risk: Equity securities that are traded over-the-counter may be more volatile than exchange-listed stocks, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

o Foreign Markets Risk: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

o Currency Risk: The portfolio's exposure to foreign currencies may cause the value of the portfolio to decline if the U.S. dollar strengthens against these currencies or if foreign governments intervene in the currency markets.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

Portfolio Partners (PPI) MFS Value Equity Portfolio

Investment Objectives

Seeks capital appreciation

Policies

Invests primarily (at least 65% of total assets) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Focuses on companies believed to have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow. Investments may include securities traded in the over-the-counter markets.

May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of a foreign currency at a future date.

Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

Risks

Investment in the portfolio is subject to the following risks:

o Market and Company Risk: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security. In addition, securities of growth companies may be more volatile because such companies usually invest a high portion of their earnings in their businesses and may lack the dividends of value companies, which can cushion the security prices in a declining market.

o Over the Counter Risk: Equity securities that are traded over the counter may be more volatile than exchange listed securities, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

o Foreign Markets Risk: The portfolio's investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

o Emerging Markets Risk: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

o Currency Risk: The portfolio's exposure to foreign currencies may cause the value of the portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

o Interest Rate Risk: The portfolio's investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of debt securities held by the portfolio will decline.

o Credit Risk: The portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities are more likely to have difficulty making timely payments of interest or principal.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Massachusetts Financial Services Company

Portfolio Partners (PPI) Scudder International Growth Portfolio

Investment Objective

Seeks long-term growth of capital.

Policies

Invests primarily (at least 65% of total assets) in the equity securities of foreign companies believed to have high growth potential. Normally invests in securities of at least three different countries other than the U.S. Focuses on issuers located primarily in Europe, Latin America, and the emerging markets of the Pacific Basin and Japan, but also may invest in select issues from elsewhere outside the U.S. Will invest in securities in both developed and developing markets. Seeks to invest in those companies believed to be best able to capitalize on the growth and changes taking place within and between various regions of the world. Typically, these are companies with leading or rapidly developing business franchises, strong financial positions, and high quality management capable of defining and implementing strategies to take advantage of local, regional or global markets.

Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

Risks

Investment in the portfolio is subject to the following risks:

o Market and Company Risk: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security. In addition, securities of growth companies may be more volatile because such companies usually invest a high portion of their earnings in their businesses and may lack the dividends of value companies, which can cushion the security prices in a declining market.

o Foreign Markets Risk: The portfolio's investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

o Currency Risk: The portfolio's exposure to foreign currencies may cause the value of the portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

o Emerging Growth Risk: The portfolio's performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

o Interest Rate Risk: The portfolio's investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of debt securities held by the portfolio will decline.

o Credit Risk: The portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities are more likely to have difficulty making timely payments of interest or principal.

Investment Adviser: Aetna Life Insurance and Annuity Company; Subadviser:
Scudder Kemper Investments, Inc.

--------------------------------------------------------------------------------
                           VARIABLE ANNUITY ACCOUNT B
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY
--------------------------------------------------------------------------------

           Statement of Additional Information dated December 17, 1999

                           AETNA PREMIUM BONUS ANNUITY

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "separate account") dated December 17, 1999.

A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:

                            Aetna Financial Services
                                Annuity Services
                              151 Farmington Avenue
                        Hartford, Connecticut 06156-1258
                                 1-800-238-6219

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

                                TABLE OF CONTENTS

                                                                         Page

General Information and History..........................................  2
Variable Annuity Account B...............................................  2
Offering and Purchase of Contract........................................  3
Performance Data.........................................................  3
     General.............................................................  3
     Average Annual Total Return Quotations..............................  3
Income Phase Payments....................................................  6
Sales Material and Advertising...........................................  6
Independent Auditors.....................................................  7
Financial Statements of the Separate Account.............................  S-1
Financial Statements of Aetna Life Insurance and Annuity Company.........  F-1

                         GENERAL INFORMATION AND HISTORY

Aetna Life Insurance and Annuity Company (the Company, we, us, our) issues the contract described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of Aetna Inc. Through a merger, our assets include the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

As of December 31, 1998, the Company and its subsidiary life company had $43 billion invested through its products, including $29 billion in its separate accounts (of which the Company or an affiliate oversees the management of $21 billion). The Company is ranked among the top 2% of all U.S. life insurance companies rated by A.M. Best Company based on assets as of December 31, 1997.

In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940 and a registered broker-dealer under the Securities Exchange Act of 1934. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. See "Fees" in the prospectus. We receive reimbursement for certain administrative costs from some advisers of the funds used as funding options under the contract. These fees generally range up to 0.425%.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract" refers only to those offered through the prospectus.

                           VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions.

The funds currently available under the contract are as follows:

Aetna Balanced VP, Inc.                                             Fidelity Variable Insurance Products Fund (VIP ) High Income
Aetna Income Shares d/b/a Aetna Bond VP                               Portfolio
Aetna Growth VP                                                     Fidelity Variable Insurance Products Fund II (VIP II)
Aetna Variable Fund d/b/a Aetna Growth and Income VP                  Contrafund Portfolio
Aetna Index Plus Large Cap VP                                       Janus Aspen Aggressive Growth Portfolio
Aetna International VP                                              Janus Aspen Balanced Portfolio
Aetna Variable Encore Fund d/b/a Aetna Money Market VP              Janus Aspen Growth Portfolio
Aetna Real Estate Securities VP                                     Janus Aspen Worldwide Growth Portfolio
Aetna Small Company VP                                              MFS Total Return Series
AIM V.I. Capital Appreciation Fund                                  Oppenheimer Aggressive Growth Fund/VA
AIM V.I. Growth Fund                                                Oppenheimer Main Street Growth & Income Fund/VA
AIM V.I. Growth and Income Fund                                     Oppenheimer Strategic Bond Fund/VA
AIM V.I. Value Fund                                                 Portfolio Partners (PPI) MFS Emerging Equities Portfolio
Fidelity Variable Insurance Products Fund (VIP) Equity-Income       Portfolio Partners (PPI) MFS Research Growth Portfolio
  Portfolio                                                         Portfolio Partners (PPI) MFS Value Equity Portfolio
Fidelity Variable Insurance Products Fund (VIP) Growth Portfolio    Portfolio Partners (PPI) Scudder International Growth Portfolio

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

                        OFFERING AND PURCHASE OF CONTRACT

The Company is both the depositor and the principal underwriter for the securities sold under the prospectus. We offer the contract through life insurance agents licensed to sell variable annuities who are registered representatives of the Company or of other registered broker-dealers who have sales agreements with the Company. The offering of the contract is continuous. A description of the manner in which the contract is purchased can be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

                                PERFORMANCE DATA

GENERAL

From time to time, we may advertise different types of historical performance for the subaccounts of the separate account available under the contract. We may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized return"), as well as "non-standardized returns," both of which are described below.


The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial purchase payment of $1,000 is applied to the various subaccounts under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account, adjusted to reflect the deduction of the maximum recurring charges under the contract during each period (i.e., 1.45% mortality and expense risk charge for Death Benefit Option II, $30 annual maintenance fee, 0.15% administrative charge, and early withdrawal charge of 8% of purchase payments grading down to 0% after 8 years) and currently do not include any premium bonus. These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the average account size under the contract described in the prospectus.


The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable early withdrawal charge and, in some advertisements, will also exclude the effect of the annual maintenance fee. The deduction of the early withdrawal charge and the annual maintenance fee would decrease the level of performance shown if reflected in these calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account. The non-standardized returns shown in the tables below reflect the deduction of the maximum recurring charges under the contract except the early withdrawal charge.

Standardized and non-standardized calculations do not currently include the premium bonus, but to the extent permitted by applicable law, we may include the premium bonus in the standardized and non-standardized average annual total returns in the future.

Investment results of the funds will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the account value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

The tables below reflect the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 1998 for the subaccounts under the contract. The standardized returns assume the maximum charges under the contract as described under "General" above. The non-standardized returns assume the same charges but do not include the early withdrawal charge. We may also advertise returns based on lower charges that apply to contracts under Death Benefit Option I.

For the subaccounts funded by the Portfolio Partners portfolios, two sets of performance returns are shown for each subaccount: one showing performance based solely on the performance of the Portfolio Partners portfolio from November 28, 1997, the date the Portfolio commenced operations; and one quotation based on
(a) performance through November 26, 1997 of the fund it replaced under many contracts and (b) after November 26, 1997, based on the performance of the Portfolio Partners portfolio.

For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception". For standardized performance, the "Since Inception" column shows the average annual return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows the average annual total return since the fund's inception date.

                                                                    ---------------------------------------------------------------
                                                                                                                 Date Contributions
                                                                                                                   First Received
                                                                                         STANDARDIZED            Under the Separate
                                                                                                                       Account
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Since
                                                                      1 Year     5 Year     10 Year    Inception*
SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                                7.98%     13.56%                  11.29%        06/30/1989
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(1)                                                      (0.75%)     4.20%      7.52%
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                       28.56%                             31.30%        05/30/1997
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(1)                                          5.55%     17.05%     14.75%
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                         22.53%                             28.36%        10/31/1996
-----------------------------------------------------------------------------------------------------------------------------------
Aetna International VP                                                                                  (11.71%)       05/05/1998
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)(2)                                           (3.41%)     2.82%      4.05%
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP                                                                         (19.35%)       05/06/1998
-----------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                                (7.73%)                            7.83%         05/30/1997
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                                                       18.81%        10/02/1998
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                                                                     21.84%        10/02/1998
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund                                                                          19.65%        10/02/1998
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                                                                      20.39%        10/02/1998
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                                   2.71%                             19.23%        12/30/1994
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                                         30.35%                             25.25%        12/30/1994
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio                                   (13.12%)                            6.46%         06/30/1995
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                                  20.92%                             22.08%        06/30/1995
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                               25.16%                             16.24%        10/31/1994
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                        25.19%                             21.42%        01/31/1995
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                          26.55%                             21.62%        07/29/1994
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                                19.87%                             25.90%        04/28/1995
-----------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                                                3.41%                             12.73%        05/31/1996
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund/VA                                  3.44%                             8.67%         05/30/1997
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income Fund/VA                       (4.16%)                            9.18%         05/30/1997
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                                    (5.95%)                           (0.41%)        05/30/1997
===================================================================================================================================
PPI MFS Emerging Equities Portfolio                                   20.61%                             17.27%        11/28/1997
-----------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/PPI MFS Emerging Equities(3)                 20.61%     12.94%                  12.70%        09/30/1993
===================================================================================================================================
PPI MFS Research Growth Portfolio                                     13.99%                             10.59%        11/28/1997
-----------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/PPI MFS Research Growth(3)   13.99%      5.73%                  7.61%         08/31/1992
===================================================================================================================================
PPI MFS Value Equity Portfolio                                        17.70%                             17.73%        11/28/1997
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Growth/PPI MFS Value Equity(3)                   17.70%     14.61%                  13.18%        11/30/1992
===================================================================================================================================
PPI Scudder International Growth Portfolio                            10.12%                             10.55%        11/28/1997
-----------------------------------------------------------------------------------------------------------------------------------
Scudder International Portfolio Class A/PPI Scudder International
Growth(3)                                                             10.12%      8.03%                  10.78%        08/31/1992
-----------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the table for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

* Reflects performance from the date contributions were first received in the fund under the separate account.

(1) These funds have been available through the separate account for more than ten years.

(2) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was 3.62%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 8% early withdrawal charge.

(3) The fund first listed was replaced with the applicable Portfolio Partners portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable Portfolio Partners portfolio after that date. The replaced fund may not have been available under all contracts. The "Date Contributions First Received Under the Separate Account" refers to the applicable date for the replaced fund.

                                                             -------------------------------------------------------------------
                                                                                                                      Fund
                                                                                    NON-STANDARDIZED                Inception
                                                                                                                      Date
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Since
                                                               1 Year    3 Years   5 Years  10 Years   Inception**
SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                        15.06%     16.25%    14.04%                11.16%    04/03/1989
--------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(1)                                                6.40%      4.94%     4.93%     7.52%
--------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                35.47%                                     33.20%    12/13/1996
--------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(1)                                  12.65%     20.80%    17.46%    14.75%
--------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                  29.49%                                     31.18%    09/16/1996
--------------------------------------------------------------------------------------------------------------------------------
Aetna International VP                                         17.01%                                     19.60%    12/22/1997
--------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)(2)                                     3.76%      3.73%     3.59%     4.05%
--------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP                               (14.25%)                                   (10.76%)   12/15/1997
--------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                         (0.53%)                                    15.33%    12/27/1996
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             17.40%     14.91%    15.37%                16.88%    05/05/1993
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                           32.00%     24.19%    19.51%                18.95%    05/05/1993
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund                                25.66%     22.43%                          20.55%    05/02/1994
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                            30.31%     21.54%    19.77%                19.97%    05/05/1993
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(1)                         9.83%     15.89%    16.87%    13.78%
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio(1)                               37.26%     23.46%    19.79%    17.50%
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio(1)                          (5.87%)     6.93%     7.05%     9.30%
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                           27.90%     23.05%                          26.59%    01/03/1995
--------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                        32.11%     15.86%    17.43%                19.97%    09/13/1993
--------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                 32.13%     21.97%    17.20%                17.58%    09/13/1993
--------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                   33.49%     23.39%    19.47%                18.94%    09/13/1993
--------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                         26.86%     24.63%    19.37%                22.04%    09/13/1993
--------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                                        10.53%     14.07%                          16.83%    01/03/1995
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund/VA(1)                       10.56%     12.84%    11.25%    14.13%
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income Fund/VA                 3.02%     20.52%                          24.95%    07/06/1995
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                              1.24%      6.09%     5.11%                5.07%     05/03/1993
================================================================================================================================
PPI MFS Emerging Equities Portfolio                            27.59%                                     23.57%    11/28/1997
--------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/PPI MFS Emerging Equities(3)          27.59%     12.01%    13.43%    19.07%
================================================================================================================================
PPI MFS Research Growth Portfolio                              21.03%                                     16.97%    11/28/1997
--------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/PPI MFS Research
Growth(3)                                                      21.03%      2.84%     6.41%     9.47%
================================================================================================================================
PPI MFS Value Equity Portfolio                                 24.70%                                     23.87%    11/28/1997
--------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Growth/PPI MFS Value Equity(3)            24.70%     18.51%    15.07%    12.88%
================================================================================================================================
PPI Scudder International Growth Portfolio                     17.18%                                     17.17%    11/28/1997
--------------------------------------------------------------------------------------------------------------------------------
Scudder International Portfolio Class A/PPI Scudder
International Growth(3)                                        17.18%     12.37%     8.64%    10.22%
--------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the table for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

** Reflects performance from the fund's inception date.

(1) These funds have been in operation for more than ten years.

(2) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was 3.62%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above. As in the table above, the maximum 8% early withdrawal charge is not reflected.

(3) The fund first listed was replaced with the applicable Portfolio Partners portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable Portfolio Partners portfolio after that date. The replaced fund may not have been available under all contracts. The "Fund Inception Date" refers to the applicable date for the replaced fund. If no date is shown, the replaced fund has been in operation for more than ten years.

                              INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using the accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be
20.414. The value of this number of annuity units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate subaccount is
1.0015000 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.0014057. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.504376) to produce an annuity unit value of $13.523359 for the valuation occurring when the second payment is due. The second monthly payment is then determined by multiplying the number of annuity units by the current annuity unit value, or times $13.523359, which produces a payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contract. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

KPMG LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the examination of the separate account's financial statements and the review of filings made with the SEC.

                  FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

                           VARIABLE ANNUITY ACCOUNT B

                                      Index

Statement of Assets and Liabilities ...................................   S-2
Statements of Operations and Changes in Net Assets ....................   S-7
Condensed Financial Information .......................................   S-8
Notes to Financial Statements .........................................  S-16
Independent Auditors' Report ..........................................  S-36

Variable Annuity Account B

Statement of Assets and Liabilities - December 31, 1998


ASSETS:
Investments, at net asset value: (Note 1)

                                                                                                          Net
                                                                   Shares             Cost             Assets
                                                                   ------             ----             ------
 Aetna Ascent VP:                                               1,775,905    $  25,102,742      $  24,898,190
 Aetna Balanced VP:                                            12,391,167      181,255,533        194,913,051
 Aetna Bond VP:                                                 6,915,310       90,585,384         90,313,945
 Aetna Crossroads VP:                                           2,222,763       29,151,210         29,607,202
 Aetna Get Fund, Series B:                                      1,328,751       16,114,148         19,399,768
 Aetna Get Fund, Series C:                                        641,495        6,843,405          9,276,019
 Aetna Get Fund, Series D:                                      8,945,182       89,971,949         89,907,126
 Aetna Growth and Income VP:                                   34,864,532    1,125,170,574      1,110,783,981
 Aetna Growth VP:                                               2,192,686       25,612,305         29,667,044
 Aetna High Yield VP:                                              25,485          269,013            230,386
 Aetna Index Plus Large Cap VP:                                 4,950,434       77,533,729         87,078,142
 Aetna Index Plus Mid Cap VP:                                      30,799          350,678            375,745
 Aetna Index Plus Small Cap VP:                                    98,357          961,535            969,800
 Aetna International VP:                                          132,091        1,535,380          1,530,933
 Aetna Legacy VP:                                               2,841,936       34,924,355         35,154,748
 Aetna Money Market VP:                                        11,204,743      148,567,676        150,002,380
 Aetna Real Estate Securities VP:                                 115,069        1,060,043            981,537
 Aetna Small Company VP:                                        1,445,875       17,304,318         18,492,740
 Aetna Value Opportunity VP:                                    1,296,961       16,956,181         18,689,212
 AIM V.I. Funds:
  Capital Appreciation Fund:                                       11,857          279,072            298,792
  Growth and Income Fund:                                           9,329          203,793            221,558
  Growth Fund:                                                     11,970          284,519            296,860
  Value Fund:                                                      26,818          681,416            703,970
 Alger American Funds:
  Balanced Portfolio:                                             476,550        4,602,622          6,185,618
  Income & Growth Portfolio:                                    1,178,638       11,247,924         15,463,737
  Leveraged AllCap Portfolio:                                     486,301       10,438,458         16,971,895
 American Century Investments:
  Balanced Fund:                                                  567,422        4,244,446          4,732,298
  International Fund:                                             760,004        5,048,080          5,791,227
 Calvert Social Balanced Portfolio:                               916,276        1,943,153          1,958,082
 Fidelity Investments Variable Insurance Products Fund:
  Equity-Income Portfolio:                                      6,927,959      153,249,176        176,108,721
  Growth Portfolio:                                             3,087,069      104,576,368        138,516,768
  High Income Portfolio:                                        4,321,896       54,257,145         49,831,459
  Overseas Portfolio:                                             892,112       17,216,864         17,886,843
 Fidelity Investments Variable Insurance Products Fund II:
  Asset Manager Portfolio:                                      1,124,160       18,781,312         20,414,738
  Contrafund Portfolio:                                         6,668,348      127,772,939        162,974,413
  Index 500 Portfolio:                                          1,003,440      116,197,819        141,735,838
  Investment Grade Bond Portfolio:                                439,478        5,217,593          5,695,641
 Insurance Management Series:
  American Leaders Fund II:                                     6,201,568       97,218,342        134,450,002
  Equity Income Fund II:                                        2,025,727       24,690,902         28,664,036
  Growth Strategies Fund II:                                    1,532,692       22,205,952         27,450,515
  High Income Bond Fund II:                                     4,568,474       47,172,964         49,887,731
  International Equity Fund II:                                 1,138,497       13,701,931         17,521,464
  Prime Money Fund II:                                          8,067,320        8,065,097          8,067,320

Variable Annuity Account B

                                                                                                Net
                                                      Shares               Cost              Assets
                                                      ------               ----              ------
  U.S. Government Securities II:                   1,439,895     $   15,041,447      $   16,054,824
  Utility Fund II:                                 1,986,746         23,284,347          30,337,604
 Janus Aspen Series:
  Aggressive Growth Portfolio:                     2,079,332         49,261,924          57,368,774
  Balanced Portfolio:                              3,210,155         56,987,418          72,228,489
  Flexible Income Portfolio:                       1,710,899         20,378,246          20,633,439
  Growth Portfolio:                                2,958,516         57,362,313          69,643,462
  Worldwide Growth Portfolio:                      8,512,439        210,385,419         247,626,862
 Lexington Emerging Markets Fund:                    266,212          2,706,082           1,509,423
 Lexington Natural Resources Trust Fund:             358,558          5,221,161           3,954,893
 MFS Funds:
  Total Return Series:                             2,104,731         34,302,993          38,137,728
  Worldwide Government Series:                       185,123          1,911,846           2,014,138
 Oppenheimer Funds:
  Aggressive Growth Fund:                            265,843         10,674,495          11,917,723
  Global Securities Fund:                            346,765          6,867,095           7,653,101
  Growth & Income Fund:                            1,718,418         35,629,032          35,193,209
  Strategic Bond Fund:                             2,558,320         13,050,936          13,098,600
 Portfolio Partners, Inc. (PPI):
  PPI MFS Emerging Equities Portfolio:             2,382,266        112,648,846         132,072,829
  PPI MFS Research Growth Portfolio:               7,421,331         77,594,206          88,610,687
  PPI MFS Value Equity Portfolio:                    738,878         24,196,477          27,966,529
  PPI Scudder International Growth Portfolio:      1,049,896         16,732,753          17,596,256
  PPI T. Rowe Price Growth Equity Portfolio:       2,148,768         93,956,758         118,848,377
                                                                 --------------      --------------
NET ASSETS                                                       $3,606,761,839      $3,956,568,422
                                                                 ==============      ==============

Net assets represented by:
Reserves for annuity contracts in accumulation and payment period: (Notes 1 and
5)


Aetna Ascent VP:
   Annuity contracts in accumulation ...........  $   24,898,190
Aetna Balanced VP:
   Annuity contracts in accumulation ...........     176,154,146
   Annuity contracts in payment period .........      18,758,905
Aetna Bond VP:
   Annuity contracts in accumulation ...........      85,100,187
   Annuity contracts in payment period .........       5,213,758
Aetna Crossroads VP:
   Annuity contracts in accumulation ...........      28,289,880
   Annuity contracts in payment period .........       1,317,322
Aetna Get Fund, Series B:
   Annuity contracts in accumulation ...........      19,399,768
Aetna Get Fund, Series C:
   Annuity contracts in accumulation ...........       9,276,019
Aetna Get Fund, Series D:
   Annuity contracts in accumulation ...........      89,907,126
Aetna Growth and Income VP:
   Annuity contracts in accumulation ...........     955,586,320
   Annuity contracts in payment period .........     155,197,661
Aetna Growth VP:
   Annuity contracts in accumulation ...........      28,467,187
   Annuity contracts in payment period .........       1,199,857

Variable Annuity Account B

Aetna High Yield VP:
   Annuity contracts in accumulation ...........  $     230,386
Aetna Index Plus Large Cap VP:
   Annuity contracts in accumulation ...........     85,248,495
   Annuity contracts in payment period .........      1,829,647
Aetna Index Plus Mid Cap VP:
   Annuity contracts in accumulation ...........        375,745
Aetna Index Plus Small Cap VP:
   Annuity contracts in accumulation ...........        969,800
Aetna International VP:
   Annuity contracts in accumulation ...........      1,528,847
   Annuity contracts in payment period .........          2,086
Aetna Legacy VP:
   Annuity contracts in accumulation ...........     32,331,905
   Annuity contracts in payment period .........      2,822,843
Aetna Money Market VP:
   Annuity contracts in accumulation ...........    149,772,871
   Annuity contracts in payment period .........        229,509
Aetna Real Estate Securities VP:
   Annuity contracts in accumulation ...........        965,259
   Annuity contracts in payment period .........         16,278
Aetna Small Company VP:
   Annuity contracts in accumulation ...........     18,295,242
   Annuity contracts in payment period .........        197,498
Aetna Value Opportunity VP:
   Annuity contracts in accumulation ...........     18,689,212
AIM V.I. Funds:
 Capital Appreciation Fund:
   Annuity contracts in accumulation ...........        298,792
 Growth and Income Fund:
   Annuity contracts in accumulation ...........        221,558
 Growth Fund:
   Annuity contracts in accumulation ...........        296,860
 Value Fund:
   Annuity contracts in accumulation ...........        703,970
Alger American Funds:
 Balanced Portfolio:
   Annuity contracts in accumulation ...........      6,185,618
 Income & Growth Portfolio:
   Annuity contracts in accumulation ...........     15,463,737
 Leveraged AllCap Portfolio:
   Annuity contracts in accumulation ...........     16,971,895
American Century Investments:
 Balanced Fund:
   Annuity contracts in accumulation ...........      4,732,298
International Fund:
   Annuity contracts in accumulation ...........      5,791,227
Calvert Social Balanced Portfolio:
   Annuity contracts in accumulation ...........      1,958,082

Variable Annuity Account B

Fidelity Investments Variable Insurance Products Fund:
 Equity-Income Portfolio:
   Annuity contracts in accumulation ....................  $  176,108,721
 Growth Portfolio:
   Annuity contracts in accumulation ....................     138,516,768
 High Income Portfolio:
   Annuity contracts in accumulation ....................      49,328,098
   Annuity contracts in payment period ..................         503,361
 Overseas Portfolio:
   Annuity contracts in accumulation ....................      17,886,843
Fidelity Investments Variable Insurance Products Fund II:
 Asset Manager Portfolio:
   Annuity contracts in accumulation ....................      20,414,738
 Contrafund Portfolio:
   Annuity contracts in accumulation ....................     162,974,413
 Index 500 Portfolio:
   Annuity contracts in accumulation ....................     141,735,838
 Investment Grade Bond Portfolio:
   Annuity contracts in accumulation ....................       5,695,641
Insurance Management Series:
 American Leaders Fund II:
   Annuity contracts in accumulation ....................     134,398,144
   Annuity contracts in payment period ..................          51,858
 Equity Income Fund II:
   Annuity contracts in accumulation ....................      28,656,460
   Annuity contracts in payment period ..................           7,576
 Growth Strategies Fund II:
   Annuity contracts in accumulation ....................      27,450,515
 High Income Bond Fund II:
   Annuity contracts in accumulation ....................      49,887,731
 International Equity Fund II:
   Annuity contracts in accumulation ....................      17,521,464
 Prime Money Fund II:
   Annuity contracts in accumulation ....................       8,067,320
 U.S. Government Securities II:
   Annuity contracts in accumulation ....................      16,054,824
 Utility Fund II:
   Annuity contracts in accumulation ....................      30,329,937
   Annuity contracts in payment period ..................           7,667
Janus Aspen Series:
 Aggressive Growth Portfolio:
   Annuity contracts in accumulation ....................      57,368,774
 Balanced Portfolio:
   Annuity contracts in accumulation ....................      72,228,489
 Flexible Income Portfolio:
   Annuity contracts in accumulation ....................      20,633,439
 Growth Portfolio:
   Annuity contracts in accumulation ....................      68,058,273
   Annuity contracts in payment period ..................       1,585,189
 Worldwide Growth Portfolio:
   Annuity contracts in accumulation ....................     243,902,115
   Annuity contracts in payment period ..................       3,724,747

Variable Annuity Account B

Lexington Emerging Markets Fund:
   Annuity contracts in accumulation ...........  $    1,509,423
Lexington Natural Resources Trust Fund:
   Annuity contracts in accumulation ...........       3,954,893
MFS Funds:
 Total Return Series:
   Annuity contracts in accumulation ...........      38,137,728
 Worldwide Government Series:
   Annuity contracts in accumulation ...........       2,014,138
Oppenheimer Funds:
 Aggressive Growth Fund:
   Annuity contracts in accumulation ...........      11,917,723
 Global Securities Fund:
   Annuity contracts in accumulation ...........       7,653,101
 Growth & Income Fund:
   Annuity contracts in accumulation ...........      35,193,209
 Strategic Bond Fund:
   Annuity contracts in accumulation ...........      12,897,019
   Annuity contracts in payment period .........         201,581
Portfolio Partners, Inc (PPI):
 PPI MFS Emerging Equities Portfolio:
   Annuity contracts in accumulation ...........     131,150,274
   Annuity contracts in payment period .........         922,555
 PPI MFS Research Growth Portfolio:
   Annuity contracts in accumulation ...........      88,610,687
 PPI MFS Value Equity Portfolio:
   Annuity contracts in accumulation ...........      27,062,849
   Annuity contracts in payment period .........         903,680
 PPI Scudder International Growth Portfolio:
   Annuity contracts in accumulation ...........      17,577,310
   Annuity contracts in payment period .........          18,946
 PPI T. Rowe Price Growth Equity Portfolio:
   Annuity contracts in accumulation ...........     118,791,854
   Annuity contracts in payment period .........          56,523
                                                  --------------
                                                  $3,956,568,422
                                                  ==============


See Notes to Financial Statements

Variable Annuity Account B

Statements of Operations and Changes in Net Assets


                                                                                  Year Ended December 31,
                                                                                  1998                1997
                                                                                  ----                ----
INVESTMENT INCOME:
Income: (Notes 1, 3 and 5)
 Dividends .............................................................    $  325,794,651      $  278,833,116
Expenses: (Notes 2 and 5)
 Valuation period deductions ...........................................       (42,285,760)        (29,243,851)
                                                                            --------------      --------------
Net investment income ..................................................       283,508,891         249,589,265
                                                                            --------------      --------------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS:
Net realized gain on sales of investments: (Notes 1, 4 and 5)
 Proceeds from sales ...................................................     1,555,519,398       1,004,789,371
 Cost of investments sold ..............................................     1,412,108,865         933,728,508
                                                                            --------------      --------------
  Net realized gain ....................................................       143,410,533          71,060,863
                                                                            --------------      --------------
Net unrealized gain on investments: (Note 5)
 Beginning of year .....................................................       255,524,506         122,191,053
 End of year ...........................................................       349,806,583         255,524,506
                                                                            --------------      --------------
  Net change in unrealized gain ........................................        94,282,077         133,333,453
                                                                            --------------      --------------
Net realized and unrealized gain on investments ........................       237,692,610         204,394,316
                                                                            --------------      --------------
Net increase in net assets resulting from operations ...................       521,201,501         453,983,581
                                                                            --------------      --------------
FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments ............................       489,286,251         571,501,505
Transfers from the Company for mortality guarantee adjustments .........          (906,373)            371,835
Transfers from the Company's fixed account options .....................       212,914,994         144,526,667
Redemptions by contract holders ........................................      (167,845,102)        (82,942,177)
Annuity payments .......................................................       (22,421,712)        (16,137,431)
Other ..................................................................         1,896,006           2,327,153
                                                                            --------------      --------------
  Net increase in net assets from unit transactions (Note 5) ...........       512,924,064         619,647,552
                                                                            --------------      --------------
Change in net assets ...................................................     1,034,125,565       1,073,631,133
NET ASSETS:
Beginning of year ......................................................     2,922,442,857       1,848,811,724
                                                                            --------------      --------------
End of year ............................................................    $3,956,568,422      $2,922,442,857
                                                                            ==============      ==============


See Notes to Financial Statements

Variable Annuity Account B

Condensed Financial Information - Year Ended December 31, 1998


--------------------------------------------------------------------------------------------------------------------------------
                                                  Value
                                                 Per Unit               Increase (Decrease)           Units
                                                 --------                   in Value of            Outstanding        Reserves
                                         Beginning       End of             Accumulation              at End           at End
                                          of Year         Year                  Unit                 of Year          of Year
--------------------------------------------------------------------------------------------------------------------------------
Aetna Ascent VP:
Non-Qualified V                          $  15.392     $  15.855                3.01%                 274,115.2     $ 4,346,011
Non-Qualified V (0.75)                      15.535        16.082                3.52%                 104,608.3       1,682,346
Non-Qualified VII                           15.333        15.769                2.84%               1,027,839.2      16,207,554
Non-Qualified VIII                          14.947        14.012               (6.26%)  (4)           160,746.0       2,252,334
Non-Qualified IX                            15.364        15.786                2.75%                   1,717.5          27,113
Non-Qualified X                             15.422        15.942                3.37%                  24,014.0         382,832
--------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP:
Non-Qualified V                             18.989        21.929               15.48%               2,929,719.6      64,245,891
Non-Qualified V (0.75)                      19.166        22.244               16.06%               1,798,424.8      40,003,913
Non-Qualified VI                            15.962        18.445               15.56%                  43,363.3         799,818
Non-Qualified VII                           18.653        21.507               15.30%               2,533,501.2      54,487,004
Non-Qualified VIII                          14.392        15.212                5.70%  (4)            363,744.6       5,533,430
Non-Qualified IX                            18.954        21.834               15.19%                  30,063.5         656,418
Non-Qualified X                             19.016        22.015               15.77%                 452,763.7       9,967,686
Non-Qualified XI                            15.985        18.517               15.84%                   6,799.7         125,910
Non-Qualified XIII                           9.555        10.337                8.18%  (10)             5,234.6          54,109
Non-Qualified XIV                            9.276        10.323               11.29%  (8)             17,680.9         182,516
Non-Qualified XV                             9.581        10.316                7.67%  (10)             9,446.8          97,451
Annuity contracts in payment period                                                                                  18,758,905
--------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP:
Non-Qualified V                             13.361        14.270                6.80%               1,129,588.7      16,119,085
Non-Qualified V (0.75)                      13.486        14.475                7.33%               2,012,308.2      29,127,850
Non-Qualified VI                            12.204        13.041                6.86%                  51,406.2         670,396
Non-Qualified VII                           13.128        13.998                6.63%               1,948,372.8      27,273,239
Non-Qualified VIII                          11.367        11.910                4.78%  (4)            387,994.7       4,620,903
Non-Qualified IX                            13.337        14.208                6.53%                  18,429.1         261,845
Non-Qualified X                             13.373        14.304                6.96%                 452,992.2       6,479,375
Non-Qualified XI                            12.214        13.072                7.02%                   1,301.4          17,012
Non-Qualified XIII                          10.157        10.319                1.59%  (9)             16,581.5         171,096
Non-Qualified XIV                           10.119        10.305                1.84%  (9)             30,948.7         318,914
Non-Qualified XV                            10.188        10.298                1.08%  (10)             3,930.2          40,472
Annuity contracts in payment period                                                                                   5,213,758
--------------------------------------------------------------------------------------------------------------------------------
Aetna Crossroads VP:
Non-Qualified V                             14.432        15.095                4.59%                 218,648.6       3,300,593
Non-Qualified V (0.75)                      14.566        15.312                5.12%                 119,245.6       1,825,908
Non-Qualified VII                           14.377        15.013                4.42%               1,316,579.2      19,766,357
Non-Qualified VIII                          14.044        13.588               (3.25%)  (4)           237,468.1       3,226,692
Non-Qualified IX                            14.406        15.030                4.33%                     457.5           6,876
Non-Qualified X                             14.461        15.179                4.97%                  10,768.7         163,454
Annuity contracts in payment period                                                                                   1,317,322
--------------------------------------------------------------------------------------------------------------------------------
Aetna Get Fund, Series B:
Non-Qualified V                             20.717        24.373               17.65%                 737,172.7      17,966,894
Non-Qualified X                             20.717        24.373               17.65%                  58,790.1       1,432,874
--------------------------------------------------------------------------------------------------------------------------------
Aetna Get Fund, Series C:
Non-Qualified V                             12.636        15.904               25.86%                  92,330.0       1,468,418
Non-Qualified V (0.75)                      12.718        16.087               26.49%                 468,819.8       7,541,894
Non-Qualified IX                            12.613        15.835               25.55%                   9,144.7         144,810
Non-Qualified X                             12.636        15.904               25.86%                   7,601.7         120,897
--------------------------------------------------------------------------------------------------------------------------------
Aetna Get Fund, Series D:
Non-Qualified V                              9.997        10.062                0.65%  (9)          1,577,071.0      15,867,744
Non-Qualified V (0.75)                       9.997        10.073                0.76%  (9)            614,759.8       6,192,546
Non-Qualified VII                            9.997        10.058                0.61%  (9)          3,322,479.7      33,416,640
Non-Qualified VIII                           9.998        10.067                0.69%  (9)          1,277,188.8      12,857,641
Non-Qualified X                             10.023        10.062                0.39%  (10)            65,946.9         663,527
Non-Qualified XIII                          10.004        10.072                0.68%  (9)            931,827.7       9,385,656
Non-Qualified XIV                           10.000        10.066                0.66%  (9)            884,851.1       8,907,146
Non-Qualified XV                            10.009        10.063                0.54%  (9)            259,978.3       2,616,226
--------------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

--------------------------------------------------------------------------------------------------------------------------------
                                                 Value
                                               Per Unit              Increase (Decrease)         Units
                                               --------                  in Value of          Outstanding      Reserves
                                        Beginning       End of           Accumulation            at End         at End
                                         of Year         Year                Unit               of Year         of Year
--------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP:
Non-Qualified 1964                     $  236.446    $  267.347              13.07%                   958.7   $    256,298
Non-Qualified V                            22.028        24.907              13.07%             9,491,618.9    236,409,291
Non-Qualified V (0.75)                     22.233        25.265              13.64%            12,975,484.3    327,821,341
Non-Qualified VI                           20.614        23.322              13.14%             1,842,162.9     42,963,821
Non-Qualified VII                          22.004        24.839              12.88%             8,999,335.5    223,538,139
Non-Qualified VIII                         16.554        16.604               0.30%  (4)        1,327,156.5     22,036,585
Non-Qualified IX                           21.988        24.800              12.79%               148,050.5      3,671,604
Non-Qualified X                            22.060        25.005              13.35%             3,821,349.4     95,552,990
Non-Qualified XI                           20.644        23.414              13.42%                46,205.4      1,081,861
Non-Qualified XIII                          7.862         9.886              25.74%  (9)          125,488.2      1,240,545
Non-Qualified XIV                           7.672         9.872              28.68%  (9)           55,706.9        549,962
Non-Qualified XV                            8.961         9.866              10.10%  (10)          47,019.7        463,883
Annuity contracts in payment period                                                                            155,197,661
--------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP:
Non-Qualified V                            13.173        17.912              35.98%               140,521.9      2,516,985
Non-Qualified V (0.75)                     13.239        18.067              36.47%  (1)          428,697.2      7,745,376
Non-Qualified VII                          13.158        17.862              35.75%               738,448.8     13,190,361
Non-Qualified VIII                         15.809        17.909              13.28%  (4)          266,761.0      4,777,514
Non-Qualified IX                           15.727        17.834              13.40%  (4)            2,088.8         37,253
Non-Qualified XIII                          8.387        10.489              25.06%  (9)            8,459.9         88,734
Non-Qualified XIV                           8.359        10.475              25.31%  (9)            8,297.4         86,912
Non-Qualified XV                            8.899        10.468              17.63%  (10)           2,297.8         24,052
Annuity contracts in payment period                                                                              1,199,857
--------------------------------------------------------------------------------------------------------------------------------
Aetna High Yield VP:
Non-Qualified V                             9.954         9.212              (7.45%) (4)              604.9          5,573
Non-Qualified V (0.75)                      9.941         9.244              (7.01%) (5)           24,320.0        224,813
--------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP:
Non-Qualified V                            14.444        18.772              29.96%               527,155.0      9,895,905
Non-Qualified V (0.75)                     14.538        18.989              30.62%             1,060,363.0     20,135,153
Non-Qualified VII                          14.414        18.704              29.76%             2,252,763.4     42,134,590
Non-Qualified VIII                         16.421        18.449              12.35%  (4)          609,863.4     11,251,627
Non-Qualified IX                           14.418        18.691              29.64%                23,366.8        436,755
Non-Qualified XIII                          8.469        10.716              26.53%  (9)           31,054.3        332,779
Non-Qualified XIV                           8.964        10.702              19.39%  (8)           94,255.0      1,008,675
Non-Qualified XV                            9.134        10.694              17.08%  (9)            4,956.9         53,011
Annuity contracts in payment period                                                                              1,829,647
--------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Mid Cap VP:
Non-Qualified V                            10.107        10.891               7.76%  (4)           17,010.7        185,258
Non-Qualified V (0.75)                      9.950        10.928               9.83%  (6)           16,206.7        177,112
Non-Qualified IX                            8.579        10.872              26.73%  (9)            1,230.2         13,375
--------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Small Cap VP:
Non-Qualified V                             9.996         8.815             (11.81%) (4)           55,563.7        489,810
Non-Qualified V (0.75)                      9.407         8.846              (5.96%) (5)           53,459.5        472,892
Non-Qualified IX                            7.685         8.800              14.51%  (8)              806.6          7,098
--------------------------------------------------------------------------------------------------------------------------------
Aetna International VP:
Non-Qualified V                            10.149         9.765              (3.78%) (4)           35,872.2        350,278
Non-Qualified V (0.75)                     10.288         9.798              (4.76%) (5)           28,999.8        284,152
Non-Qualified VII                          10.169         9.754              (4.08%) (5)           45,143.4        440,322
Non-Qualified VIII                         10.100         9.764              (3.33%) (4)           41,046.6        400,784
Non-Qualified XIII                          8.583         9.149               6.59%  (10)             587.0          5,371
Non-Qualified XIV                           8.497         9.137               7.53%  (10)           4,529.2         41,383
Non-Qualified XV                            8.663         9.131               5.40%  (11)             718.1          6,557
Annuity contracts in payment period                                                                                  2,086
--------------------------------------------------------------------------------------------------------------------------------
Aetna Legacy VP:
Non-Qualified V                            13.317        14.064               5.61%               197,741.5      2,781,008
Non-Qualified V (0.75)                     13.441        14.266               6.14%               120,311.5      1,716,341
Non-Qualified VII                          13.267        13.989               5.44%             1,551,324.4     21,701,727
Non-Qualified VIII                         13.073        13.037              (0.28%) (4)          467,027.3      6,088,503

Variable Annuity Account B
Condensed Financial Information - Year Ended December 31, 1998 (continued):


--------------------------------------------------------------------------------------------------------------------------------
                                               Value
                                              Per Unit             Increase (Decrease)         Units
                                              --------                 in Value of          Outstanding      Reserves
                                       Beginning     End of           Accumulation             at End         at End
                                        of Year       Year                Unit                of Year        of Year
--------------------------------------------------------------------------------------------------------------------------------
Aetna Legacy VP (continued):
Non-Qualified IX                         $13.292     $14.003               5.35%                 1,187.8   $    16,633
Non-Qualified X                           13.343      14.141               5.98%                 1,958.3        27,693
Annuity contracts in payment period                                                                          2,822,843
--------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP:
Non-Qualified V                           11.930      12.425               4.15%             1,146,661.0    14,247,696
Non-Qualified V (0.75)                    12.041      12.604               4.68%             2,102,275.4    26,496,757
Non-Qualified VI                          11.642      12.132               4.21%                67,991.9       824,888
Non-Qualified VII                         11.850      12.322               3.98%             6,973,165.3    85,923,420
Non-Qualified VIII                        10.847      11.141               2.71%  (4)        1,221,158.5    13,605,259
Non-Qualified IX                          11.908      12.372               3.90%                32,766.7       405,379
Non-Qualified X                           11.930      12.425               4.15%               505,775.1     6,284,447
Non-Qualified XI                          11.642      12.132               4.21%                    49.6           602
Non-Qualified XIII                        10.122      10.199               0.76%  (9)          103,625.5     1,056,910
Non-Qualified XIV                         10.086      10.186               0.99%  (8)           44,014.2       448,309
Non-Qualified XV                          10.120      10.179               0.58%  (10)          47,079.4       479,204
Annuity contracts in payment period                                                                            229,509
--------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP:
Non-Qualified V                           10.095       8.873             (12.11%) (4)           17,925.8       159,052
Non-Qualified V (0.75)                     9.678       8.903              (8.01%) (5)           23,760.3       211,549
Non-Qualified VII                         10.043       8.863             (11.75%) (4)           40,811.5       361,711
Non-Qualified VIII                        10.033       8.872             (11.57%) (4)           13,789.3       122,343
Non-Qualified XIII                         8.690       8.903               2.45%  (10)          10,325.4        91,925
Non-Qualified XIV                          8.833       8.891               0.66%  (10)           2,081.8        18,509
Non-Qualified XV                           8.648       8.885               2.74%  (10)              19.2           170
Annuity contracts in payment period                                                                             16,278
--------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP:
Non-Qualified V                           13.654      13.633              (0.15%)               91,991.6     1,254,115
Non-Qualified V (0.75)                    13.704      13.751               0.34%                90,091.7     1,238,889
Non-Qualified VII                         13.638      13.595              (0.32%)              873,315.8    11,872,953
Non-Qualified VIII                        15.596      13.631             (12.60%) (4)          272,561.7     3,715,319
Non-Qualified IX                          13.320      13.574               1.91%  (1)              797.4        10,824
Non-Qualified XIII                         8.799       9.357               6.34%  (10)          13,537.9       126,679
Non-Qualified XIV                          7.219       9.345              29.45%  (9)            7,786.6        72,764
Non-Qualified XV                           8.739       9.338               6.85%  (11)             396.1         3,699
Annuity contracts in payment period                                                                            197,498
--------------------------------------------------------------------------------------------------------------------------------
Aetna Value Opportunity VP:
Non-Qualified V                           13.261      16.030              20.88%                60,870.3       975,730
Non-Qualified V (0.75)                    12.632      16.169              28.00%  (1)           91,721.6     1,483,031
Non-Qualified VII                         13.246      15.985              20.68%               841,077.5    13,444,950
Non-Qualified VIII                        15.274      16.028               4.94%  (4)          173,741.4     2,784,641
Non-Qualified IX                          14.467      15.960              10.32%  (3)               53.9           860
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Funds:
Capital Appreciation Fund:
Non-Qualified XIII                         7.522      10.245               36.20% (9)           10,912.8       111,802
Non-Qualified XIV                          7.914      10.231               29.28% (9)           17,420.4       178,233
Non-Qualified XV                           9.078      10.224               12.62% (10)             856.5         8,757
--------------------------------------------------------------------------------------------------------------------------------
Growth and Income Fund:
Non-Qualified XIII                         7.948      10.663               34.16% (9)            3,665.9        39,090
Non-Qualified XIV                          8.179      10.649               30.20% (9)            9,967.9       106,146
Non-Qualified XV                           8.830      10.641               20.51% (9)            7,172.1        76,322
--------------------------------------------------------------------------------------------------------------------------------
Growth Fund:
Non-Qualified XIII                         7.856      10.779               37.21% (9)           11,162.9       120,321
Non-Qualified XIV                          8.120      10.764               32.56% (9)           14,904.3       160,430
Non-Qualified XV                           9.702      10.757               10.87% (11)           1,497.6        16,109
--------------------------------------------------------------------------------------------------------------------------------
Value Fund:
Non-Qualified XIII                         7.820      10.616               35.75% (9)           27,667.7       293,713
Non-Qualified XIV                          8.093      10.601               30.99% (9)           29,485.9       312,592
Non-Qualified XV                           9.664      10.594                9.62% (11)           9,218.7        97,665
--------------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account B
Condensed Financial Information - Year Ended December 31, 1998 (continued):


----------------------------------------------------------------------------------------------------------------------------
                                               Value
                                              Per Unit              Increase (Decrease)          Units
                                              --------                  in Value of           Outstanding       Reserves
                                       Beginning     End of            Accumulation              at End          at End
                                        of Year       Year                 Unit                 of Year         of Year
----------------------------------------------------------------------------------------------------------------------------
Alger American Funds:
Balanced Portfolio:
Non-Qualified VII                        $16.153     $20.946               29.67%                295,306.5   $   6,185,618
----------------------------------------------------------------------------------------------------------------------------
Income & Growth Portfolio:
Non-Qualified VII                         16.902      22.064               30.54%                700,861.1      15,463,737
----------------------------------------------------------------------------------------------------------------------------
Leveraged AllCap Portfolio:
Non-Qualified VII                         15.988      24.881               55.62%                682,007.2      16,968,827
Non-Qualified VIII                        13.551      18.206               34.35%  (4)               168.5           3,068
----------------------------------------------------------------------------------------------------------------------------
American Century Investments:
Balanced Fund:
Non-Qualified VII                         15.312      17.479               14.15%                270,740.7       4,732,298
----------------------------------------------------------------------------------------------------------------------------
International Fund:
Non-Qualified VII                         13.782      16.139               17.10%                358,674.4       5,788,553
Non-Qualified VIII                        15.241      14.599               (4.21%) (4)               183.2           2,674
----------------------------------------------------------------------------------------------------------------------------
Calvert Social Balanced Portfolio:
Non-Qualified V                           17.779      20.415               14.83%                  8,742.2         178,470
Non-Qualified V (0.75)                    17.944      20.708               15.40%                 35,543.7         736,032
Non-Qualified VII                          9.976      11.437               14.65%                 34,437.7         393,873
Non-Qualified VIII                        10.882      11.456                5.27%  (4)            56,713.4         649,707
----------------------------------------------------------------------------------------------------------------------------
Fidelity Investments Variable Insurance Products Fund:
Equity-Income Portfolio:
Non-Qualified V                           15.784      17.400               10.24%                298,921.1       5,201,225
Non-Qualified V (0.75)                    15.930      17.650               10.80%                630,681.6      11,131,403
Non-Qualified VII                         18.963      20.872               10.07%              6,923,691.7     144,511,703
Non-Qualified VIII                        15.151      14.942               (1.38%) (4)           919,970.0      13,746,143
Non-Qualified IX                          15.755      17.325                9.97%                  6,719.9         116,422
Non-Qualified X                           15.784      17.400               10.24%                 13,539.3         235,583
Non-Qualified XIII                         8.459       9.911               17.17%  (9)            48,259.6         478,287
Non-Qualified XIV                          8.314       9.897               19.04%  (9)            59,608.6         589,966
Non-Qualified XV                           9.412       9.891                5.09%  (11)            9,907.3          97,989
----------------------------------------------------------------------------------------------------------------------------
Growth Portfolio:
Non-Qualified V                           13.904      19.155               37.77%                324,557.7       6,216,774
Non-Qualified V (0.75)                    14.034      19.430               38.45%                595,859.4      11,577,298
Non-Qualified VII                         19.157      26.348               37.54%              4,154,249.8     109,456,984
Non-Qualified VIII                        14.533      17.420               19.87%  (4)           600,814.2      10,466,173
Non-Qualified IX                          13.879      19.072               37.42%                 17,622.0         336,085
Non-Qualified X                           13.904      19.155               37.77%                 24,195.4         463,454
----------------------------------------------------------------------------------------------------------------------------
High Income Portfolio:
Non-Qualified VII                         13.959      13.168               (5.67%)             3,196,920.6      42,096,053
Non-Qualified VIII                        13.167      11.798              (10.40%) (4)           530,361.7       6,257,364
Non-Qualified XIII                         8.626       8.949                3.74%  (10)           40,909.1         366,076
Non-Qualified XIV                          8.411       8.936                6.24%  (10)           19,660.9         175,698
Non-Qualified XV                           8.987       8.930              (0.63%)  (11)           48,475.9         432,907
Annuity contracts in payment period                                                                                503,361
----------------------------------------------------------------------------------------------------------------------------
Overseas Portfolio:
Non-Qualified V                           12.381      13.786               11.35%                 54,225.5         747,571
Non-Qualified V (0.75)                    12.496      13.984               11.91%                141,714.4       1,981,774
Non-Qualified VII                         13.682      15.210               11.17%                929,309.5      14,135,208
Non-Qualified VIII                        13.796      12.879               (6.65%) (4)            77,430.9         997,217
Non-Qualified IX                          12.358      13.727               11.08%                  1,826.6          25,073
----------------------------------------------------------------------------------------------------------------------------
Fidelity Investments Variable Insurance Products Fund II:
Asset Manager Portfolio:
Non-Qualified VII                         15.679      17.786               13.44%              1,019,122.4      18,126,177
Non-Qualified VIII                        13.995      14.783                5.63%  (4)           154,808.5       2,288,561
----------------------------------------------------------------------------------------------------------------------------
Contrafund Portfolio:
Non-Qualified V                           15.374      19.735               28.37%                488,102.2       9,632,520
Non-Qualified V (0.75)                    15.517      20.018               29.01%                779,941.7      15,612,818
Non-Qualified VII                         17.066      21.872               28.16%              5,718,965.7     125,086,950


Variable Annuity Account B

-------------------------------------------------------------------------------------------------------------------------
                                               Value
                                              Per Unit            Increase (Decrease)         Units
                                              --------                 in Value of          Outstanding      Reserves
                                       Beginning     End of           Accumulation            at End         at End
                                        of Year       Year                Unit               of Year         of Year
-------------------------------------------------------------------------------------------------------------------------
Contrafund Portfolio (continued):
Non-Qualified VIII                       $15.503     $17.492             12.83%  (4)          637,258.2   $ 11,146,870
Non-Qualified IX                          15.346      19.649             28.04%                20,906.9        410,809
Non-Qualified X                           15.374      19.735             28.37%                14,618.4        288,488
Non-Qualified XIII                         8.083      10.535             30.34%  (9)           42,196.2        444,543
Non-Qualified XIV                          8.746      10.521             20.29%  (8)           29,543.1        310,821
Non-Qualified XV                           8.946      10.514             17.53%  (10)           3,861.0         40,594
-------------------------------------------------------------------------------------------------------------------------
Index 500 Portfolio:
Non-Qualified VII                         17.961      22.727             26.54%             5,533,320.3    125,753,551
Non-Qualified VIII                        17.227      18.925              9.86%  (4)          844,489.5     15,982,287
-------------------------------------------------------------------------------------------------------------------------
Investment Grade Bond Portfolio:
Non-Qualified VII                         11.597      12.446              7.32%               457,640.6      5,695,641
-------------------------------------------------------------------------------------------------------------------------
Insurance Management Series:
American Leaders Fund II:
Non-Qualified VII                         20.287      23.528             15.98%             5,705,447.4    134,238,634
Non-Qualified VIII                        16.597      16.869              1.64%  (5)            9,455.9        159,510
Annuity contracts in payment period                                                                             51,858
-------------------------------------------------------------------------------------------------------------------------
Equity Income Fund II:
Non-Qualified VII                         12.305      14.013             13.88%             2,043,618.6     28,656,460
Annuity contracts in payment period                                                                              7,576
-------------------------------------------------------------------------------------------------------------------------
Growth Strategies Fund II:
Non-Qualified VII                         15.777      18.269             15.80%             1,502,535.0     27,450,515
-------------------------------------------------------------------------------------------------------------------------
High Income Bond Fund II:
Non-Qualified VII                         14.724      14.910              1.26%             3,345,668.5     49,883,928
Non-Qualified VIII                        12.832      12.629             (1.58%) (4)              301.1          3,803
-------------------------------------------------------------------------------------------------------------------------
International Equity Fund II:
Non-Qualified VII                         11.888      14.719             23.81%             1,190,289.9     17,519,674
Non-Qualified VIII                        13.748      13.523             (1.64%) (7)              132.3          1,790
-------------------------------------------------------------------------------------------------------------------------
Prime Money Fund II:
Non-Qualified VII                         11.119      11.503              3.45%               701,312.8      8,067,320
-------------------------------------------------------------------------------------------------------------------------
U.S. Government Securities Fund II:
Non-Qualified VII                         11.883      12.614              6.15%             1,272,804.3     16,054,824
-------------------------------------------------------------------------------------------------------------------------
Utility Fund II:
Non-Qualified VII                         16.611      18.663             12.35%             1,625,061.9     30,328,887
Non-Qualified VIII                        13.786      15.472             12.23%  (7)               67.9          1,050
Annuity contracts in payment period                                                                              7,667
-------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series:
Aggressive Growth Portfolio:
Non-Qualified V                           15.410      20.433             32.60%               512,154.4     10,464,741
Non-Qualified V (0.75)                    15.554      20.726             33.25%               459,709.5      9,528,051
Non-Qualified VII                         15.418      20.410             32.38%             1,622,088.6     33,106,814
Non-Qualified VIII                        12.108      14.162             16.96%  (4)          216,957.5      3,072,646
Non-Qualified IX                          15.382      20.345             32.26%                12,305.4        250,348
Non-Qualified X                           15.410      20.433             32.60%                24,372.9        498,007
Non-Qualified XIII                         7.183      11.042             53.72%  (9)           18,317.8        202,268
Non-Qualified XIV                          6.858      11.027             60.79%  (9)           21,356.2        235,501
Non-Qualified XV                           9.497      11.020             16.04%  (11)             943.6         10,398
-------------------------------------------------------------------------------------------------------------------------
Balanced Portfolio:
Non-Qualified V                           14.990      19.880             32.62%               334,507.8      6,649,987
Non-Qualified V (0.75)                    15.130      20.165             33.28%               241,070.0      4,861,245
Non-Qualified VII                         16.692      22.101             32.40%             2,277,803.6     50,341,553
Non-Qualified VIII                        15.156      17.569             15.92%  (4)          480,187.2      8,436,522
Non-Qualified IX                          14.963      19.794             32.29%                 7,705.0        152,514
Non-Qualified X                           14.990      19.880             32.62%                 6,712.2        133,439
Non-Qualified XIII                         9.175      10.945             19.29%  (9)          114,602.5      1,254,291
Non-Qualified XIV                          8.301      10.930             31.67%  (9)           27,397.4        299,452
Non-Qualified XV                           9.275      10.923             17.77%  (8             9,108.3         99,486
-------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

-----------------------------------------------------------------------------------------------------------------------------
                                                  Value
                                                 Per Unit             Increase (Decrease)         Units
                                                 --------                 in Value of          Outstanding      Reserves
                                          Beginning     End of           Accumulation             at End         at End
                                           of Year       Year                Unit                of Year         of Year
-----------------------------------------------------------------------------------------------------------------------------
Flexible Income Portfolio:
Non-Qualified V                             $14.393     $15.509               7.75%                85,516.5   $  1,326,243
Non-Qualified V (0.75)                       14.527      15.731               8.29%               199,466.7      3,137,882
Non-Qualified VII                            14.320      15.405               7.58%               855,509.7     13,179,344
Non-Qualified VIII                           12.363      12.873               4.13%  (4)          221,988.1      2,857,737
Non-Qualified IX                             14.367      15.442               7.48%                 3,382.6         52,233
Non-Qualified X                              14.630      15.509               6.01%  (2)            5,158.4         80,000
-----------------------------------------------------------------------------------------------------------------------------
Growth Portfolio:
Non-Qualified V                              15.414      20.651              33.98%               217,309.5      4,487,701
Non-Qualified V (0.75)                       15.558      20.948              34.64%               244,106.5      5,113,454
Non-Qualified VII                            18.340      24.532              33.76%             2,097,548.1     51,456,280
Non-Qualified VIII                           15.094      17.461              15.68%  (4)          281,233.5      4,910,658
Non-Qualified IX                             15.386      20.562              33.64%                 4,444.5         91,388
Non-Qualified X                              15.414      20.651              33.98%                 1,027.9         21,226
Non-Qualified XIII                            7.907      10.938              38.33%  (9)          138,459.2      1,514,405
Non-Qualified XIV                             7.596      10.923              43.80%  (9)           35,759.3        390,592
Non-Qualified XV                              9.157      10.915              19.20%  (10)           6,648.3         72,569
Annuity contracts in payment period                                                                              1,585,189
-----------------------------------------------------------------------------------------------------------------------------
Worldwide Growth Portfolio:
Non-Qualified V                              16.745      21.320              27.32%             1,069,704.4     22,805,969
Non-Qualified V (0.75)                       16.901      21.626              27.96%             1,346,456.7     29,118,282
Non-Qualified VII                            18.910      24.039              27.12%             7,196,142.1    172,985,648
Non-Qualified VIII                           16.509      17.358               5.14%  (4)          941,812.3     16,347,812
Non-Qualified IX                             16.714      21.228              27.01%                28,229.7        599,257
Non-Qualified X                              16.745      21.320              27.32%                45,970.7        980,091
Non-Qualified XIII                            7.245       9.576              32.17%  (9)           63,712.4        610,124
Non-Qualified XIV                             8.027       9.563              19.14%  (8)           39,601.7        378,723
Non-Qualified XV                              8.519       9.557              12.18%  (10)           7,974.3         76,209
Annuity contracts in payment period                                                                              3,724,747
-----------------------------------------------------------------------------------------------------------------------------
Lexington Emerging Markets Fund:
Non-Qualified VII                             8.572       6.068             (29.21%)              247,857.1      1,509,423
-----------------------------------------------------------------------------------------------------------------------------
Lexington Natural Resources Trust Fund:
Non-Qualified V                              13.896      11.030             (20.62%)               89,735.0        989,787
Non-Qualified V (0.75)                       14.025      11.189             (20.22%)               92,175.0      1,031,313
Non-Qualified VII                            13.794      10.932             (20.75%)              174,370.9      1,906,192
Non-Qualified IX                             13.870      10.982             (20.82%)                  752.5          8,264
Non-Qualified X                              13.896      11.030             (20.62%)                1,753.1         19,337
-----------------------------------------------------------------------------------------------------------------------------
MFS Funds:
Total Return Series:
Non-Qualified VII                            13.030      14.432              10.76%             2,203,926.5     31,807,542
Non-Qualified VIII                           14.096      14.491               2.80%  (4)          400,395.8      5,802,076
Non-Qualified XIII                            9.712      10.171               4.73%  (10)          11,625.0        118,235
Non-Qualified XIV                             9.772      10.157               3.94%  (10)          12,838.2        130,398
Non-Qualified XV                              9.737      10.150               4.24%  (10)          27,534.1        279,477
-----------------------------------------------------------------------------------------------------------------------------
Worldwide Government Series:
Non-Qualified VII                            10.207      10.860               6.40%               156,298.4      1,697,332
Non-Qualified VIII                           10.312      10.904               5.74%  (4)           29,054.9        316,806
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Funds:
Aggressive Growth Fund:
Non-Qualified VII                            12.204      13.520              10.78%               659,693.3      8,919,034
Non-Qualified VIII                           14.076      13.556              (3.69%) (4)          211,732.4      2,870,164
Non-Qualified XIII                            7.289       9.362              28.44%  (9)              730.2          6,837
Non-Qualified XIV                             6.300       9.350              48.41%  (9)           12,608.6        117,886
Non-Qualified XV                              8.309       9.343              12.44%  (11)             406.9          3,802
-----------------------------------------------------------------------------------------------------------------------------
Global Securities Fund:
Non-Qualified V                              10.027      10.018              (0.09%) (4)            3,998.3         40,057
Non-Qualified V (0.75)                       10.004      10.053               0.49%  (6)            9,360.1         94,099
Non-Qualified VII                            11.539      12.982              12.51%               465,279.3      6,040,369
Non-Qualified VIII                           13.007      13.016               0.07%  (4)          113,574.5      1,478,339
Non-Qualified IX                              9.378      10.001               6.64%  (11)              23.7            237
-----------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

------------------------------------------------------------------------------------------------------------------------------
                                                   Value
                                                  Per Unit             Increase (Decrease)           Units
                                                  --------                 in Value of            Outstanding      Reserves
                                             Beginning     End of         Accumulation              at End          at End
                                              of Year       Year              Unit                  of Year         of Year
------------------------------------------------------------------------------------------------------------------------------
Growth & Income Fund:
Non-Qualified VII                         $  12.785   $  13.199                3.24%               2,014,343.2   $26,587,287
Non-Qualified VIII                           14.890      13.234              (11.12%) (4)            602,061.1     7,967,561
Non-Qualified XIII                            6.913       9.080               31.35%  (9)             27,241.3       247,342
Non-Qualified XIV                             6.647       9.067               36.41%  (9)             41,656.3       377,715
Non-Qualified XV                              8.449       9.061                7.24%  (10)             1,468.2        13,304
------------------------------------------------------------------------------------------------------------------------------
Strategic Bond Fund:
Non-Qualified V                               9.952       9.895               (0.57%) (4)              3,006.1        29,745
Non-Qualified V (0.75)                       10.098       9.929               (1.67%) (6)                625.2         6,208
Non-Qualified VII                            10.764      10.921                1.46%                 890,900.1     9,729,448
Non-Qualified VIII                           11.084      10.950               (1.21%) (4)            254,861.2     2,790,663
Non-Qualified IX                              9.889       9.878               (0.11%) (11)                67.2           664
Non-Qualified XIII                            9.550       9.823                2.86%  (10)            21,480.1       211,003
Non-Qualified XIV                             9.566       9.810                2.55%  (9)             13,169.1       129,188
Non-Qualified XV                              9.768       9.803                0.36%  (11)                10.2           100
Annuity contracts in payment period                                                                                  201,581
------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners, Inc. (PPI):
PPI MFS Emerging Equities Portfolio:
Non-Qualified V                              15.219      19.489               28.06%                 695,812.6    13,560,945
Non-Qualified V (0.75)                       15.361      19.769               28.70%                 562,096.7    11,112,279
Non-Qualified VII                            14.707      18.803               27.85%               5,270,772.3    99,108,417
Non-Qualified VIII                           12.011      12.761                6.24%  (4)            509,943.9     6,507,181
Non-Qualified IX                             15.192      19.405               27.73%                  13,060.2       253,436
Non-Qualified X                              15.219      19.489               28.06%                  11,330.3       220,821
Non-Qualified XIII                            7.999      10.371               29.65%  (9)             11,390.8       118,131
Non-Qualified XIV                             6.702      10.357               54.54%  (9)             13,509.1       139,910
Non-Qualified XV                              8.599      10.350               20.36%  (10)            12,479.0       129,154
Annuity contracts in payment period                                                                                  922,555
------------------------------------------------------------------------------------------------------------------------------
PPI MFS Research Growth Portfolio:
Non-Qualified V                              12.744      15.481               21.48%                 605,270.9     9,370,125
Non-Qualified V (0.75)                       12.863      15.703               22.08%                 428,785.0     6,733,360
Non-Qualified VI                             10.761      13.080               21.55%                   8,187.8       107,093
Non-Qualified VII                            12.641      15.331               21.28%               4,136,850.6    63,421,168
Non-Qualified VIII                           10.102      10.532                4.26%  (4)            554,094.8     5,835,838
Non-Qualified IX                             12.721      15.414               21.17%                  21,363.0       329,290
Non-Qualified X                              12.744      15.481               21.48%                 148,963.1     2,306,080
Non-Qualified XI                             11.698      13.080               11.81%  (10)             2,353.6        30,784
Non-Qualified XIII                            8.805      10.113               14.86%  (10)             4,603.7        46,556
Non-Qualified XIV                             9.089      10.099               11.11%  (10)            36,362.5       367,223
Non-Qualified XV                              8.886      10.092               13.57%  (10)             6,259.4        63,170
------------------------------------------------------------------------------------------------------------------------------
PPI MFS Value Equity Portfolio:
Non-Qualified V                              21.343      26.713               25.16%                 303,746.3     8,114,121
Non-Qualified V (0.75)                       21.541      27.097               25.79%                 167,064.5     4,526,964
Non-Qualified VII                            10.152      12.686               24.96%                 881,252.1    11,179,905
Non-Qualified VIII                           12.147      12.708                4.62%  (4)            214,289.8     2,723,123
Non-Qualified IX                             21.304      26.598               24.85%                   1,925.9        51,224
Non-Qualified X                              21.343      26.713               25.16%                   9,947.4       265,731
Non-Qualified XIII                            9.507      10.193                7.22%  (10)            10,086.1       102,811
Non-Qualified XIV                             9.302      10.180                9.44%  (10)             9,561.3        97,330
Non-Qualified XV                              9.421      10.173                7.98%  (11)               161.2         1,640
Annuity contracts in payment period                                                                                  903,680
------------------------------------------------------------------------------------------------------------------------------
PPI Scudder International Growth Portfolio:
Non-Qualified V                              17.903      21.057               17.62%                 360,392.4     7,588,700
Non-Qualified V (0.75)                       18.070      21.359               18.20%                 257,953.3     5,509,651
Non-Qualified VII                             9.912      11.640               17.43%                 199,291.3     2,319,696
Non-Qualified VIII                           11.775      11.659               (0.99%) (4)            107,008.6     1,247,585
Non-Qualified IX                             17.870      20.966               17.33%                   5,411.2       113,451
Non-Qualified X                              17.903      21.057               17.62%                   5,244.9       110,442
Non-Qualified XIII                            8.553       9.248                8.13%  (10)            46,182.0       427,101
Non-Qualified XIV                             8.395       9.236               10.02%  (9)             25,859.7       238,833


Variable Annuity Account B

-------------------------------------------------------------------------------------------------------------------------
                                                     Value
                                                   Per Unit          Increase (Decrease)       Units
                                                   --------              in Value of        Outstanding      Reserves
                                             Beginning     End of        Accumulation          at End         at End
                                              of Year       Year             Unit             of Year         of Year
-------------------------------------------------------------------------------------------------------------------------
PPI Scudder International Growth Portfolio (continued):
Non-Qualified XV                             $  8.841    $  9.229           4.39%  (10)          2,367.5   $     21,851
Annuity contracts in payment period                                                                              18,946
-------------------------------------------------------------------------------------------------------------------------
PPI T. Rowe Price Growth Equity Portfolio:
Non-Qualified V                                14.400      18.146          26.01%              287,914.4      5,224,616
Non-Qualified V (0.75)                         14.534      18.407          26.65%              335,509.9      6,175,728
Non-Qualified VII                              18.343      23.078          25.81%            4,440,082.5    102,469,170
Non-Qualified VIII                             15.327      16.682           8.84%  (4)         272,321.4      4,542,742
Non-Qualified IX                               14.374      18.068          25.70%               16,259.0        293,769
Non-Qualified X                                14.400      18.146          26.01%                4,729.8         85,829
Annuity contracts in payment period                                                                              56,523
-------------------------------------------------------------------------------------------------------------------------


Non-Qualified 1964        Individual contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V           Group Aetna Plus contracts issued in connection with Deferred
                          Compensation Plans issued since August 28, 1992.

Non-Qualified VI          Certain existing contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII         Certain individual and group contracts issued as non-qualified deferred annuity contracts or Individual Retirement Annuity contracts issued since
                          May 4, 1994.

Non-Qualified VIII        Certain individual Retirement Annuity contracts issued since May 1, 1998.

Non-Qualified IX          Group Aetna Plus contracts issued in connection with Deferred
                          Compensation Plans having contract modifications effective April 7, 1997.

Non-Qualified X           Group Aetna Plus contracts issued in connection with Deferred
                          Compensation Plans having contract modifications effective May 29, 1997.

Non-Qualified XI          Certain contracts previously valued under Non-Qualified VI having contract modifications effective May 29, 1997.

Non-Qualified XIII        Certain individual Retirement Annuity contracts issued since October 1, 1998.

Non-Qualified XIV         Certain individual Retirement Annuity contracts issued since September 1, 1998.

Non-Qualified XV          Certain individual Retirement Annuity contracts issued since September 1, 1998.

Notes to Condensed Financial Information:


 (1) - Reflects less than a full year of performance activity. Funds were first received in this option during January 1998.

 (2) - Reflects less than a full year of performance activity. Funds were first received in this option during February 1998.

 (3) - Reflects less than a full year of performance activity. Funds were first received in this option during March 1998.

 (4) - Reflects less than a full year of performance activity. Funds were first received in this option during May 1998.

 (5) - Reflects less than a full year of performance activity. Funds were first received in this option during June 1998.

 (6) - Reflects less than a full year of performance activity. Funds were first received in this option during July 1998.

 (7) - Reflects less than a full year of performance activity. Funds were first received in this option during August 1998.

 (8) - Reflects less than a full year of performance activity. Funds were first received in this option during September 1998.

 (9) - Reflects less than a full year of performance activity. Funds were first received in this option during October 1998.

(10) - Reflects less than a full year of performance activity. Funds were first received in this option during November 1998.

(11) - Reflects less than a full year of performance activity. Funds were first received in this option during December 1998.

See Notes to Financial Statements

Variable Annuity Account B

Notes to Financial Statements - December 31, 1998

1. Summary of Significant Accounting Policies

   Variable Annuity Account B (the "Account") is a separate account established by Aetna Life Insurance and Annuity Company (the "Company") registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with variable annuity contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Account.

   a. Valuation of Investments

   Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on December 31, 1998:

      Aetna Ascent VP                                          Fidelity Investments Variable Insurance
      Aetna Balanced VP                                        Products Fund II:
      Aetna Bond VP                                            o Asset Manager Portfolio
      Aetna Crossroads VP                                      o Contrafund Portfolio
      Aetna GET Fund, Series B                                 o Index 500 Portfolio
      Aetna GET Fund, Series C                                 o Investment Grade Bond Portfolio
      Aetna GET Fund, Series D                                 Insurance Management Series:
      Aetna Growth and Income VP                               o American Leaders Fund II
      Aetna Growth VP                                          o Equity Income Fund II
      Aetna High Yield VP                                      o Growth Strategies Fund II
      Aetna Index Plus Large Cap VP                            o High Income Bond Fund II
      Aetna Index Plus Mid Cap VP                              o International Equity Fund II
      Aetna Index Plus Small Cap VP                            o Prime Money Fund II
      Aetna International VP                                   o U.S. Government Securities Fund II
      Aetna Legacy VP                                          o Utility Fund II
      Aetna Money Market VP                                    Janus Aspen Series:
      Aetna Real Estate Securities VP                          o Aggressive Growth Portfolio
      Aetna Small Company VP                                   o Balanced Portfolio
      Aetna Value Opportunity VP                               o Flexible Income Portfolio
      AIM V.I. Funds:                                          o Growth Portfolio
      o Capital Appreciation Fund                              o Worldwide Growth Portfolio
      o Growth and Income Fund                                 Lexington Emerging Markets Fund
      o Growth Fund                                            Lexington Natural Resources Trust Fund
      o Value Fund                                             MFS Funds:
      Alger American Funds:                                    o Total Return Series
      o Balanced Portfolio                                     o Worldwide Government Series
      o Income & Growth Portfolio                              Oppenheimer Funds:
      o Leveraged AllCap Portfolio                             o Aggressive Growth Fund
      American Century Investments:                            o Global Securities Fund
      o Balanced Fund                                          o Growth & Income Fund
      o International Fund                                     o Strategic Bond Fund
      Calvert Social Balanced Portfolio                        Portfolio Partners, Inc. (PPI):
      Fidelity Investments Variable Insurance                  o PPI MFS Emerging Equities Portfolio
      Products Fund:                                           o PPI MFS Research Growth Portfolio
      o Equity-Income Portfolio                                o PPI MFS Value Equity Portfolio
      o Growth Portfolio                                       o PPI Scudder International Growth Portfolio
      o High Income Portfolio                                  o PPI T. Rowe Price Growth Equity Portfolio
      o Overseas Portfolio

Variable Annuity Account B

   b. Other

   Investment transactions are accounted for on a trade date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

   c. Federal Income Taxes

   The operations of the Account form a part of, and are taxed with, the total operations of the Company which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

   d. Annuity Reserves

   Annuity reserves held in the Separate Accounts are computed for currently payable contracts according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 83a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.


2. Valuation Period Deductions

   Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.


3. Dividend Income

   On an annual basis, the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of each Fund's undistributed net investment income (distributions in excess of net investment income) and accumulated net realized gain (loss) on investments is included in net unrealized gain (loss) in the Statements of Operations and Changes in Net Assets.


4. Purchases and Sales of Investments

   The cost of purchases and proceeds from sales of investments other than short-term investments for the years ended December 31, 1998 and December 31, 1997 aggregated $2,351,952,353 and $1,555,519,398; $1,874,026,188 and
   $1,004,789,371, respectively.

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net
   Assets


---------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                Valuation         Proceeds          Cost of            Net
                                                                 Period             from          Investments       Realized
                                              Dividends        Deductions           Sales            Sold          Gain (Loss)
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Ascent VP: (1)                       $1,192,999         ($314,522)       $6,202,187       $5,330,213         $871,974
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Balanced VP: (2)                     31,081,246        (2,098,681)       22,863,897       18,450,097        4,413,800
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Bond VP: (3)                          5,276,463          (891,202)       45,551,245       43,538,269        2,012,976
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Crossroads VP: (4)                    1,150,096          (357,408)        3,956,923        3,518,415          438,508
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Get Fund, Series B:                   5,018,284          (317,102)        5,046,075        3,579,372        1,466,703
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Get Fund, Series C:                   1,099,683          (125,657)        4,593,631        3,264,351        1,329,280
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Get Fund, Series D:                     375,948           (91,506)            9,290            9,230               60
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Growth and Income VP: (5)           194,648,930       (11,627,716)      149,305,243      120,221,169       29,084,074
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Growth VP: (6)                           57,222          (185,058)       12,683,460       13,031,327         (347,867)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna High Yield VP: (7)                       22,406              (865)           33,710           33,668               42
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Index Plus Large Cap VP: (8)          3,829,668          (635,743)       17,517,599       14,396,635        3,120,964
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Index Plus Mid Cap VP: (9)               18,437            (1,287)           73,979           81,147           (7,168)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Index Plus Small Cap VP: (10)            38,562            (2,372)          124,787          157,822          (33,035)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Aetna International VP: (11)                   78,439            (5,821)        5,370,639        5,420,699          (50,060)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Legacy VP: (12)                       1,516,017          (403,303)        5,625,929        5,116,001          509,928
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Money Market VP: (13)                 6,326,910        (1,717,493)      386,526,442      385,568,048          958,394
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Real Estate Securities VP: (14)          49,524            (4,403)          197,598          223,098          (25,500)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Small Company VP: (15)                  162,321          (180,527)       17,373,472       19,128,504       (1,755,032)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Aetna Value Opportunity VP: (16)              205,253          (172,485)        6,514,348        6,609,710          (95,362)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
          Net Unrealized                                        Net
            Gain (Loss)                     Net          Increase (Decrease)               Net Assets
            -----------                  Change in          In Net Assets                  ----------
   Beginning             End            Unrealized            from Unit           Beginning           End
    of Year            of Year          Gain (Loss)         Transactions           of Year          of Year
-----------------------------------------------------------------------------------------------------------------

    $1,034,430         ($204,552)       ($1,238,982)          $3,942,985
                                                                                $ 20,443,736     $ 24,898,190
-----------------------------------------------------------------------------------------------------------------
    21,131,758        13,657,518         (7,474,240)           6,148,805
                                                                                 150,761,384      176,154,146
                                                                                  12,080,737       18,758,905
-----------------------------------------------------------------------------------------------------------------
       781,718          (271,440)        (1,053,158)          12,050,394
                                                                                  69,236,488       85,100,187
                                                                                   3,681,984        5,213,758
-----------------------------------------------------------------------------------------------------------------
       704,161           455,992           (248,169)           8,303,550
                                                                                  20,250,904       28,289,880
                                                                                      69,721        1,317,322
-----------------------------------------------------------------------------------------------------------------
     6,194,743         3,285,620         (2,909,123)          (4,718,918)
                                                                                  20,859,924       19,399,768
-----------------------------------------------------------------------------------------------------------------
     2,144,550         2,432,614            288,064           (4,244,458)
                                                                                  10,929,107        9,276,019
-----------------------------------------------------------------------------------------------------------------
            0           (64,824)            (64,824)          89,687,448
                                                                                           0       89,907,126
-----------------------------------------------------------------------------------------------------------------
    67,675,837       (14,386,593)       (82,062,430)         (42,142,027)
                                                                                 892,006,381      955,586,320
                                                                                 130,876,769      155,197,661
-----------------------------------------------------------------------------------------------------------------
      (945,071)        4,054,739          4,999,810           21,924,027
                                                                                   3,210,344       28,467,187
                                                                                       8,566        1,199,857
-----------------------------------------------------------------------------------------------------------------
             0           (38,627)           (38,627)             247,430
                                                                                           0          230,386
-----------------------------------------------------------------------------------------------------------------
     1,342,384         9,544,413          8,202,029           44,321,436
                                                                                  28,074,705       85,248,495
                                                                                     165,083        1,829,647
-----------------------------------------------------------------------------------------------------------------
             0            25,068             25,068              340,695
                                                                                           0          375,745
-----------------------------------------------------------------------------------------------------------------
             0             8,264              8,264              958,381
                                                                                           0          969,800
-----------------------------------------------------------------------------------------------------------------
             0            (4,447)            (4,447)           1,512,822
                                                                                           0        1,528,847
                                                                                           0            2,086
-----------------------------------------------------------------------------------------------------------------
       556,022           230,393           (325,629)          13,863,127
                                                                                  18,710,015       32,331,905
                                                                                   1,284,593        2,822,843
-----------------------------------------------------------------------------------------------------------------
     1,429,868         1,434,703              4,835           19,490,597
                                                                                 124,939,137      149,772,871
                                                                                           0          229,509
-----------------------------------------------------------------------------------------------------------------
             0           (78,505)           (78,505)           1,040,421
                                                                                           0          965,259
                                                                                           0           16,278
-----------------------------------------------------------------------------------------------------------------
      (299,676)        1,188,423          1,488,099           12,670,750
                                                                                   6,059,783       18,295,242
                                                                                      47,346          197,498
-----------------------------------------------------------------------------------------------------------------
      (545,082)        1,733,031          2,278,113           12,561,099
                                                                                   3,912,594       18,689,212
-----------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information of Statements of Operations and Changes in Net Assets (continued):


------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                            Valuation       Proceeds        Cost of          Net
                                                                              Period          from        Investments     Realized
                                                               Dividends    Deductions        Sales          Sold        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Funds:
   Capital Appreciation Fund:                                      $4,806         ($202)       $14,985        $12,643        $2,342
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Growth and Income Fund:                                          2,713          (267)        23,669         19,935         3,734
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Growth Fund:                                                     9,742          (211)        23,394         19,680         3,714
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Value Fund:                                                     25,024          (535)        56,171         51,027         5,144
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American Funds:
   Balanced Portfolio:                                            486,973       (82,216)     1,110,574        897,864       212,710
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Income & Growth Portfolio:                                   1,467,662      (206,029)     3,272,978      2,151,013     1,121,965
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Leveraged AllCap Portfolio:                                    631,832      (203,365)     4,222,156      3,043,959     1,178,197
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   American Century Investments:
   Balanced Fund:                                                 593,854       (65,789)       611,313        550,274        61,039
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   International Fund:                                            390,912       (86,065)     1,137,750        894,619       243,131
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Calvert Social Balanced Portfolio:                             142,097       (14,682)       869,863        750,607       119,256
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                     8,906,937    (2,144,267)    25,370,915     20,727,569     4,643,346
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                           11,278,163    (1,400,091)    22,592,809     17,208,859     5,383,950
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   High Income Portfolio:                                       4,692,207      (673,883)    14,109,054     14,587,749      (478,695)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   Overseas Portfolio:                                          1,031,834      (210,954)    48,431,460     47,643,577       787,883
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund II:
   Asset Manager Portfolio:                                     1,595,388      (233,627)     3,024,858      2,760,267       264,591
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                        6,614,609    (1,728,721)    42,738,053     30,874,729    11,863,324
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                         3,204,277    (1,496,826)    30,685,587     22,118,189     8,567,398
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                               342,576       (87,927)     1,725,694      1,635,019        90,675
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
         Net Unrealized                                     Net
          Gain (Loss)                   Net          Increase (Decrease)               Net Assets
          -----------                Change in          in Net Assets                  ----------
  Beginning           End            Unrealized           from Unit           Beginning           End
   of Year          of Year         Gain (Loss)         Transactions           of Year          of Year
-------------------------------------------------------------------------------------------------------------

          $0          $19,720           $19,720             $272,126
                                                                                      $0         $298,792
-------------------------------------------------------------------------------------------------------------
           0           17,765            17,765              197,613
                                                                                       0          221,558
-------------------------------------------------------------------------------------------------------------
           0           12,342            12,342              271,273
                                                                                       0          296,860
-------------------------------------------------------------------------------------------------------------
           0           22,553            22,553              651,784
                                                                                       0          703,970
-------------------------------------------------------------------------------------------------------------

     691,602        1,582,996           891,394             (979,394)
                                                                               5,656,151        6,185,618
-------------------------------------------------------------------------------------------------------------
   2,709,055        4,215,812         1,506,757           (2,575,078)
                                                                              14,148,460       15,463,737
-------------------------------------------------------------------------------------------------------------
   1,540,243        6,533,437         4,993,194           (3,907,972)
                                                                              14,280,009       16,971,895
-------------------------------------------------------------------------------------------------------------

     462,379          487,853            25,474             (525,510)
                                                                               4,643,230        4,732,298
-------------------------------------------------------------------------------------------------------------
     361,821          743,148           381,327             (991,033)
                                                                               5,852,955        5,791,227
-------------------------------------------------------------------------------------------------------------
      59,286           14,930           (44,356)             784,430
                                                                                 971,337        1,958,082
-------------------------------------------------------------------------------------------------------------

  19,807,673       22,859,546         3,051,873           22,941,092
                                                                             138,709,740      176,108,721
-------------------------------------------------------------------------------------------------------------
  14,584,513       33,940,400        19,355,887           23,497,310
                                                                              80,401,549      138,516,768
-------------------------------------------------------------------------------------------------------------
   2,722,687       (4,425,686)       (7,148,373)          18,153,824
                                                                              35,217,837       49,328,098
                                                                                  68,542          503,361
-------------------------------------------------------------------------------------------------------------
     460,930          669,980           209,050            3,064,387
                                                                              13,004,643       17,886,843
-------------------------------------------------------------------------------------------------------------

   1,137,702        1,633,427           495,725            6,549,586
                                                                              11,743,075       20,414,738
-------------------------------------------------------------------------------------------------------------
  18,201,832       35,201,475        16,999,643           21,398,116
                                                                             107,827,442      162,974,413
-------------------------------------------------------------------------------------------------------------
  10,882,841       25,538,020        14,655,179           39,819,038
                                                                              76,986,772      141,735,838
-------------------------------------------------------------------------------------------------------------
     387,160          478,048            90,888           (1,318,753)
                                                                               6,578,182        5,695,641
-------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                               Valuation       Proceeds       Cost of          Net
                                                                Period           from       Investments     Realized
                                               Dividends      Deductions         Sales          Sold       Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

   Insurance Management Series:
   American Leaders Fund II:                  $7,998,351      ($1,792,801)    $11,978,535    $7,178,957    $4,799,578
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Equity Income Fund II:                        129,452         (351,981)      2,362,630     1,928,603       434,027
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                  1,440,579         (346,704)      2,791,762     2,071,376       720,386
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   High Income Bond Fund II:                   1,568,969         (734,892)      9,316,278     8,463,432       852,846
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   International Equity Fund II:                  19,289         (235,997)      1,956,908     1,482,907       474,001
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Prime Money Fund II:                          373,803         (110,555)      7,641,997     7,641,997             0
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Fund II:           228,386         (196,668)      3,851,945     3,576,274       275,671
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Utility Fund II:                            1,743,305         (392,083)      2,677,845     1,942,231       735,614
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series:
   Aggressive Growth Portfolio:                        0         (548,576)    107,425,514    96,362,874    11,062,640
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Balanced Portfolio:                         2,261,301         (641,284)      6,017,873     4,527,218     1,490,655
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Flexible Income Portfolio:                  1,033,461         (191,305)      3,727,543     3,410,925       316,618
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                           3,293,173         (683,049)     26,018,237    18,985,226     7,033,011
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio:                 8,111,689       (2,748,458)     78,479,604    56,933,615    21,545,989
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Lexington Emerging Markets Fund:              161,811          (28,458)        724,351     1,074,950      (350,599)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Lexington Natural Resources Trust Fund:       340,539          (62,444)      2,112,416     2,109,389         3,027
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   MFS Funds:
   Total Return Series:                          778,001         (405,501)      3,009,737     2,396,400       613,337
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Worldwide Government Series:                   17,379          (22,917)        739,420       740,555        (1,135)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Funds:
   Aggressive Growth Fund:                       152,035         (112,671)     86,439,393    86,664,887      (225,494)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Global Securities Fund:                       387,530          (69,872)     10,919,054    11,293,037      (373,983)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Growth & Income Fund:                       1,054,695         (356,726)      4,266,733     4,140,441       126,292
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
         Net Unrealized                                      Net
           Gain (Loss)                   Net          Increase (Decrease)             Net Assets
           -----------                Change in          in Net Assets                ----------
   Beginning            End           Unrealized           from Unit           Beginning           End
    of Year           of Year        Gain (Loss)         Transactions           of Year          of Year
-------------------------------------------------------------------------------------------------------------

  $30,111,589       $37,231,660       $7,120,071            ($524,859)
                                                                              $16,800,911     $134,398,144
                                                                                   48,751           51,858
-------------------------------------------------------------------------------------------------------------
      911,406         3,973,133        3,061,727            5,452,240
                                                                               19,938,571       28,656,460
                                                                                        0            7,576
-------------------------------------------------------------------------------------------------------------
    3,558,451         5,244,563        1,686,112            1,241,036
                                                                               22,709,106       27,450,515
-------------------------------------------------------------------------------------------------------------
    3,763,082         2,714,767       (1,048,315)          (3,963,730)
                                                                               53,212,853       49,887,731
-------------------------------------------------------------------------------------------------------------
      938,501         3,819,534        2,881,033              437,110
                                                                               13,946,028       17,521,464
-------------------------------------------------------------------------------------------------------------
            0             2,223            2,223              271,362
                                                                                7,530,487        8,067,320
-------------------------------------------------------------------------------------------------------------
      513,199         1,013,377          500,178            2,050,473
                                                                               13,196,784       16,054,824
-------------------------------------------------------------------------------------------------------------
    5,801,015         7,053,257        1,252,242              695,668
                                                                               26,302,858       30,329,937
                                                                                        0            7,667
-------------------------------------------------------------------------------------------------------------
    4,594,517         8,106,849        3,512,332            4,958,453
                                                                               38,383,925       57,368,774
-------------------------------------------------------------------------------------------------------------
    3,462,858        15,241,071       11,778,213           26,193,826
                                                                               31,145,778       72,228,489
-------------------------------------------------------------------------------------------------------------
      367,565           255,193         (112,372)           9,052,449
                                                                               10,534,588       20,633,439
-------------------------------------------------------------------------------------------------------------
    5,764,208        12,281,148        6,516,940           12,764,560
                                                                               40,072,928       68,058,273
                                                                                  645,899        1,585,189
-------------------------------------------------------------------------------------------------------------
   18,210,266        37,241,442       19,031,176           39,032,925
                                                                              160,658,096      243,902,115
                                                                                1,995,445        3,724,747
-------------------------------------------------------------------------------------------------------------
     (709,548)       (1,196,659)        (487,111)            (619,636)
                                                                                2,833,416        1,509,423
 ------------------------------------------------------------------------------------------------------------
     177,872        (1,266,269)      (1,444,141)          (1,812,452)
                                                                                6,930,364        3,954,893
-------------------------------------------------------------------------------------------------------------
    1,975,149         3,834,735        1,859,586           16,318,427
                                                                               18,973,878       38,137,728
-------------------------------------------------------------------------------------------------------------
       (5,937)          102,292          108,229              588,288
                                                                                1,324,295        2,014,138
-------------------------------------------------------------------------------------------------------------
      133,786         1,243,228        1,109,442            7,306,211
                                                                                3,688,200       11,917,723
-------------------------------------------------------------------------------------------------------------
         (846)          786,005          786,851            4,241,638
                                                                                2,680,937        7,653,101
-------------------------------------------------------------------------------------------------------------
      465,927          (435,824)        (901,751)          22,581,792
                                                                               12,688,907       35,193,209
-------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

-----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                  Valuation          Proceeds          Cost of             Net
                                                                    Period             from          Investments         Realized
                                                Dividends         Deductions          Sales             Sold            Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

   Strategic Bond Fund:                            $150,955         ($113,793)        $1,981,154        $2,006,416        ($25,262)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   Portfolio Partners, Inc. (PPI):
   PPI MFS Emerging Equities Portfolio:             321,152        (1,493,640)        87,290,554        78,385,480       8,905,074
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   PPI MFS Research Growth Portfolio:                18,247        (1,021,049)        37,548,653        34,203,994       3,344,659
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------------------
   PPI MFS Value Equity Portfolio:                   34,159          (276,002)        13,051,497        11,621,475       1,430,022
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   PPI Scudder International Growth Portfolio:       29,626          (167,735)       136,940,032       134,230,073       2,709,959
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   PPI T. Rowe Price Growth Equity Portfolio:       576,750        (1,411,791)        16,657,996        15,110,779       1,547,217
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------------------
   Total Variable Annuity Account B            $325,794,651      ($42,285,760)    $1,555,519,398    $1,412,108,865    $143,410,533
===================================================================================================================================


(1) - Effective May 1, 1998, Aetna Ascent Variable Portfolio's name changed to Aetna Ascent VP.

(2) - Effective May 1, 1998, Aetna Investment Advisors Fund's name changed to Aetna Balanced VP.

(3) - Effective May 1, 1998, Aetna Income Shares' name changed to Aetna Bond VP.

(4) - Effective May 1, 1998, Aetna Crossroads Variable Portfolio's name changed to Aetna Crossroads VP.

(5) - Effective May 1, 1998, Aetna Variable Fund's name changed to Aetna Growth and Income VP.

(6) - Effective May 1, 1998, Aetna Variable Growth Portfolio's name changed to Aetna Growth VP.

(7) - Effective May 1, 1998, Aetna High Yield Portfolio's name changed to Aetna High Yield VP.

(8) - Effective May 1, 1998, Aetna Variable Index Plus Portfolio's name changed to Aetna Index Plus Large Cap VP.

(9) - Effective May 1, 1998, Aetna Index Plus Mid Cap Portfolio's name changed to Aetna Index Plus Mid Cap VP.

(10) -Effective May 1, 1998, Aetna Index Plus Small Cap Portfolio's name changed to Aetna Index Plus Small Cap VP.

(11) -Effective May 1, 1998, Aetna International Portfolio's name changed to Aetna International VP.

(12) -Effective May 1, 1998, Aetna Legacy Variable Portfolio's name changed to Aetna Legacy VP.

(13) -Effective May 1, 1998, Aetna Variable Encore Fund's name changed to Aetna Money Market VP.

(14) -Effective May 1, 1998, Aetna Real Estate Securities Portfolio's name changed to Aetna Real Estate Securities VP.

(15) -Effective May 1, 1998, Aetna Variable Small Company Portfolio's name changed to Aetna Small Company VP.

(16) -Effective May 1, 1998, Aetna Variable Capital Appreciation Portfolio's name changed to Aetna Value Opportunity VP.

----------------------------------------------------------------------------------------------------------------
          Net Unrealized                                    Net
           Gain (Loss)                   Net         Increase (Decrease)                  Net Assets
           -----------                Change in         in Net Assets                     ----------
   Beginning            End           Unrealized          from Unit            Beginning              End
    of Year           of Year        Gain (Loss)        Transactions            of Year             of Year
----------------------------------------------------------------------------------------------------------------

     ($21,173)          $47,663          $68,836          $9,925,163
                                                                                $3,092,701         $12,897,019
                                                                                         0             201,581
----------------------------------------------------------------------------------------------------------------
     (753,832)       19,423,983       20,177,815           8,869,734
                                                                                94,796,247         131,150,274
                                                                                   496,447             922,555
----------------------------------------------------------------------------------------------------------------
   (1,162,926)       11,016,482       12,179,408           8,222,292
                                                                                65,867,130          88,610,687
----------------------------------------------------------------------------------------------------------------
      220,662         3,770,053        3,549,391           7,801,278
                                                                                15,049,606          27,062,849
                                                                                   378,075             903,680
----------------------------------------------------------------------------------------------------------------
      195,427           863,502          668,075           1,706,168
                                                                                12,650,163          17,577,310
                                                                                         0              18,946
----------------------------------------------------------------------------------------------------------------
    1,797,922        24,891,619       23,093,697           4,872,245
                                                                                90,170,258         118,791,854
                                                                                         0              56,523
----------------------------------------------------------------------------------------------------------------
  $255,524,506     $349,806,583      $94,282,077        $512,924,064        $2,922,442,857      $3,956,568,422
================================================================================================================

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                               Valuation       Proceeds        Cost of          Net
                                                                Period           from        Investments     Realized
                                              Dividends       Deductions         Sales          Sold        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

   Aetna Variable Fund:                     $206,171,606      ($9,508,053)    $64,103,032    $51,274,099   $12,828,933
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Aetna Income Shares:                        4,333,850         (737,718)     12,717,950     11,951,670       766,280
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Encore Fund:                 4,149,350       (1,373,114)    187,177,845    187,281,193      (103,348)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Aetna Investment Advisers Fund, Inc.:      20,983,218       (1,660,805)     12,262,658      9,696,803     2,565,855
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Aetna GET Fund, Series B:                   3,422,687         (286,592)      1,109,194        713,521       395,673
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Aetna GET Fund, Series C:                     169,021         (119,214)        963,591        833,090       130,501
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Aetna Ascent Variable Portfolio:            1,293,085         (171,542)      2,422,808      2,093,544       329,264
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Aetna Crossroads Variable Portfolio:        1,366,067         (170,121)      1,119,794        921,119       198,675
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Aetna Legacy Variable Portfolio:            1,122,530         (176,596)      1,280,095      1,125,823       154,272
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Portfolio, Inc.:
   Capital Appreciation Portfolio:               621,617          (11,486)        125,792        110,176        15,616
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                             848,691           (9,678)        592,546        560,620        31,926
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Index Plus Portfolio:                       1,110,445         (154,416)      2,229,246      1,790,247       438,999
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Small Company Portfolio:                      366,132          (19,387)        261,692        230,152        31,540
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Alger American Funds:
   Balanced Portfolio:                           142,299          (73,798)      1,098,365      1,473,706      (375,341)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
          Net Unrealized                                   Net
           Gain (Loss)                   Net         Increase (Decrease)                Net Assets
           -----------                 Change in         In Net Assets                  -----------
    Beginning            End          Unrealized          from Unit           Beginning            End
     of Year           of Year       Gain (Loss)        Transactions           of Year           of Year
--------------------------------------------------------------------------------------------------------------

   $59,979,314      $67,675,837      $7,696,523          $71,233,894
                                                                            $644,728,031      $892,006,381
                                                                              89,732,216       130,876,769
--------------------------------------------------------------------------------------------------------------
       379,633          781,718         402,085           (1,964,060)
                                                                              66,534,546        69,236,488
                                                                               3,583,489         3,681,984
--------------------------------------------------------------------------------------------------------------
      (540,607)       1,429,868       1,970,475           13,513,776
                                                                             106,781,998       124,939,137
--------------------------------------------------------------------------------------------------------------
    15,114,435       21,131,758       6,017,323            7,591,834
                                                                             119,402,212       150,761,384
                                                                               7,942,484        12,080,737
--------------------------------------------------------------------------------------------------------------
     4,487,610        6,194,743       1,707,133             (712,316)
                                                                              16,333,339        20,859,924
--------------------------------------------------------------------------------------------------------------
       144,834        2,144,550       1,999,716             (532,193)
                                                                               9,281,276        10,929,107
--------------------------------------------------------------------------------------------------------------
       276,453        1,034,430         757,977           12,596,284
                                                                               5,638,668        20,443,736
--------------------------------------------------------------------------------------------------------------
       151,493          704,161         552,668           13,077,636
                                                                               5,295,700        20,250,904
                                                                                       0            69,721
--------------------------------------------------------------------------------------------------------------
        46,576          556,022         509,446           12,197,969
                                                                               6,186,987        18,710,015
                                                                                       0         1,284,593
--------------------------------------------------------------------------------------------------------------
             0         (545,082)       (545,082)           3,831,929
                                                                                       0         3,912,594
--------------------------------------------------------------------------------------------------------------
             0         (945,071)       (945,071)           3,293,042
                                                                                       0         3,210,344
                                                                                       0             8,566
--------------------------------------------------------------------------------------------------------------
        (4,046)       1,342,384       1,346,430           23,512,958
                                                                               1,985,372        28,074,705
                                                                                       0           165,083
--------------------------------------------------------------------------------------------------------------
             0         (299,676)       (299,676)           6,028,520
                                                                                       0         6,059,783
                                                                                       0            47,346
--------------------------------------------------------------------------------------------------------------
      (461,380)         691,602       1,152,982            1,032,718
                                                                               3,777,291         5,656,151
--------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                          Valuation       Proceeds        Cost of         Net
                                                                            Period          from        Investments    Realized
                                                             Dividends    Deductions        Sales          Sold       Gain (Loss)
---------------------------------------------------------------------------------------------------------------------------------

   Alger American Funds (continued):
   Growth Portfolio: (1)                                       $506,477     ($685,927)  $ 78,591,434   $ 64,519,617  $ 14,071,817
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Income and Growth Portfolio:                                 401,543      (156,768)     2,602,037      3,401,714      (799,677)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Leveraged AllCap Portfolio:                                        0      (196,601)     7,570,244      6,461,486     1,108,758
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   MidCap Growth Portfolio: (1)                                 350,028      (308,858)    49,795,194     45,404,313     4,390,881
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Small Capitalization Portfolio: (2)                        2,260,717      (722,118)   118,175,863    114,437,088     3,738,775
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   American Century Investments:
   Balanced Fund:                                               199,265       (58,943)       704,536        619,119        85,417
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Capital Appreciation Fund: (3)                               725,963      (365,809)    47,909,593     51,060,683    (3,151,090)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   International Fund:                                          176,899       (85,324)     4,226,767      3,417,937       808,830
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Calvert Social Balanced Portfolio:                            67,562        (7,128)       212,241        199,799        12,442
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                   7,870,976    (1,400,361)    17,887,517     15,251,625     2,635,892
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                          2,159,319      (938,752)    10,659,015      9,711,716       947,299
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   High Income Portfolio:                                     1,270,071      (337,944)     4,857,948      4,277,783       580,165
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------------------------------
   Overseas Portfolio:                                          863,493      (164,196)     5,725,552      5,116,905       608,647
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund II:
   Asset Manager Portfolio:                                     761,827      (120,783)     1,009,159        904,890       104,269
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                      1,931,363    (1,125,088)    13,933,668     10,543,199     3,390,469
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                       1,159,193      (771,581)    17,678,295     13,392,232     4,286,063
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                             277,920       (79,205)     1,100,211      1,085,995        14,216
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
         Net Unrealized                                      Net
          Gain (Loss)                    Net          Increase (Decrease)               Net Assets
          -----------                Change in          In Net Assets                   ----------
   Beginning           End           Unrealized            from Unit           Beginning           End
    of Year          of Year         Gain (Loss)         Transactions           of Year          of Year
------------------------------------------------------------------------------------------------------------

   $2,349,936               $0       ($2,349,936)        ($55,087,434)
                                                                             $43,545,003                $0
------------------------------------------------------------------------------------------------------------
     (828,912)       2,709,055         3,537,967            4,693,808
                                                                               6,471,587        14,148,460
------------------------------------------------------------------------------------------------------------
      220,810        1,540,243         1,319,433              628,691
                                                                              11,419,728        14,280,009
------------------------------------------------------------------------------------------------------------
      682,424                0          (682,424)         (23,592,354)
                                                                              19,842,727                 0
------------------------------------------------------------------------------------------------------------
     (495,260)               0           495,260          (64,524,063)
                                                                              58,751,429                 0
------------------------------------------------------------------------------------------------------------
      145,325          462,379           317,054            1,109,081
                                                                               2,991,356         4,643,230
------------------------------------------------------------------------------------------------------------
   (1,588,390)               0         1,588,390          (43,166,616)
                                                                              44,369,162                 0
------------------------------------------------------------------------------------------------------------
      375,835          361,821           (14,014)             259,970
                                                                               4,706,594         5,852,955
------------------------------------------------------------------------------------------------------------
         (881)          59,286            60,167              241,657
                                                                                 596,637           971,337
------------------------------------------------------------------------------------------------------------
    5,773,475       19,807,673        14,034,198           43,088,538
                                                                              72,480,497       138,709,740
------------------------------------------------------------------------------------------------------------
    3,258,300       14,584,513        11,326,213            8,978,986
                                                                              57,928,484        80,401,549
------------------------------------------------------------------------------------------------------------
      814,429        2,722,687         1,908,258           17,156,365
                                                                              14,709,464        35,217,837
                                                                                       0            68,542
------------------------------------------------------------------------------------------------------------
      743,689          460,930          (282,759)           2,276,187
                                                                               9,703,271        13,004,643
------------------------------------------------------------------------------------------------------------
      484,182        1,137,702           653,520            4,412,778
                                                                               5,931,464        11,743,075
------------------------------------------------------------------------------------------------------------
    6,210,754       18,201,832        11,991,078           35,101,002
                                                                              56,538,618       107,827,442
------------------------------------------------------------------------------------------------------------
    2,241,040       10,882,841         8,641,801           36,290,926
                                                                              27,380,370        76,986,772
------------------------------------------------------------------------------------------------------------
      175,829          387,160           211,331            1,392,243
                                                                               4,761,677         6,578,182
------------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                   Valuation         Proceeds        Cost of           Net
                                                                    Period             from        Investments      Realized
                                                 Dividends        Deductions          Sales            Sold        Gain (Loss)
--------------------------------------------------------------------------------------------------------------------------------

   Insurance Management Series:
   American Leaders Fund II:                    $2,033,587        ($1,272,645)      $2,239,581      $1,354,167       $885,414
   Annuity contracts in accumulation
   Annuity contracts in payment period
--------------------------------------------------------------------------------------------------------------------------------
   Equity Income Fund II:                           52,763           (108,244)         188,614         167,057         21,557
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                       63,162           (214,573)         650,403         461,919        188,484
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   High Income Bond Fund II:                     2,232,254           (576,880)       5,856,816       5,388,542        468,274
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   International Equity Fund II:                     8,680           (138,835)         787,960         678,156        109,804
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Prime Money Fund II:                            365,689           (107,783)       7,931,948       7,931,971            (23)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Fund II:             366,225           (147,271)       3,825,499       3,747,648         77,851
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Utility Fund II:                                838,523           (291,277)       1,512,321       1,157,193        355,128
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series:
   Aggressive Growth Portfolio:                          0           (419,040)      19,586,639      19,136,007        450,632
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Balanced Portfolio:                             786,909           (294,871)       2,053,281       1,687,149        366,132
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Flexible Income Portfolio:                      528,359            (93,943)       1,111,581       1,079,357         32,224
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                               967,832           (429,682)       2,254,366       1,752,378        501,988
   Annuity contracts in accumulation
   Annuity contracts in payment period
--------------------------------------------------------------------------------------------------------------------------------
   Short-Term Bond Portfolio: (4)                   62,602            (36,643)      13,023,397      12,927,175         96,222
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio:                   2,077,847         (1,645,928)      21,615,276      15,329,845      6,285,431
   Annuity contracts in accumulation
   Annuity contracts in payment period
--------------------------------------------------------------------------------------------------------------------------------
   Lexington Emerging Markets Fund:                  2,717            (53,043)       4,235,697       4,177,632         58,065
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------
   Lexington Natural Resources Trust Fund:         209,099            (85,086)       3,246,699       2,653,024        593,675
   Annuity contracts in accumulation
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
        Net Unrealized                                     Net
          Gain (Loss)                  Net          Increase (Decrease)                Net Assets
          -----------                Change in          In Net Assets                  ----------
  Beginning           End           Unrealized           from Unit           Beginning           End
   of Year          of Year        Gain (Loss)         Transactions           of Year          of Year
-----------------------------------------------------------------------------------------------------------

 $8,810,467      $30,111,589       $21,301,122         $ 32,775,129
                                                                           $61,127,055      $116,800,911
                                                                                     0            48,751
-----------------------------------------------------------------------------------------------------------
          0          911,406           911,406           19,061,089
                                                                                     0        19,938,571
-----------------------------------------------------------------------------------------------------------
    733,393        3,558,451         2,825,058           12,664,797
                                                                             7,182,178        22,709,106
-----------------------------------------------------------------------------------------------------------
  1,022,582        3,763,082         2,740,500           21,197,568
                                                                            27,151,137        53,212,853
-----------------------------------------------------------------------------------------------------------
    307,602          938,501           630,899            7,399,890
                                                                             5,935,590        13,946,028
-----------------------------------------------------------------------------------------------------------
          0                0                 0             (471,714)
                                                                             7,744,318         7,530,487
-----------------------------------------------------------------------------------------------------------
     73,398          513,199           439,801            4,803,969
                                                                             7,656,209        13,196,784
-----------------------------------------------------------------------------------------------------------
  1,730,892        5,801,015         4,070,123            4,555,867
                                                                            16,774,494        26,302,858
-----------------------------------------------------------------------------------------------------------
    534,823        4,594,517         4,059,694            2,750,579
                                                                            31,542,060        38,383,925
-----------------------------------------------------------------------------------------------------------
    373,883        3,462,858         3,088,975           15,424,389
                                                                            11,774,244        31,145,778
-----------------------------------------------------------------------------------------------------------
     73,395          367,565           294,170            4,626,561
                                                                             5,147,217        10,534,588
-----------------------------------------------------------------------------------------------------------
  1,093,423        5,764,208         4,670,785           14,123,750
                                                                            20,884,154        40,072,928
                                                                                     0           645,899
-----------------------------------------------------------------------------------------------------------
    (27,376)               0            27,376           (2,070,168)
                                                                             1,920,611                 0
-----------------------------------------------------------------------------------------------------------
  5,151,123       18,210,266        13,059,143           76,404,357
                                                                            66,472,691       160,658,096
                                                                                     0         1,995,445
-----------------------------------------------------------------------------------------------------------
    (66,591)        (709,548)         (642,957)             952,674
                                                                             2,515,960         2,833,416
-----------------------------------------------------------------------------------------------------------
    538,139          177,872          (360,267)           1,821,159
                                                                             4,751,784         6,930,364
-----------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


-------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                  Valuation      Proceeds       Cost of          Net
                                                                   Period          from       Investments     Realized
                                                    Dividends    Deductions        Sales          Sold       Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------

   MFS Funds:
   Emerging Growth Series: (2)                            $0      ($232,144)   $37,594,997    $34,076,137    $3,518,860
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Research Series: (3)                                    0       (273,185)    37,686,630     34,109,865     3,576,765
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Total Return Series:                                    0       (154,993)       689,861        564,440       125,421
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Value Series: (5)                                       0        (19,996)     4,332,717      3,942,044       390,673
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Worldwide Government Series:                       15,502        (12,983)       124,845        123,607         1,238
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Neuberger & Berman Advisers Management Trust -
   Growth Portfolio: (5)                             741,183        (92,357)    17,383,777     16,347,694     1,036,083
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Funds:
   Capital Appreciation Fund:                              0        (13,374)     8,964,190      9,092,515      (128,325)
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Global Securities Fund:                                 0        (12,451)       850,938        802,777        48,161
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Growth & Income Fund:                              37,178        (35,759)       188,084        164,087        23,997
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Strategic Bond Fund:                               84,234        (10,842)       122,739        121,006         1,733
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Portfolio Partners, Inc. PPI:
   PPI MFS Emerging Equities Portfolio:                    0       (120,211)    43,880,815     44,111,392      (230,577)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------------------------
   PPI MFS Research Growth Portfolio:                      0        (82,490)    37,923,531     37,983,794       (60,263)
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   PPI MFS Value Equity Portfolio:                         0        (16,913)     4,632,658      4,633,034          (376)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------------------------
   PPI Scudder International Growth Portfolio:             0        (12,760)       259,410        255,379         4,031
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   PPI T. Rowe Price Growth Portfolio:                     0       (115,952)    33,484,569     33,491,822        (7,253)
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Scudder Variable Life Investment Fund -
   International Portfolio: (6)                      275,557       (123,791)    16,445,650     14,417,831     2,027,819
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
         Net Unrealized                                     Net
          Gain (Loss)                   Net          Increase (Decrease)            Net Assets
          -----------                 Change in          In Net Assets              ------------
  Beginning           End            Unrealized           from Unit          Beginning          End
   of Year          of Year         Gain (Loss)         Transactions          of Year         of Year
----------------------------------------------------------------------------------------------------------

   ($85,796)               $0           $85,796         ($12,370,520)
                                                                             $8,998,008              $0
----------------------------------------------------------------------------------------------------------
    204,764                 0          (204,764)          (9,875,328)
                                                                              6,776,512               0
----------------------------------------------------------------------------------------------------------
     72,010         1,975,149         1,903,139           12,883,941
                                                                              4,216,370      18,973,878
----------------------------------------------------------------------------------------------------------
        935                 0              (935)            (578,583)
                                                                                208,841               0
----------------------------------------------------------------------------------------------------------
      9,304            (5,937)          (15,241)             927,866
                                                                                407,913       1,324,295
----------------------------------------------------------------------------------------------------------
     (6,666)                0             6,666           (9,934,149)
                                                                              8,242,574               0
----------------------------------------------------------------------------------------------------------
          0           133,786           133,786            3,696,113
                                                                                      0       3,688,200
----------------------------------------------------------------------------------------------------------
          0              (846)             (846)           2,646,073
                                                                                      0       2,680,937
----------------------------------------------------------------------------------------------------------
          0           465,927           465,927           12,197,564
                                                                                      0      12,688,907
----------------------------------------------------------------------------------------------------------
          0           (21,173)          (21,173)           3,038,749
                                                                                      0       3,092,701
----------------------------------------------------------------------------------------------------------
          0          (753,832)         (753,832)          96,397,314
                                                                                      0      94,796,247
                                                                                      0         496,447
----------------------------------------------------------------------------------------------------------
          0        (1,162,926)       (1,162,926)          67,172,809
                                                                                      0      65,867,130
----------------------------------------------------------------------------------------------------------
          0           220,662           220,662           15,224,308
                                                                                      0      15,049,606
                                                                                      0         378,075
----------------------------------------------------------------------------------------------------------
          0           195,427           195,427           12,463,465
                                                                                      0      12,650,163
----------------------------------------------------------------------------------------------------------
          0         1,797,922         1,797,922           88,495,541
                                                                                      0      90,170,258
----------------------------------------------------------------------------------------------------------
  1,510,449                 0        (1,510,449)         (12,719,263)
                                                                             12,050,127               0
----------------------------------------------------------------------------------------------------------

Variable Annuity Account B

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):


-------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                          Valuation          Proceeds         Cost of           Net
                                                            Period             from         Investments      Realized
                                         Dividends        Deductions          Sales             Sold        Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------
   Total Variable Annuity Account B    $278,833,116     ($29,243,851)    $1,004,789,371    $933,728,508    $71,060,863
=========================================================================================================================

(1) - Effective November 28, 1997, this funds assets were transferred to the PPI
      T. Rowe Price Growth Equity Portfolio.

(2) - Effective November 28, 1997, this funds assets were transferred to the PPI MFS Emerging Equities Portfolio.

(3) - Effective November 28, 1997, this funds assets were transferred to PPI MFS Research Growth Fund.

(4) - Effective November 28, 1997, this funds assets were transferred to the Aetna Variable Encore Fund.

(5) - Effective November 28, 1997, this funds assets were transferred to the PPI MFS Value Equity Portfolio.

(6) - Effective November 28, 1997, this funds assets were transferred to the PPI Scudder International Growth Portfolio.

---------------------------------------------------------------------------------------------------------------------
           Net Unrealized                                       Net
            Gain (Loss)                     Net          Increase (Decrease)                Net Assets
            -----------                  Change in          In Net Assets                   ----------
    Beginning             End            Unrealized           from Unit            Beginning              End
     of Year            of Year         Gain (Loss)         Transactions            of Year             of Year
---------------------------------------------------------------------------------------------------------------------
   $122,191,053      $255,524,506      $133,333,453         $619,647,552        $1,848,811,724      $2,922,442,857
 ====================================================================================================================

                         Independent Auditors' Report

The Board of Directors of Aetna Life Insurance and Annuity Company and Contract
 Owners of Variable Annuity Account B:

We have audited the accompanying statement of assets and liabilities of Aetna Life Insurance and Annuity Company Variable Annuity Account B (the "Account") as of December 31, 1998, and the related statements of operations and changes in net assets for each of the years in the two-year period then ended and condensed financial information for the year ended December 31, 1998. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and condensed financial information. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company Variable Annuity Account B as of December 31, 1998, the results of its operations and changes in its net assets for each of the years in the two-year period then ended and condensed financial information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.




                     /s/KPMG LLP


Hartford, Connecticut
February 26, 1999

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

                  Index to Consolidated Financial Statements

                                                                                  Page
                                                                                  ----
Independent Auditors' Report                                                       F-2

Consolidated Financial Statements:

   Consolidated Statements of Income for the Years Ended December 31, 1998,
     1997 and 1996                                                                 F-3

   Consolidated Balance Sheets as of December 31, 1998 and 1997                    F-4

   Consolidated Statements of Changes in Shareholder's Equity For the Years
     Ended December 31, 1998, 1997 and 1996                                        F-5

   Consolidated Statements of Cash Flows for the Years Ended December 31, 1998,
     1997 and 1996                                                                 F-6

   Notes to Consolidated Financial Statements                                      F-7

                         Independent Auditors' Report


The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company:

We have audited the accompanying consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company and Subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                              /s/ KPMG LLP


Hartford, Connecticut
February 3, 1999

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY
         (A wholly owned subsidiary of Aetna Retirement Holdings, Inc.)

                       Consolidated Statements of Income
                                   (millions)

                                                             Years Ended December 31,
                                                     ------------------------------------
                                                        1998         1997         1996
                                                     ----------   ----------   ----------
Revenue:
 Premiums                                             $   79.4     $   69.1     $   84.9
 Charges assessed against policyholders                  324.3        262.0        197.0
 Net investment income                                   877.6        878.8        852.6
 Net realized capital gains                               10.4         29.7         17.0
 Other income                                             29.6         38.3         43.6
                                                     ----------   ----------   ----------
  Total revenue                                        1,321.3      1,277.9      1,195.1
                                                     ----------   ----------   ----------
Benefits and expenses:
 Current and future benefits                             714.4        720.4        728.3
 Operating expenses                                      313.2        286.5        275.8
 Amortization of deferred policy acquisition costs       106.7         82.8         28.0
 Severance and facilities charges                           --           --         47.1
                                                     ----------   ----------   ----------
  Total benefits and expenses                          1,134.3      1,089.7      1,079.2
                                                     ----------   ----------   ----------
Income from continuing operations before
  income taxes                                           187.0        188.2        115.9

Income taxes                                              47.4         50.7         30.7
                                                     ----------   ----------   ----------
Income from continuing operations                        139.6        137.5         85.2
Discontinued Operations, net of tax
 Income from operations                                   61.8         67.8         55.9
 Gain on sale                                             59.0           --           --
                                                     ----------   ----------   ----------
Net income                                             $ 260.4      $ 205.3      $ 141.1
                                                     ==========   ==========   ==========

See Notes to Consolidated Financial Statements

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY
         (A wholly owned subsidiary of Aetna Retirement Holdings, Inc.)

                          Consolidated Balance Sheets
                         (millions, except share data)

                                                                    December 31,    December 31,
                                                                        1998            1997
                                                                    ------------    ------------
                             Assets
Investments:
 Debt securities available for sale, at fair value,
  (amortized cost: $11,570.3 and $12,912.2)                          $12,067.2        $13,463.8
 Equity securities, at fair value,
  Nonredeemable preferred stock (cost: $202.6 and $131.7)                203.3            147.6
  Investment in affiliated mutual funds (cost: $96.8 and$78.1)           100.1             83.0
  Common stock (cost: $1.0 and $0.2)                                       2.0               .6
 Short-term investments                                                   47.9             95.6
 Mortgage loans                                                           12.7             12.8
 Policy loans                                                            292.2            469.6
                                                                    ------------    ------------
    Total investments                                                 12,725.4         14,273.0
Cash and cash equivalents                                                608.4            565.4
Short-term investments under securities loan agreement                   277.3               --
Accrued investment income                                                151.6            163.0
Premiums due and other receivables                                        46.7             51.9
Reinsurance recoverable                                                2,959.8             11.8
Deferred policy acquisition costs                                        864.0          1,654.6
Reinsurance loan to affiliate                                               --            397.2
Deferred tax asset                                                       120.6               --
Other assets                                                              66.6             46.8
Separate accounts assets                                              29,458.4         22,982.7
                                                                    ------------    ------------
    Total assets                                                     $47,278.8        $40,146.4
                                                                    ============    ============
                   Liabilities and Shareholder's Equity
Liabilities:
 Future policy benefits                                              $ 3,815.9        $ 3,763.7
 Unpaid claims and claim expenses                                         18.8             38.0
 Policyholders' funds left with the Company                           11,305.6         11,143.5
                                                                    ------------    ------------
    Total insurance reserve liabilities                               15,140.3         14,945.2
 Payables under securities loan agreement                                277.3               --
 Other liabilities                                                       793.2            312.8
 Income taxes:
  Current                                                                279.8             12.4
  Deferred                                                                  --             72.0
 Separate accounts liabilities                                        29,430.2         22,970.0
                                                                    ------------    ------------
    Total liabilities                                                 45,920.8         38,312.4
                                                                    ------------    ------------
Shareholder's equity:
 Common stock, par value $50 (100,000 shares authorized;
  55,000 shares issued and outstanding)                                    2.8              2.8
 Paid-in capital                                                         427.3            418.0
 Accumulated other comprehensive income                                  104.8             92.9
 Retained earnings                                                       823.1          1,320.3
                                                                    ------------    ------------
    Total shareholder's equity                                         1,358.0          1,834.0
                                                                    ------------    ------------
     Total liabilities and shareholder's equity                      $47,278.8        $40,146.4
                                                                    ============    ============

See Notes to Consolidated Financial Statements

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY
         (A wholly owned subsidiary of Aetna Retirement Holdings, Inc.)

           Consolidated Statements of Changes in Shareholder's Equity
                                   (millions)

                                                          Years Ended December 31,
                                                   --------------------------------------
                                                      1998          1997          1996
                                                   ----------    ----------    ----------
Shareholder's equity, beginning of year             $1,834.0      $1,609.5      $1,583.0

Comprehensive income
 Net income                                            260.4         205.3         141.1
 Other comprehensive income (loss), net of tax:
   Unrealized gains (losses) on securities
    ($18.2 million, $49.9 million and
    $(110.6) million, pretax, respectively)             11.9          32.4         (72.0)
                                                   ----------    ----------    ----------
Total comprehensive income                             272.3         237.7          69.1
                                                   ----------    ----------    ----------
Capital contributions                                    9.3            --          10.4

Other changes                                            1.4           4.1         (49.5)

Common stock dividends                                (759.0)        (17.3)         (3.5)
                                                   ----------    ----------    ----------
Shareholder's equity, end of year                   $1,358.0      $1,834.0      $1,609.5
                                                   ==========    ==========    ==========

See Notes to Consolidated Financial Statements

            AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY
         (A wholly owned subsidiary of Aetna Retirement Holdings, Inc.)

                     Consolidated Statements of Cash Flows
                                   (millions)

                                                                                    Years Ended December 31,
                                                                           ---------------------------------------
                                                                             1998           1997           1996
                                                                           ---------      ---------      ---------
Cash Flows from Operating Activities:
Net income                                                                 $   260.4      $   205.3      $   141.1
Adjustments to reconcile net income to net cash provided by
 (used for) operating activities:
 Net accretion of discount on investments                                      (29.5)         (66.4)         (68.0)
 Gain on sale of discontinued operations                                       (88.3)            --             --
                                                                           ---------      ---------      ---------
  Cash flows provided by operating activities and net realized capital
   gains before changes in assets and liabilities                              142.6          138.9           73.1
 Net realized capital gains                                                    (11.1)         (36.0)         (19.7)
                                                                           ---------      ---------      ---------
  Cash flows provided by operating activities before changes in assets
   and liabilities                                                             131.5          102.9           53.4
   Changes in assets and liabilities:
    Decrease (increase) in accrued investment income                            11.4           (4.0)          16.5
    (Increase) decrease in premiums due and other receivables                  (16.3)         (33.3)           1.6
    Decrease (increase) in policy loans                                        177.4          (70.3)         (60.7)
    Increase in deferred policy acquisition costs                             (117.3)        (139.3)        (174.0)
    Decrease in reinsurance loan to affiliate                                  397.2          231.1           27.2
    Net increase in universal life account balances                            122.9          157.1          146.6
    Decrease in other insurance reserve liabilities                            (41.8)        (120.3)        (114.9)
    Net (decrease) increase in other liabilities and other assets              (50.8)         (41.7)           3.1
    Increase (decrease) in income taxes                                        100.4          (31.4)         (26.7)
    Other, net                                                                    --             --            1.1
                                                                           ---------      ---------      ---------
    Net cash provided by (used for) operating activities                       714.6           50.8         (126.8)
                                                                           ---------      ---------      ---------
Cash Flows from Investing Activities:
 Proceeds from sales of:
  Debt securities available for sale                                         6,790.2        5,311.3        5,182.2
  Equity securities                                                            150.1          103.1          190.5
  Mortgage loans                                                                 0.3            0.2            8.7
  Life business                                                                966.5             --             --
 Investment maturities and collections of:
  Debt securities available for sale                                         1,290.3        1,212.7          885.2
  Short-term investments                                                       129.9           89.3           35.0
 Cost of investment purchases in:
  Debt securities available for sale                                        (6,701.4)      (6,732.8)      (6,534.3)
  Equity securities                                                           (125.7)        (113.3)        (118.1)
  Other investments                                                         (2,725.9)            --             --
 Short-term investments                                                        (81.9)        (149.9)         (54.7)
 Other, net                                                                       --             --          (17.6)
                                                                           ---------      ---------      ---------
    Net cash used for investing activities                                    (307.6)        (279.4)        (423.1)
                                                                           ---------      ---------      ---------
Cash Flows from Financing Activities:
 Deposits and interest credited for investment contracts                     1,571.1        1,621.2        1,579.5
 Withdrawals of investment contracts                                        (1,393.1)      (1,256.3)      (1,146.2)
 Capital contribution to Separate Account                                         --          (25.0)            --
 Return of capital from Separate Account                                         1.7           12.3             --
 Capital contribution from HOLDCO                                                9.3             --           10.4
 Dividends paid to shareholder                                                (553.0)         (17.3)          (3.5)
                                                                           ---------      ---------      ---------
    Net cash (used for) provided by financing activities                      (364.0)         334.9          440.2
                                                                           ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                            43.0          106.3         (109.7)
Cash and cash equivalents, beginning of year                                   565.4          459.1          568.8
                                                                           ---------      ---------      ---------
Cash and cash equivalents, end of year                                     $   608.4      $   565.4      $   459.1
                                                                           =========      =========      =========
Supplemental cash flow information:
 Income taxes paid, net                                                    $    48.4      $    119.6     $    85.5
                                                                           =========      ==========      ==========

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements


1. Summary of Significant Accounting Policies

   Aetna Life Insurance and Annuity Company and its wholly owned subsidiary (collectively, the "Company") are providers of financial services in the United States. Prior to the sale of the domestic individual life insurance business on October 1, 1998, the Company had two business segments: financial services and individual life insurance. On October 1, 1998, the Company sold its domestic individual life insurance operations to Lincoln National Corporation ("Lincoln") and accordingly they are now classified as Discontinued Operations. (Refer to note 2)

   Financial services products include annuity contracts that offer a variety of funding and payout options for individual and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, and non-qualified annuity contracts. These contracts may be deferred or immediate ("payout annuities"). Financial services also include investment advisory services and pension plan administrative services.

   Discontinued Operations include universal life, variable universal life, traditional whole life and term insurance.

   Basis of Presentation
   ---------------------

   The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiary, Aetna Insurance Company of America. Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Retirement Holdings, Inc. ("HOLDCO"). HOLDCO is a wholly owned subsidiary of Aetna Retirement Services, Inc. ("ARS"), whose ultimate parent is Aetna Inc. ("Aetna").

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to 1997 and 1996 financial information to conform to the 1998 presentation.

   New Accounting Standards
   ------------------------

   Disclosures about Segments of an Enterprise and Related Information

   As of December 31, 1998, the Company adopted Financial Accounting Standard ("FAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for the reporting of information relating to operating segments. This statement supersedes FAS No. 14, Financial Reporting for Segments of a Business Enterprise, which requires reporting segment information by industry and geographic area (industry approach). Under FAS No. 131, operating segments are defined as components of a company for which separate financial information is available and is used by management to allocate resources and assess performance (management approach). The adoption of this statement did not change the composition or the results of operations of any of the operating segments of the Company, which are consistent with the management approach.

   Accounting for the Costs of Computer Software Developed and Obtained for Internal Use

   On January 1, 1998, the Company adopted Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants ("AICPA"). This statement requires that certain costs incurred in developing internal use computer software (in process at, and subsequent to the adoption date) be capitalized, and provides guidance for determining whether computer software is considered to be for internal use. The Company amortizes these costs over a period of 3 to 5 years. Previously, the Company expensed the cost of internal-use computer software as incurred. The adoption of this statement resulted in a net after-tax increase to the results of operations of $6.5 million for the year ended December 31, 1998.

   Accounting for Transfers and Servicing of Financial Assets and
   Extinguishments of Liabilities

   In June 1996, the Financial Accounting Standards Board ("FASB") issued FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities. FAS No. 125 was effective for 1997 financial statements; however, certain provisions relating to accounting for repurchase agreements and securities lending were not effective until January 1, 1998. The adoption of those provisions effective in 1998 did not have a material effect on the Company's financial position or results of operations.

   Future Application of Accounting Standards
   ------------------------------------------

   Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That
     Do Not Transfer Insurance Risk

   In October 1998, the AICPA issued SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk, which provides guidance on how to account for all insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health insurance contracts. This statement is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this statement and the potential effect on its financial position and results of operations.

   Accounting for Derivative Instruments and Hedging Activities

   In June 1998, the FASB issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. This standard is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company is currently evaluating the impact of adoption of this statement and the potential effect on its financial position and results of operations.

   Accounting by Insurance and Other Enterprises for Insurance-Related
   Assessments

   In December 1997, the AICPA issued SOP 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, which provides guidance for determining when an insurance or other enterprise should recognize a liability for guaranty-fund and other insurance-related assessments and guidance for measuring the liability. This statement is effective for 1999 financial statements with early adoption permitted. The Company does not expect adoption of this statement to have a material effect on its financial position or results of operations.

   Use of Estimates
   ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

   Cash and Cash Equivalents
   -------------------------

   Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

   Investments
   -----------

   Debt and equity securities are classified as available for sale and carried at fair value. These securities are written down (as realized capital losses) for other than temporary declines in value. Unrealized capital gains and losses related to available-for-sale investments, other than amounts allocable to experience-rated contractholders, are reflected in shareholder's equity, net of related taxes.

   Fair values for debt and equity securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company does not accrue interest on problem debt securities when management believes the collection of interest is unlikely.

   The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

   At December 31, 1998 and 1997, the Company loaned securities (which are reflected as invested assets) with a fair value of approximately $277.3 million and $385.1 million, respectively.

   Purchases and sales of debt and equity securities are recorded on the trade date.

   The investment in affiliated mutual funds represents an investment in Aetna managed mutual funds which have been seeded by the Company, and is carried at fair value.

   Mortgage loans and policy loans are carried at unpaid principal balances, net of impairment reserves. Sales of mortgage loans are recorded on the closing date.

   Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

   The Company utilizes futures contracts for other than trading purposes in order to hedge interest rate risk (i.e. market risk, refer to Note 4.)

   Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts allocable to experience rated contracts are deducted from capital gains and losses with an offsetting amount reported in future policy benefits. Changes in the fair value of futures contracts allocable to non-experienced-rated contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Deferred gains or losses on such futures contracts are amortized over the life of the acquired asset or liability as a yield adjustment or through net realized capital gains or losses upon disposal of an asset. Changes in the fair value of futures contracts that do not qualify as hedges are recorded in net realized capital gains or losses. Hedge designation requires specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that high correlation be maintained throughout the hedge period. If a hedging instrument ceases to be highly correlated with the position underlying the hedge, hedge accounting ceases at that date and excess gains or losses on the hedging instrument are reflected in net realized capital gains or losses.

   Included in common stock are warrants which represent the right to purchase specific securities. Upon exercise, the cost of the warrants is added to the basis of the securities purchased.

   Deferred Policy Acquisition Costs
   ---------------------------------

   Certain costs of acquiring insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. For fixed ordinary life contracts (prior to the sale of the domestic individual life insurance business to Lincoln on October 1, 1998, refer to Note 2), such costs are amortized over expected premium-paying periods (up to 20 years). For universal life (prior to the sale of the domestic individual life insurance business to Lincoln on October 1, 1998, refer to Note 2), and certain annuity contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits over the life of the contracts (up to 50 years for universal life and up to 20 years for certain annuity contracts). Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

   Insurance Reserve Liabilities
   -----------------------------

   Future policy benefits include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Prior to the sale of the domestic individual life insurance business on October 1, 1998, (refer to note 2), reserves for universal life products were equal to cumulative deposits less withdrawals and charges plus credited interest thereon, plus (less) net realized capital gains (losses) (which were reflected through credited interest rates). These reserves also included unrealized capital gains (losses) related to FAS No. 115. As a result of the sale and transfer of assets supporting the business, reserves for universal life products will no longer include net realized capital gains (losses) and unrealized gains (losses) related to FAS No. 115 for the years ended December 31, 1998 and beyond.

   Reserves for immediate annuities with life contingent payouts and traditional life insurance contracts are for immediate annuities with life contingent-payouts and traditional life insurance contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 1.50% to 11.25% for all years presented. Investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Aetna experience and are periodically reviewed against both industry standards and experience.

   Because the sale of the domestic individual life insurance business was substantially in the form of an indemnity reinsurance agreement, the Company reported an addition to its reinsurance recoverable approximating the Company's total individual life reserves at the sale date.

   Policyholders' funds left with the Company include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.00% to 8.10% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to FAS No. 115. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

   Unpaid claims for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

   Premiums, Charges Assessed Against Policyholders, Benefits and Expenses
   -----------------------------------------------------------------------

   For universal life (prior to the sale of the domestic individual life insurance business to Lincoln on October 1, 1998, refer to Note 2) and certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue in charges assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Life insurance premiums, other than premiums for universal life (prior to the sale of the domestic individual life insurance business to Lincoln on October 1, 1998, refer to Note 2) and certain annuity contracts, are recorded as premium revenue when due. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Statements of Income.

   Separate Accounts
   -----------------

   Assets held under variable universal life and variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder or participant under a contract (who bears the investment risk subject, in some cases, to minimum guaranteed rates) in shares of mutual funds which are managed by an affiliate of the Company, or other selected mutual funds not managed by the Company.

   As of December 31, 1998, Separate Accounts assets are carried at fair value. At December 31, 1998, unrealized gains of $10.0 million, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity. At December 31, 1997, Separate Account assets supporting the guaranteed interest option were carried at an amortized cost of $658.6 million (fair value $668.7 million). Separate Accounts liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 3.00% to 8.10% in 1998 and 4.10% to 8.10% in 1997.

   Separate Accounts assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

   Reinsurance
   -----------

   The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverables deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets. The majority of the reinsurance recoverable on the Consolidated Balance Sheets at December 31, 1998 is related to the reinsurance recoverable from Lincoln arising from the sale of the domestic life insurance business. (Refer to Note 2)

   Income Taxes
   ------------

   The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

2. Discontinued Operations-Individual Life Insurance

   On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1 billion in cash. The transaction was generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. Insurance reserves ceded as of December 31, 1998 were $2.9 billion. Deferred policy acquisition costs related to the life policies of $907.9 million were written off against the gain on the sale. Certain invested assets related to and supporting the life policies were sold to consummate the life sale, and the Company recorded a reinsurance recoverable from Lincoln. The transaction resulted in an after-tax gain on the sale of approximately $117 million, of which $58 million will be deferred and amortized over approximately 15 years (as profits in the book of business sold emerge). The remaining portion of the gain was recognized immediately in net income and was largely attributed to the sale of the domestic life insurance business for access to the agency sales force and brokerage distribution channel. The unamortized portion of the gain is presented in other liabilities on the Consolidated Balance Sheets.

   The operating results of the domestic individual life insurance business are presented as Discontinued Operations. All prior year income statement data has been restated to reflect the presentation as Discontinued Operations. Revenues for the individual life segment were $652.2 million, $620.4 million and $445.7 million for 1998, 1997 and 1996, respectively. Premiums ceded and reinsurance recoveries made in 1998 totaled $153.4 million and $57.7 million, respectively.

3. Investments

   Debt securities available for sale as of December 31, 1998 were as follows:


                                                                           Gross          Gross
                                                          Amortized      Unrealized     Unrealized        Fair
    1998 (Millions)                                          Cost           Gains         Losses         Value
   --------------------------------------------------------------------------------------------------------------
    U.S. government and government agencies
     and authorities                                      $   718.9        $ 60.4          $ 0.2       $   779.1

    States, municipalities and political subdivisions           0.3            --             --             0.3

    U.S. corporate securities:
      Utilities                                               615.2          29.8            4.1           640.9
      Financial                                             2,259.2          94.6            5.6         2,348.2
      Transportation/capital goods                            580.8          33.0            1.1           612.7
      Health care/consumer products                         1,328.2          69.8            4.8         1,393.2
      Natural resources                                       254.5           6.9            2.3           259.1
      Other corporate securities                              261.7           5.8            7.4           260.1
   --------------------------------------------------------------------------------------------------------------
     Total U.S. corporate securities                        5,299.6         239.9           25.3         5,514.2
   --------------------------------------------------------------------------------------------------------------

    Foreign securities:
      Government, including political subdivisions            507.6          30.4           32.9           505.1
      Utilities                                               147.0          32.4             --           179.4
      Other                                                   511.2          14.9            1.8           524.3
   --------------------------------------------------------------------------------------------------------------
     Total foreign securities                               1,165.8          77.7           34.7         1,208.8
   --------------------------------------------------------------------------------------------------------------

    Residential mortgage-backed securities:
      Pass-throughs                                           671.9          38.4            2.9           707.4
      Collateralized mortgage obligations                   1,879.6         119.7           10.4         1,988.9
   --------------------------------------------------------------------------------------------------------------
    Total residential mortgage-backed securities            2,551.5         158.1           13.3         2,696.3
   --------------------------------------------------------------------------------------------------------------

    Commercial/Multifamily mortgage-backed
     securities                                             1,114.9          30.9            9.8         1,136.0

    Other asset-backed securities                             719.3          13.8            0.6           732.5
   --------------------------------------------------------------------------------------------------------------

 Total debt securities                                    $11,570.3        $580.8          $83.9       $12,067.2
   ==============================================================================================================

3. Investments (continued)


   Debt securities available for sale as of December 31, 1997 were as follows:



                                                                             Gross          Gross
                                                          Amortized      Unrealized     Unrealized       Fair
    1997 (Millions)                                          Cost           Gains         Losses         Value
   --------------------------------------------------------------------------------------------------------------

    U.S. government and government agencies
     and authorities                                      $ 1,219.7        $ 74.0          $ 0.1       $ 1,293.6

    States, municipalities and political subdivisions           0.3            --             --             0.3

    U.S. corporate securities:
      Utilities                                               521.3          23.5            0.9           543.9
      Financial                                             2,370.7          84.6            1.3         2,454.0
      Transportation & capital goods                          528.2          33.2            0.1           561.3
      Healthcare & consumer products                          728.5          27.0            2.6           752.9
      Natural resources                                       143.5           5.5             --           149.0
      Other corporate securities                              545.2          27.2            0.1           572.3
   --------------------------------------------------------------------------------------------------------------
     Total U.S. corporate securities                        4,837.4         201.0            5.0         5,033.4
   --------------------------------------------------------------------------------------------------------------

    Foreign securities:
      Government, including political subdivisions            612.5          36.7           23.6           625.6
      Utilities                                               177.5          28.7             --           206.2
      Other                                                   857.9          27.7           42.8           842.8
   --------------------------------------------------------------------------------------------------------------
     Total foreign securities                               1,647.9          93.1           66.4         1,674.6
   --------------------------------------------------------------------------------------------------------------

    Residential mortgage-backed securities:
      Pass-throughs                                           784.4          71.3            2.0           853.7
      Collateralized mortgage obligations                   2,280.5         137.4            2.0         2,415.9
   --------------------------------------------------------------------------------------------------------------
     Total residential mortgage-backed securities           3,064.9         208.7            4.0         3,269.6
   --------------------------------------------------------------------------------------------------------------

    Commercial/Multifamily mortgage-backed
     securities                                             1,127.8          34.0            0.4         1,161.4

    Other asset-backed securities                           1,014.2          17.1            0.4         1,030.9
   --------------------------------------------------------------------------------------------------------------

    Total debt securities                                 $12,912.2        $627.9          $76.3       $13,463.8
   ==============================================================================================================

   At December 31, 1998 and 1997, net unrealized appreciation of $496.9 million and $551.6 million, respectively, on available-for-sale debt securities included $355.8 million and $429.3 million, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in insurance reserves.

   The amortized cost and fair value of debt securities for the year ended December 31, 1998 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                               Amortized        Fair
        (Millions)                                Cost          Value
        ---------------------------------------------------------------
        Due to mature:
        One year or less                       $   553.5      $   554.6
        After one year through five years        2,619.7        2,692.4
        After five years through ten years       1,754.0        1,801.7
        After ten years                          2,257.4        2,453.7
        Mortgage-backed securities               3,666.4        3,832.3
        Other asset-backed securities              719.3          732.5
        ---------------------------------------------------------------
        Total                                  $11,570.3      $12,067.2
        ===============================================================

   At December 31, 1998 and 1997, debt securities carried at $8.8 million and $8.2 million, respectively, were on deposit as required by regulatory authorities.

   The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1998.

   Included in the Company's debt securities were residential collateralized mortgage obligations ("CMOs") supporting the following:


                                                          1998                          1997
                                                 -----------------------       -----------------------
                                                    Fair       Amortized         Fair        Amortized
   (Millions)                                      Value          Cost           Value          Cost
-------------------------------------------------------------------------------------------------------

    Total residential CMOs (1)                   $ 1,988.9     $1,879.6        $ 2,415.9     $2,280.5
=======================================================================================================
    Percentage of total:
     Supporting experience rated  products            81.7%                         81.6%
     Supporting remaining products                    18.3%                         18.4%
-------------------------------------------------------------------------------------------------------
                                                     100.0%                        100.0%
=======================================================================================================

 (1) At December 31, 1998 and 1997, approximately 66% and 73%, respectively, of the Company's residential CMO holdings were backed by government agencies such as GNMA, FNMA, FHLMC.

   There are various categories of CMOs which are subject to different degrees of risk from changes in interest rates and, for nonagency-backed CMOs, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 1998 and 1997, approximately 2% and 4%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest- or principal-only strips).

   Investments in equity securities available for sale as of December 31 were as follows:

    (Millions)                           1998        1997
   -------------------------------------------------------
    Amortized Cost                     $300.4      $210.0
    Gross unrealized gains               13.1        21.3
    Gross unrealized losses               8.1          .1
   -------------------------------------------------------
    Fair Value                         $305.4      $231.2
   =======================================================

4. Financial Instruments

   Estimated Fair Value
   --------------------

   The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1998 and 1997 were as follows:


                                              1998                       1997
                                      ---------------------      -----------------------
                                      Carrying       Fair        Carrying        Fair
(Millions)                             Value         Value        Value         Value
----------------------------------------------------------------------------------------
 Assets:
  Mortgage loans                     $    12.7     $   12.3     $   12.8        $   12.4
 Liabilities:
  Investment contract liabilities:
   With a fixed maturity             $ 1,063.9     $  984.3     $ 1,030.3       $1,005.4
   Without a fixed maturity           10,241.7      9,686.2      10,113.2        9,587.5
-----------------------------------------------------------------------------------------

   Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

   The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

   Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans.

   Investment contract liabilities (included in Policyholders' funds left with the Company):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.


   Off-Balance-Sheet and Other Financial Instruments
   -------------------------------------------------

   Futures Contracts:

   Futures contracts are used to manage interest rate risk in the Company's bond portfolio. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk. Cash settlements are made daily based on changes in the prices of the underlying assets. The notional amounts, carrying values and estimated fair values of the Company's open treasury futures as of December 31, 1998 were $250.9 million, $.1 million, and $.1 million, respectively.

   Warrants:

   Included in common stocks are warrants which are instruments giving the Company the right, but not the obligation to buy a security at a given price during a specified period. The carrying values and estimated fair values of the Company's warrants to purchase equity securities as of December 31, 1998 were $1.5 million, respectively. The carrying values and estimated fair values as of December 31, 1997 were $.6 million, respectively.

   Debt Instruments with Derivative Characteristics:

   The Company also had investments in certain debt instruments with derivative characteristics, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. The amortized cost and fair value of these securities, included in the debt securities portfolio, as of December 31, 1998 was as follows:


                                                         Amortized       Fair
    (Millions)                                               Cost        Value
   -----------------------------------------------------------------------------
    Residential collateralized mortgage obligations      $1,879.6      $1,988.9
     Principal-only strips (included above)                  20.2          24.0
     Interest-only strips (included above)                   17.3          18.0
    Other structured securities with derivative
     characteristics (1)                                     87.3          80.6
   -----------------------------------------------------------------------------

    (1) Represents non-leveraged instruments whose fair values and credit risk are based on underlying securities, including fixed income securities and interest rate swap agreements.


5. Net Investment Income

   Sources of net investment income were as follows:

                                                1998        1997        1996
   ----------------------------------------------------------------------------
    Debt securities                            $ 798.8     $ 814.6     $ 805.3
    Nonredeemable preferred stock                 18.4        12.9         5.8
    Investment in affiliated mutual funds          6.6         3.8        10.8
    Mortgage loans                                 0.6         0.3         0.6
    Policy loans                                   7.2         5.7         6.4
    Reinsurance loan to affiliate                  2.3         5.5         9.3
    Cash equivalents                              44.6        38.8        27.1
    Other                                         16.7         9.5         1.8
   -----------------------------------------------------------------------------
    Gross investment income                      895.2       891.1       867.1
    Less: investment expenses                    (17.6)      (12.3)      (14.5)
   -----------------------------------------------------------------------------
    Net investment income                      $ 877.6     $ 878.8     $ 852.6
   =============================================================================

   Net investment income includes amounts allocable to experience rated contractholders of $655.6 million, $673.8 million and $649.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. Interest credited to contractholders is included in current and future benefits.

6. Dividend Restrictions and Shareholder's Equity

   The Company paid $553.0 million and $17.3 million in cash dividends to HOLDCO in 1998 and 1997, respectively. Additionally, at December 31, 1998, the Company accrued $206.0 million in dividends. Of the $759.0 million dividends paid and accrued in 1998, $756.0 million (all of which was approved by the Insurance Commissioner of the State of Connecticut) was attributable to proceeds from the sale of the domestic individual life insurance business.

   In January 1999, the accrued dividends of $206.0 million were paid by the Company to HOLDCO. Further dividends to be paid by the Company to HOLDCO during 1999 will need to be approved by the Insurance Department of the State of Connecticut (the "Department") prior to payment.

   The Department recognizes as net income and shareholder's capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. Statutory net income was $148.1 million, $80.5 million and $57.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. Statutory capital and surplus was $773.0 million and $778.7 million as of December 31, 1998 and 1997, respectively.

   As of December 31, 1998, the Company does not utilize any statutory accounting practices which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.


7. Capital Gains and Losses on Investment Operations

   Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold.

   Net realized capital gains on investments were as follows:


    (Millions)                                      1998       1997       1996
   ----------------------------------------------------------------------------
    Debt securities                                $ 7.4      $21.1      $ 9.5
    Equity securities                                3.0        8.6        7.5
   ----------------------------------------------------------------------------
    Pretax realized capital gains                  $10.4      $29.7      $17.0
   ============================================================================
    After-tax realized capital gains               $ 7.3      $19.2      $11.1
   ============================================================================

   Net realized capital gains of $15.0 million, $83.7 million and $52.5 million for 1998, 1997 and 1996, respectively, allocable to experience rated contracts, were deducted from net realized capital gains and an offsetting amount was reflected in Policyholders' funds left with the Company. Net unamortized gains were $118.6 million and $120.1 million at December 31, 1998 and 1997, respectively.

   Proceeds from the sale of available-for-sale debt securities and the related gross gains and losses were as follows:


    (Millions)                              1998          1997          1996
   ----------------------------------------------------------------------------
    Proceeds on sales                     $6,790.2      $5,311.3      $5,182.2
    Gross gains                               98.8          23.8          22.1
    Gross losses                              91.4           2.7          12.6
   ----------------------------------------------------------------------------

   Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities, excluding those related to experience-rated contractholders) were as follows:


    (Millions)                                          1998        1997        1996
   -----------------------------------------------------------------------------------
    Debt securities                                  $ 18.9      $44.3      $(100.1)
    Equity securities                                 (16.1)       5.6        (10.5)
    Other                                              15.4         --           --
   -----------------------------------------------------------------------------------
        Subtotal                                       18.2       49.9       (110.6)
    Increase (decrease) in deferred income taxes
      (Refer to note 8)                                 6.3       17.5        (38.6)
   -----------------------------------------------------------------------------------
    Net changes in accumulated other
      comprehensive income                           $ 11.9      $32.4      $ (72.0)
   ===================================================================================

   Net unrealized capital gains allocable to experience-rated contracts of $355.8 million at December 31, 1998 are reflected on the Consolidated Balance Sheets in Policyholders' funds left with the Company and are not included in shareholder's equity. At December 31, 1997, net unrealized capital gains of $356.7 million and $72.6 million at December 31, 1997 are reflected on the Consolidated Balance Sheets in policyholders' funds left with the Company and future policy benefits, respectively, and are not included in shareholder's equity.

   Shareholder's equity included the following accumulated other comprehensive income, which are net of amounts allocable to experience-rated contractholders, at December 31:


    (Millions)                                            1998      1997       1996
   ----------------------------------------------------------------------------------
    Debt securities:
     Gross unrealized capital gains                     $157.3     $140.6     $101.7
     Gross unrealized capital losses                     (16.2)     (18.4)     (23.8)
   ----------------------------------------------------------------------------------
                                                         141.1      122.2       77.9
   ----------------------------------------------------------------------------------
    Equity securities:
     Gross unrealized capital gains                       13.1       21.2       16.3
     Gross unrealized capital losses                      (8.1)      (0.1)      (0.8)
   ----------------------------------------------------------------------------------
                                                           5.0       21.1       15.5
   ----------------------------------------------------------------------------------
    Other:
     Gross unrealized capital gains                       17.1         --         --
     Gross unrealized capital losses                      (1.7)        --         --
   ----------------------------------------------------------------------------------
                                                          15.4         --         --
   ----------------------------------------------------------------------------------
    Deferred income taxes (Refer to note 8)               56.7       50.4       32.9
   ----------------------------------------------------------------------------------
    Net accumulated other comprehensive income          $104.8     $ 92.9     $ 60.5
   ==================================================================================

   Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities (excluding those related to experience-rated contractholders) were as follows:


   (Millions)                                           1998       1997         1996
   ----------------------------------------------------------------------------------
    Unrealized holding gains (losses) arising
      during the year (1)                               $38.3      $98.8       $(14.8)
    Less: reclassification adjustment for gains and
      other items included in net income (2)             26.4       66.4         57.2
   -----------------------------------------------------------------------------------
     Net unrealized gains (losses) on securities        $11.9      $32.4       $(72.0)
   ===================================================================================

    (1) Pretax unrealized holding gains (losses) arising during the year were $58.8 million, $152.3 million and ($22.9) million for 1998, 1997 and 1996, respectively.
    (2) Pretax reclassification adjustments for gains and other items included in net income were $40.6 million, $102.4 million and $87.7 million for 1998, 1997 and 1996, respectively.

8. Income Taxes

   The Company is included in the consolidated federal income tax return, the combined returns of Connecticut and New York, and the Illinois unitary state income tax returns of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated federal income tax return.

   Income taxes from continuing operations consist of the following:


    (Millions)                                    1998         1997         1996
   -------------------------------------------------------------------------------
    Current taxes (benefits):
     Federal                                     $ 246.4      $ 28.7      $ 30.0
     State                                           1.3         2.0         2.3
     Net realized capital gains                     16.8        39.1        24.4
   ------------------------------------------------------------------------------
                                                   264.5        69.8        56.7
   ------------------------------------------------------------------------------
    Deferred taxes (benefits):
     Federal                                      (203.2)        9.4        (7.6)
     Net realized capital (losses)                 (13.9)      (28.5)      (18.4)
   ------------------------------------------------------------------------------
                                                  (217.1)      (19.1)      (26.0)
   ------------------------------------------------------------------------------
      Total                                      $  47.4      $ 50.7      $ 30.7
   ==============================================================================

   Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:


   (Millions)                                      1998        1997        1996
   ------------------------------------------------------------------------------
    Income from continuing operations before
      income taxes                                $187.0      $188.2      $115.9
    Tax rate                                        35%         35%         35%
    ------------------------------------------------------------------------------
    Application of the tax rate                     65.5        65.9        40.6
    Tax effect of:
     State income tax, net of federal benefit        0.9         1.3         1.5
     Excludable dividends                          (17.1)      (15.6)      (10.8)
     Other, net                                     (1.9)       (0.9)       (0.6)
   ------------------------------------------------------------------------------
      Income taxes                                $ 47.4      $ 50.7      $ 30.7
   ==============================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:


    (Millions)                                           1998        1997
   ------------------------------------------------------------------------
    Deferred tax assets:
     Insurance reserves                                $ 324.1      $415.8
     Unrealized gains allocable to experience
      rated contracts                                    124.5       150.1
     Investment (gains) losses                            (0.3)        6.6
     Postretirement benefits other than pensions          26.0        26.3
     Deferred compensation                                38.6        31.2
     Restructuring charge                                  2.9         9.5
     Depreciation                                          1.7         3.9
     Sale of individual life                              48.9           -
     Other                                                16.0         8.8
   ------------------------------------------------------------------------
    Total gross assets                                   582.4       652.2
   ------------------------------------------------------------------------
    Deferred tax liabilities:
     Deferred policy acquisition costs                   272.7       515.6
     Market discount                                       4.5         5.1
     Net unrealized capital gains                        181.2       200.5
     Pension                                               3.9         3.6
     Other                                                (0.5)       (0.6)
   ------------------------------------------------------------------------
    Total gross liabilities                              461.8       724.2
   ------------------------------------------------------------------------
    Net deferred tax (asset) liability                 $(120.6)     $ 72.0
   ========================================================================

   Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. As of December 31, 1998 and 1997, no valuation allowances were required for unrealized capital gains and losses.

   Management believes that it is more likely than not that the Company will realize the benefit of the net deferred tax asset. The Company expects sufficient taxable income in the future to realize the net deferred tax asset because of the Company's long-term history of having taxable income, which is projected to continue.

   The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 1998. This amount would be taxed only under certain conditions.

   No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

   The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1990. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1991 through 1994.

9. Benefit Plans

   Aetna has noncontributory defined benefit pension plans covering substantially all employees. Aetna's accrued pension cost has been allocated to its subsidiaries, including the Company, under an allocation based on eligible salaries. Data on a separate company basis regarding the proportionate share of the projected benefit obligation and plan assets is not available. The accumulated benefit obligation and plan assets are recorded by Aetna. As of the measurement date (i.e., September 30), the accumulated plan assets exceeded accumulated plan benefits. Allocated pretax charges to operations for the pension plan (based on the Company's total salary cost as a percentage of Aetna's total salary cost) were $0.8 million, $2.7 million and $4.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   In addition to providing pension benefits, Aetna currently provides certain health care and life insurance benefits for retired employees. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 50 with 15 years of service or at age 65 with 10 years of service. There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. Retirees are generally required to contribute to the plans based on their years of service with Aetna. The costs to the Company associated with the Aetna postretirement plans for 1998, 1997 and 1996 were $0.9 million, $2.7 million and $1.8 million, respectively.

   As of December 31, 1996, Aetna transferred to the Company approximately $77.7 million of accrued liabilities, primarily related to the pension and postretirement benefit plans described above, that had been previously recorded by Aetna. The after-tax amount of this transfer (approximately $50.5 million) is reported as a reduction in retained earnings.

   The Company, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. As of the measurement date (i.e., September 30), the accumulated plan assets exceeded accumulated plan benefits.

   The Company, in conjunction with Aetna, also provides certain postretirement health care and life insurance benefits for certain agents. The costs to the Company associated with the agents' postretirement plans for 1998, 1997 and 1996 were $1.4 million, $0.6 million and $0.7 million, respectively.

   Effective January 1, 1999, the Company, in conjunction with Aetna, changed the formula for providing pension benefits from the existing final average pay formula to a cash balance formula, which will credit employees annually with an amount equal to a percentage of eligible pay based on age and years of service as well as an interest credit based on individual account balances. The formula also provides for a transition period until December 1, 2006, which allows certain employees to receive vested benefits at the higher of the final average pay or cash balance formula. The changing of this formula will not have a material effect on the Company's results of operations, liquidity or financial condition.

    Incentive Savings Plan--Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna. Pretax charges to operations for the incentive savings plan were $4.7 million, $4.4 million and $5.4 million in 1998, 1997 and 1996, respectively.

    Stock Plans--Aetna has a stock incentive plan that provides for stock options, deferred contingent common stock or equivalent cash awards or restricted stock to certain key employees. Executive and middle management employees may be granted options to purchase common stock of Aetna at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. Aetna does not recognize compensation expense for stock options granted at or above the market price on the date of grant under its stock incentive plans. In addition, executives may be granted incentive units which are rights to receive common stock or an equivalent value in cash. The incentive units may vest within a range from 0% to 175% at the end of a four year period based on the attainment of performance goals. The costs to the Company associated with the Aetna stock plans for 1998, 1997 and 1996, were $4.1 million, $2.9 million and $8.1 million, respectively. As of December 31, 1996, Aetna transferred to the Company approximately $1.1 million of deferred tax benefits related to stock options. This amount is reported as an increase in retained earnings. In 1998, other changes in shareholder's equity include an additional increase of $0.7 million reflecting revisions to the allocation of the deferred tax benefit.


10. Related Party Transactions

    Investment Advisory and Other Fees
    ----------------------------------

    In February 1998 and May 1998, Aeltus Investment Management Inc. ("Aeltus"), an affiliate of the Company, assumed investment advisory services for Aetna managed mutual funds and variable funds (collectively, the Funds), respectively. In connection with that assumption of duties, Aeltus entered into participation agreements with the Company. Participation fees paid to the Company, from Aeltus, included in charges assessed against policyholders amounted to $26.9 million for 1998. Prior to assuming investment advisory services, Aeltus served as subadvisor to the Funds. Since August 1996, Aeltus has served as advisor for most of the Company's General Account assets. Fees paid by the Company to Aeltus, included in both charges assessed against policyholders and net investment income, on an annual basis, range from 0.06% to 0.55% of the average daily net assets under management. For the years ended December 31, 1998, 1997 and 1996, the Company paid $21.7 million, $45.5 million and $16.0 million, respectively, in such fees.

    Prior to February 1998 and May 1998, the Company served as investment advisor to the Funds. Under the advisory agreements, the funds paid the Company a daily fee which, on an annual basis, ranged, depending on the fund, from 0.25% to 0.85% of their average daily net assets. The Company is also compensated by the Separate Accounts (variable funds) for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis is, depending on the product, up to 2.15% of their average daily net assets. The amount of compensation and fees received from the Funds and Separate Accounts, included in charges assessed against policyholders, amounted to $287.0 million, $271.2 million and $186.6 million in 1998, 1997 and 1996, respectively.

    Reinsurance Transactions
    ------------------------

    Since 1981, all domestic individual non-participating life insurance of Aetna and its subsidiaries has been issued by the Company. Effective December 31, 1988, the Company entered into a reinsurance agreement with Aetna Life Insurance Company ("Aetna Life") in which substantially all of the non-participating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. A $6.1 million and a $108.0 million commission, paid by the Company to Aetna Life in 1996 and 1988, respectively, was capitalized as deferred policy acquisition costs. In consideration for the assumption of this business, a loan was established relating to the assets held by Aetna Life which support the insurance reserves. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance to a coinsurance arrangement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred and the loan previously established was reduced. The Company maintained insurance reserves of $574.5 million ($397.2 million relating to the modified coinsurance agreement and $177.3 million relating to the coinsurance agreement) as of December 31, 1997 relating to the business assumed. The fair value of the loan relating to assets held by Aetna Life was $412.3 million as of December 31, 1997 and was based upon the fair value of the underlying assets.

    Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct domestic individual non-participating life insurance business was sold to Lincoln. (Refer to note 2).

    The operating results of the domestic individual life business are presented as Discontinued Operations. Premiums of $336.3 million, $176.7 million and $25.3 million and current and future benefits of $341.1 million, $183.9 million and $39.5 million, were assumed in 1998, 1997 and 1996, respectively. Investment income of $17.0 million, $37.5 million and $44.1 million was generated from the reinsurance loan to affiliate for the years ended December 31, 1998, 1997 and 1996, respectively.

    Prior to the sale of the domestic individual life insurance business to Lincoln on October 1, 1998, the Company's retention limit per individual life was $2.0 million and amounts in excess of this limit, up to a maximum of $8.0 million on any new individual life business was reinsured with Aetna Life on a yearly renewable term basis. Premium amounts related to this agreement were $2.0 million, $5.9 million and $5.2 million for 1998, 1997 and 1996, respectively. This agreement was terminated effective October 1, 1998.

    Effective October 1, 1997, the Company entered into a reinsurance agreement with Aetna Life to assume amounts in excess of $0.2 million for certain of its participating life insurance, on a yearly renewable term basis. Premium amounts related to this agreement were $4.4 million and $0.7 million in 1998 and 1997, respectively. The business assumed under this agreement was retroceded to Lincoln effective October 1, 1998.

    On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $87.8 million and $32.5 million were maintained for this contract as of December 31, 1998 and 1997, respectively.

    Capital Transactions
    --------------------

    The Company received a capital contribution of $9.3 million and $10.4 million in cash from HOLDCO in 1998 and 1996, respectively. The Company received no capital contributions in 1997.

    The Company paid $553.0 million, $17.3 million and 3.5 million in cash dividends to HOLDCO in 1998, 1997 and 1996, respectively. Additionally, in 1998, the Company accrued $206.0 million in dividends. (Refer to Note 6)

    Other
    -----

    Premiums due and other receivables include $1.6 million and $37.0 million due from affiliates in 1998 and 1997, respectively. Other liabilities include $2.2 million and $1.2 million due to affiliates for 1998 and 1997, respectively.

    As of December 31, 1998, Aetna transferred to the Company $0.7 million based on its decision not to settle state tax liabilities for the years 1998 and 1997. The amount transferred as of December 31, 1997 was $2.5 million. This amount has been reported as an other change in retained earnings.

    Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

11. Reinsurance

    On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. (Refer to note 2)

    Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

    The following table includes premium amounts ceded/assumed to/from affiliated companies as discussed in Note 10 above.


                                                     Ceded to       Assumed
                                         Direct       Other       from Other      Net
     (Millions)                          Amount     Companies      Companies     Amount
    ------------------------------------------------------------------------------------
                  1998
                  ----
     Premiums:
      Discontinued Operations            $166.8       $165.4        $340.6       $342.0
      Accident and Health Insurance        16.3         16.3            --           --
      Annuities                            80.8          2.9           1.5         79.4
    ------------------------------------------------------------------------------------
       Total earned premiums             $263.9       $184.6        $342.1       $421.4
    ====================================================================================

                  1997
                  ----
     Premiums:
      Discontinued Operations            $ 35.7       $ 15.1        $177.4       $198.0
      Accident and Health Insurance         5.6          5.6            --           --
      Annuities                            67.9           --           1.2         69.1
    ------------------------------------------------------------------------------------
       Total earned premiums             $109.2       $ 20.7        $178.6       $267.1
    ====================================================================================

                  1996
                  ----
     Premiums:
      Discontinued Operations            $ 34.6       $ 11.2        $ 25.3       $ 48.7
      Accident and Health Insurance         6.3          6.3            --           --
      Annuities                            84.3           --           0.6         84.9
    ------------------------------------------------------------------------------------
       Total earned premiums             $125.2       $ 17.5        $ 25.9       $133.6
    ====================================================================================

12. Segment Information

    Prior to October 1, 1998, the Company's operations were reported through two major business segments: Financial Services and Individual Life Insurance (now Discontinued Operations). Summarized financial information for the Company's principal operations was as follows:


                                                    (4)            (4)
                                                 Financial     Discontinued
    1998 (Millions)                               Services      Operations       Other          Total
    ----------------------------------------------------------------------------------------------------
     Revenue from external customers            $   433.3              --            --       $   433.3
     Net investment income                          877.6              --            --           877.6
    ----------------------------------------------------------------------------------------------------
     Total revenue excluding realized
      capital gains                             $ 1,310.9              --            --       $ 1,310.9
    ====================================================================================================
     Amortization of deferred policy
      acquisition costs                         $   106.7              --            --       $   106.7
    ----------------------------------------------------------------------------------------------------
     Income taxes                               $    57.7                       $ (10.3)      $    47.4
    ----------------------------------------------------------------------------------------------------
     Operating earnings (1)                     $   151.5              --            --       $   151.5
     Unusual items (2)                                 --              --       $ (19.2)          (19.2)
     Realized capital gains, net of tax               7.3              --            --             7.3
    ----------------------------------------------------------------------------------------------------
     Income from continuing operations          $   158.8              --       $ (19.2)      $   139.6
     Discontinued operations, net of tax:
      Income from operations                           --        $   61.8            --            61.8
      Gain on sale                                     --            59.0            --            59.0
    ----------------------------------------------------------------------------------------------------
     Net income                                 $   158.8        $  120.8       $ (19.2)      $   260.4
    ====================================================================================================
     Segment assets                             $43,458.6        $3,820.2            --       $47,278.8
    ----------------------------------------------------------------------------------------------------
     Expenditures for long-lived assets (3)            --              --       $   5.3       $     5.3
    ----------------------------------------------------------------------------------------------------

     (1) Operating earnings are comprised of net income excluding net realized capital gains and any unusual items.
     (2) Unusual items excluded from operating earnings include an after-tax severance benefit of $1.6 million and after-tax Year 2000 costs of $20.8 million.
     (3) Expenditures of long-lived assets represents additions to property and equipment not allocable to business segments.
     (4) Financial Services products include annuity contracts and Discontinued Operations include life insurance products. (Refer to Note 1)

                                                   (3)            (3)
                                                Financial     Discontinued
     1997 (Millions)                            Services       Operations     Other      Total
    ----------------------------------------------------------------------------------------------
     Revenue from external customers            $   369.4             --        --      $   369.4
     Net investment income                          878.8             --        --          878.8
    ----------------------------------------------------------------------------------------------
     Total revenue excluding realized
      capital gains                             $ 1,248.2             --        --      $ 1,248.2
    ==============================================================================================
     Amortization of deferred policy
      acquisition costs                         $    82.8             --        --      $    82.8
    ----------------------------------------------------------------------------------------------
     Income taxes                               $    50.7             --        --      $    50.7
    ----------------------------------------------------------------------------------------------
     Operating earnings (1)                     $   118.3             --        --      $   118.3
     Realized capital gains, net of tax              19.2             --        --           19.2
    ----------------------------------------------------------------------------------------------
     Income from continuing operations          $   137.5             --        --      $   137.5
     Discontinued Operations, net of tax:
      Income from operations                           --       $   67.8        --           67.8
    ----------------------------------------------------------------------------------------------
     Net Income                                 $   137.5       $   67.8        --      $   205.3
    ==============================================================================================
     Segment assets                             $36,638.8       $3,507.6        --      $40,146.4
    ----------------------------------------------------------------------------------------------
     Expenditures for long-lived assets (2)            --             --      $9.6      $     9.6
    ----------------------------------------------------------------------------------------------

     (1) Operating earnings are comprised of net income excluding net realized capital gains and any unusual items.

     (2) Expenditures for long-lived assets represents additions to property and equipment not allocable to business segments.

     (3) Financial Services products include annuity contracts and Discontinued Operations include life insurance products. (Refer to Note 1)

                                                        (3)            (3)
                                                     Financial     Discontinued
     1996 (Millions)                                  Services      Operations       Other        Total
    -----------------------------------------------------------------------------------------------------
     Revenue from external customers                 $  325.5            --             --      $  325.5
     Net investment income                              852.6            --             --         852.6
    -----------------------------------------------------------------------------------------------------
     Total revenue excluding realized capital
      gains                                          $1,178.1            --             --      $1,178.1
    =====================================================================================================
     Amortization of deferred policy acquisition
      costs                                          $   28.0            --             --      $   28.0
    -----------------------------------------------------------------------------------------------------
     Income taxes                                    $   35.6            --         $ (4.9)     $   30.7
    -----------------------------------------------------------------------------------------------------
     Operating earnings (losses) (1)                 $   83.2            --             --      $   83.2
     Unusual items (2)                                     --            --           (9.1)         (9.1)
     Realized capital gains, net of tax:                 11.1            --             --          11.1
    -----------------------------------------------------------------------------------------------------
     Income from continuing operations               $   94.3                       $ (9.1)     $   85.2
     Discontinued operations, net of tax
      Income from operations                               --         $55.9             --          55.9
    -----------------------------------------------------------------------------------------------------
     Net income (loss)                               $   94.3         $55.9         $ (9.1)     $  141.1
    =====================================================================================================

     (1) Operating earnings are comprised of net income excluding net realized capital gains and any unusual items.

     (2) Unusual items excluded from operating earnings represent $9.1 million after-tax corporate facilities and severance charges not directly allocable to the business segments.

     (3) Financial Services products include annuity contracts and Discontinued Operations include life insurance products. (Refer to Note 1)


13. Commitments and Contingent Liabilities


    Commitments
    -----------

    Through the normal course of investment operations, the Company commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 1998 and 1997, the Company had commitments to purchase investments of $68.7 million and $38.7 million, respectively. The fair value of the investments at December 31, 1998 and 1997 approximated $68.9 million and $39.0 million, respectively.

    Litigation
    ----------

    The Company is involved in numerous lawsuits arising, for the most part, in the ordinary course of its business operations. While the ultimate outcome of litigation against the Company cannot be determined at this time, after consideration of the defenses available to the Company and any related reserves established, it is not expected to result in liability for amounts material to the financial condition of the Company, although it may adversely affect results of operations in future periods.

Form No. SAI. 87305-99                                   ALIAC Ed. December 1999

                           VARIABLE ANNUITY ACCOUNT B
                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements:
         (1)      Included in Part A:
                  Condensed Financial Information
         (2)      Included in Part B:
                  Financial Statements of Variable Annuity Account B:
                  -   Statement of Assets and Liabilities as of December 31,
                      1998
                  - Statements of Operations and Changes in Net Assets for the years ended December 31, 1998 and 1997
                  - Condensed Financial Information for the year ended December 31, 1998
                  -   Notes to Financial Statements
                  -   Independent Auditors' Report
                  Financial Statements of the Depositor:
                  -   Independent Auditors' Report
                  - Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996
                  -   Consolidated Balance Sheets as of December 31, 1998 and
                      1997
                  - Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 1998, 1997 and 1996
                  - Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996
                  -   Notes to Consolidated Financial Statements

     (b) Exhibits
         (1)    Resolution of the Board of Directors of Aetna Life Insurance
                  and Annuity Company establishing Variable Annuity Account
                  B(1)
         (2)      Not applicable
         (3.1)    Broker-Dealer Agreement(2)
         (3.2)    Alternative Form of Wholesaling Agreement and Related
                  Selling Agreement(3)
         (4.1)    Variable Annuity Contract (GM-VA-99(PB))
         (4.2)    Variable Annuity Contract Certificate (GMC-VA-99(PB))
         (4.3)    Endorsement EM-ROTH-99(PB)
         (4.4)    Endorsement EM-IRA-99(PB)
         (4.5)    Endorsement EM-TDA-99(PB)
         (4.6)    Endorsement EGET-00
         (5)      Not applicable
         (6.1)    Certificate of Incorporation of Aetna Life Insurance and
                  Annuity Company(4)
         (6.2)    Amendment of Certificate of Incorporation of Aetna Life
                  Insurance and Annuity Company(5)

         (6.3)    By-Laws as amended September 17, 1997 of Aetna Life
                  Insurance and Annuity Company(6)
         (7)      Not applicable
         (8.1)    Fund Participation Agreement between Aetna Life Insurance
                  and Annuity Company and AIM dated June 30, 1998(7)
         (8.2)    Service Agreement between Aetna Life Insurance and Annuity
                  Company and AIM effective June 30, 1998(7)
         (8.3) Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced
                  VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998(2)
         (8.4) Amendment dated November 9, 1998 to Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation
                  Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc. dated as of May 1, 1998(8)
         (8.5) Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced
                  VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998(2)
         (8.6) Amendment dated November 4, 1998 to Service Agreement between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series dated as of May 1, 1998(8)
         (8.7) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(5)
         (8.8) Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(9)
         (8.9) Sixth Amendment dated November 6, 1997 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance

                  Products Fund and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1,
                  1997(10)
         (8.10) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and
                  Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and November 6, 1997(2)
         (8.11) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(5)
         (8.12) Fifth Amendment, dated as of May 1, 1997, to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996(9)
         (8.13) Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997(11)
         (8.14) Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and January 20, 1998(2)
         (8.15) Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(12)
         (8.16) Amendment dated January 1, 1997 to Service Agreement between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company dated as of November 1, 1995(9)
         (8.17) Service Contract between Fidelity Distributors Corporation and Aetna Life Insurance and Annuity Company dated May 2, 1997(8)
         (8.18) Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997(13)
         (8.19) Amendment dated October 12, 1998 to Fund Participation Agreement among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation dated December 8, 1997(8)

         (8.20)   Service Agreement between Janus Capital Corporation and Aetna
                  Life Insurance and Annuity Company dated December 8, 1997(13)
         (8.21)   Fund Participation Agreement among MFS Variable Insurance
                  Trust, Aetna Life Insurance and Annuity Company and
                  Massachusetts Financial Services Company dated April 30,
                  1996, and amended on September 3, 1996, March 14, 1997 and
                  November 28, 1997(2)
         (8.22)   Fourth Amendment dated May 1, 1998 to the Fund Participation
                  Agreement by and among MFS Variable Insurance Trust, Aetna
                  Life Insurance and Annuity Company and Massachusetts
                  Financial Services Company dated April 30, 1996, and amended on September 3, 1996, March 14, 1997 and November 28, 1997(7)
         (8.23)   Fifth Amendment to Fund Participation Agreement by and among
                  MFS Variable Insurance Trust, Aetna Life Insurance and
                  Annuity Company and Massachusetts Financial Services Company
                  dated April 30, 1996, and amended on September 3, 1996,
                  March 14, 1997 and November 28, 1997(14)
         (8.24)   Fund Participation Agreement dated May 1, 1999 between Aetna
                  Life Insurance and Annuity Company, Mitchell Hutchins Series
                  Trust, and Mitchell Hutchins Asset Management, Inc.(15)
         (8.25)   Service Agreement dated May 1, 1999 between Mitchell Hutchins
                  Asset Management, Inc. and Aetna Life Insurance and Annuity
                  Company(15)
         (8.26)   Fund Participation Agreement dated March 11, 1997 between
                  Aetna Life Insurance and Annuity Company and Oppenheimer
                  Variable Annuity Account Funds and Oppenheimer Funds,
                  Inc.(16)
         (8.27)   Service Agreement effective as of March 11, 1997 between
                  Oppenheimer Funds, Inc. and Aetna Life Insurance and Annuity
                  Company(16)
         (9)      Opinion and Consent of Counsel
         (10)     Consent of Independent Auditors
         (11)     Not applicable
         (12)     Not applicable
         (13)     Schedule for Computation of Performance Data
         (14.1)   Powers of Attorney(17)
         (14.2)   Authorization for Signatures(3)

1. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 22, 1996.
2. Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.
3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 12, 1996.
4. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed on April 15, 1996.

5. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 11, 1997.
6. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-91846), as filed on October 30, 1997.
7. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
8. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.
9. Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.
10. Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 9, 1998.
11. Incorporated by Reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 33-75248), as filed on February 24, 1998.
12. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed on June 28, 1996.
13. Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed on December 31, 1997.
14. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 333-56297), as filed on February 16, 1999.
15. Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 25, 1999.
16. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 16, 1997.
17.  Incorporated by reference to Registration Statement on Form N-4 (File
     No. 333-87305), as filed on September 17, 1999.

Item 25. Directors and Officers of the Depositor

Name and Principal
Business Address*          Positions and Offices with Depositor
-----------------          ------------------------------------

Thomas J. McInerney        Director and President

Catherine H. Smith         Director, Chief Financial Officer and Senior Vice
                           President

Shaun P. Mathews           Director and Senior Vice President

Deborah Koltenuk           Vice President, Corporate Controller, and Assistant
                           Treasurer

Therese M. Squillacote     Vice President and Chief Compliance Officer

Kirk P. Wickman            Senior Vice President, General Counsel and Corporate
                           Secretary

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

      Incorporated herein by reference to Item 26 of Registration Statement on Form N-4 (File No. 333-56297) as filed on November 23, 1999.

Item 27. Number of Contract Owners

      As of October 31, 1999, there were 92,783 individual holders of interests in variable annuity contracts funded through Variable Annuity Account B.

Item 28. Indemnification

      Section 21 of Public Act No. 97-246 of the Connecticut General Assembly (the "Act") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, as amended by Sections 12 to 20, inclusive, of this Act. Reference is hereby made to Section 33-771(e) of the Connecticut General Statutes ("CGS") regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or
(2) a court has determined that indemnification is appropriate pursuant to
Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in
Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

      The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Item 29. Principal Underwriter

     (a) In addition to serving as the principal underwriter and depositor for the Registrant, Aetna Life Insurance and Annuity Company (Aetna) also acts as the principal underwriter, only, for Aetna Variable Encore Fund, Aetna Variable Fund, Aetna Generation Portfolios, Inc., Aetna Income Shares, Aetna Balanced VP, Inc. (formerly Aetna Investment Advisers Fund, Inc.), Aetna GET Fund, and Aetna Variable Portfolios, Inc. and as the principal underwriter and investment adviser for Portfolio Partners, Inc. (all management investment companies registered under the Investment Company Act of 1940 (1940 Act)). Additionally, Aetna acts as the principal underwriter and depositor for Variable Life Account B of Aetna, Variable Annuity Account C of Aetna and Variable Annuity Account G of Aetna (separate accounts of Aetna registered as unit investment trusts under the 1940 Act). Aetna is also the principal underwriter for Variable Annuity Account I of Aetna Insurance Company of America (AICA) (a separate account of AICA registered as a unit investment trust under the 1940 Act).

     (b) See Item 25 regarding the Depositor.

     (c) Compensation as of December 31, 1998:

    (1)                  (2)                 (3)              (4)               (5)

Name of             Net Underwriting     Compensation
Principal           Discounts and        on Redemption       Brokerage
Underwriter         Commissions          or Annuitization    Commissions     Compensation*
-----------         -----------          ----------------    -----------     -------------

Aetna Life                                 $684,000                          $42,930,000
Insurance and
Annuity
Company

* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account B.

Item 30. Location of Accounts and Records

      All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

             Aetna Life Insurance and Annuity Company
             151 Farmington Avenue
             Hartford, Connecticut  06156

Item 31. Management Services

      Not applicable

Item 32. Undertakings

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 235221, *13 (S.E.C.)].

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Aetna Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-87305) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hartford, State of Connecticut, on the 13th day of December, 1999.

                                        VARIABLE ANNUITY ACCOUNT B OF AETNA
                                        LIFE INSURANCE AND ANNUITY COMPANY
                                            (Registrant)

                                 By:    AETNA LIFE INSURANCE AND ANNUITY
                                        COMPANY
                                            (Depositor)

                                 By:    Thomas J. McInerney*
                                        ---------------------------------------
                                        Thomas J. McInerney
                                        President

      As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                         Title                                                 Date
---------                         -----                                                 ----

Thomas J. McInerney*              Director and President                          )
-------------------------------   (principal executive officer)                   )
Thomas J. McInerney                                                               )
                                                                                  )      December
Catherine H. Smith*               Director and Chief Financial Officer            )      13, 1999
-------------------------------                                                   )
Catherine H. Smith                                                                )
                                                                                  )
Shaun P. Mathews*                 Director                                        )
-------------------------------                                                   )
Shaun P. Mathews                                                                  )
                                                                                  )
Deborah Koltenuk*                 Vice President, Corporate Controller, and       )
-------------------------------   Assistant Treasurer
Deborah Koltenuk

By: /s/ J. Neil McMurdie
    --------------------------------------------------------------
    J. Neil McMurdie
    *Attorney-in-fact

                           VARIABLE ANNUITY ACCOUNT B
                                  EXHIBIT INDEX

Exhibit No.     Exhibit
-----------     -------

99-B.4.1        Variable Annuity Contract (GM-VA-99(PB))
                                                                   ------------

99-B.4.2        Variable Annuity Certificate (GMC-VA-99(PB))
                                                                   ------------

99-B.4.3        Endorsement EM-Roth-99(PB)
                                                                   ------------

99-B.4.4        Endorsement EM-IRA-99(PB)
                                                                   ------------

99-B.4.5        Endorsement EM-TDA-99(PB)
                                                                   ------------

99-B.4.6        Endorsement EGET-00
                                                                   ------------

99-B.9          Opinion and Consent of Counsel
                                                                   ------------

99-B.10         Consent of Independent Auditors
                                                                   ------------

99-B.13         Schedule for Computation of Performance Data
                                                                   ------------